
THE PLACE. THE PEOPLE.
THE PORTFOLIO.

ANNUAL REPORT 2012

WRIT
WASHINGTON
REAL ESTATE
INVESTMENT
TRUST


WRIT

In 2012, WRIT focused on investing in its existing properties—modernizing and adapting to changing marketplace demands in order to retain and attract the best quality tenants. The most notable example is 2000 M Street, where a newly built conference facility is one of several new amenities. It features 3,500 square feet of fully equipped professional meeting space available for tenant use.

(COVER PHOTO) Building Engineer Edzon Garcia and Lead Engineer James Quinn flank Sherry Kissal, Director of Interior Architecture, in the recently renovated lobby of 1220 19th Street. This property is a certified Energy Star building and features upgraded common area lobbies, elevator cabs and restrooms. WRIT received LEED EB Gold Certification for 1220 19th Street in 2012.



MEETING THE CHALLENGES OF A CHANGING MARKET

We're repositioning the WRIT portfolio to focus on properties where people live, work and shop in one of the strongest real estate markets in the world.

Washington Real Estate Investment Trust (WRIT) has owned and operated real estate in the Washington, D.C. metro region for more than 50 years. We have a long history of delivering stable returns for our investors over the long term by practicing a conservative, focused and diversified investment strategy. For the past four years, we have met the challenge of an uncertain economic environment by strategically repositioning our assets, by reinvesting in new and existing properties—and by relying on our team's deep expertise in one of the world's best real estate markets. As a result, our portfolio has never been stronger.



JOHN P. McDANIEL
GEORGE F. McKENZIE



Office
Medical
Multifamily
Retail
MD
DC
VA
270
95
495
267
66
495

LETTER TO SHAREHOLDERS

We are engaged in the process of transforming our company for future growth in one of the world's leading real estate markets. Two years ago, we embarked on a plan to grow the company by sharpening our focus on high-quality properties with strong growth potential located in Washington, D.C. and near demand generators in the Greater Washington region. We began an aggressive repositioning strategy of divesting properties that did not meet our strategic criteria, and investing the proceeds in new and existing properties in the office, multifamily and retail sectors. We believe this strategy will create a stronger company—with more reliable earnings growth, better properties and an improved balance sheet.

We've made great progress over the past two years. In 2011, we completed the sale of our industrial portfolio for $350 million, generating a gain on sale of $97 million. We reinvested all the proceeds into higher quality downtown or metro-centric office buildings and an exceptional shopping center. In 2012, we continued with this repositioning and made significant capital improvement to properties in the office and multifamily sectors—to attract new tenants and retain existing ones.

In January of 2013, we announced our decision to explore the sale of our medical office portfolio. This decision was based on the recognition that to achieve external growth in this sector, we would have to expand beyond the Washington, D.C. region—a move that runs contrary to our strategic focus.

Over the past decade, WRIT has assembled the largest portfolio of institutional quality medical office assets in the Washington, D.C. metro area. It is a one-of-a-kind portfolio consisting of 1.3 million square feet of space and 17 properties, all in affluent communities, urban centers or near major medical centers. The development of this business segment has created enormous value for our shareholders. If we execute as planned, the sale of our medical office portfolio will not only demonstrate this significant value creation, but also will provide the most efficient cost of investment capital to fund high-quality acquisitions and capital improvements in our office, multifamily and retail properties. We believe focusing on "live, work and shop" assets in urban and close-in locations is the best strategy for generating this future growth.

Fiscal conservatism and financial strength are hallmarks of our company. In 2012, we continued to improve all of our financial metrics. Our balance sheet is strong with minimal maturities in 2013. In September, we completed our largest bond offering to date at the best rate in company history. In addition, in July, our board made the difficult decision to set a new quarterly dividend rate of $.30 per share to provide additional investment capital as we push forward with our

Selected Financial and Operating Data

(in millions, except fully diluted per share amounts)

	2008	2009	2010	2011	**2012**
Real Estate Rental Revenue	$ 224	$ 251	$ 253	$ 284	**$ 305**
Net Income Attributable to the Controlling Interests	27	41	37	105	**24**
Funds from Operations	99	122	112	110	**123**
Cash Dividends Paid	86	100	109	115	**98**
Average Shares Outstanding (Diluted)	49	57	62	66	**66**
Per Fully Diluted Common Share					
Net Income Attributable to the Controlling Interests	$ 0.55	$ 0.71	$ 0.60	$ 1.58	**$ 0.35**
Funds from Operations[1]	2.00	2.14	1.79	1.66	**1.84**
Cash Dividends Paid	1.72	1.73	1.73	1.74	**1.47**
At Year-End					
Total Assets	$2,109	$2,045	$2,168	$2,121	**$2,124**
Total Debt	1,337	1,182	1,216	1,184	**1,249**
Shareholders' Equity	637	745	857	859	**792**

1. See Reconciliation of Core Funds from Operations on page 120.
See the description of Funds from Operations and reconciliation to Net Income Attributable to the Controlling Interests on page 60 and the description of Core Funds from Operations and reconciliation to Funds from Operations on page 120.

Same-Store Portfolio Occupancy Levels
(as of 12/31/12)


94%
85%
89%
91%
89%
Overall Portfolio

Cash Dividends Paid
(dollars per share)


$1.72
$1.73
$1.73
$1.74
$1.47
2012

Core Funds from Operations[1]
(dollars per share)


$2.12
$2.06
$1.96
$1.95
$1.90
2012

plans to improve and reposition our assets for the future. Our operating results have remained steady in a difficult environment. For 2012, Net Operating Income ("NOI") was $201.7 million compared to $188.8 million in the prior year. Core Funds from Operations ("FFO") for 2012 was $126.4 million, or $1.90 per diluted share, compared to $129.2 million, or $1.95 per diluted share in 2011.

We have faced a challenging economic environment for some years now, and we are very proud of what we have accomplished during this period. WRIT not only weathered the financial crisis, but we also significantly upgraded the quality of our assets and sharpened our strategic focus. We delevered the balance sheet, made a series of strategic dispositions and redeployed capital to build value for our shareholders. We were able to accomplish all of this because of the quality, experience and professionalism of the entire WRIT team.

We are blessed to operate in one of the world's best real estate markets. In 2013, the Association of Foreign Investors in Real Estate (AFIRE) again ranked Washington, D.C. among the top five real estate markets in the world—along with other great cities including New York, London and San Francisco. At this writing, the environment in and around Washington, D.C. remains unpredictable for many of our tenants due to budget concerns, sequestration and political gridlock. This is not the first time in our 53-year history that WRIT has faced political and market challenges. We know this market, we believe in this market, and we take a long-term view. The future is a bright one for the capital of the free world, and we believe investing here is a prudent and profitable long-term endeavor.

In closing, as chief executive officer and a co-signer of this letter, I'd like to address the subject of my retirement, announced in January. I will be continuing as CEO until my successor comes aboard to help ensure a smooth transition and to complete the disposition of our medical office portfolio and reinvestment of the proceeds generated therein.

I have enjoyed enormously the past 16-plus years at WRIT and have been truly honored to earn your faith and support for the past six years as your CEO. I would also like to thank my fellow Trustees for their wisdom and counsel, and my fellow WRIT associates for their work ethic, confidence and friendship.

George F. McKenzie
President and Chief Executive Officer

John P. McDaniel
Chairman of the Board

2000 M Street stands at the corner of 20th and M streets in Washington's central business district, within walking distance of Dupont Circle Metro Station.





LARRY CARROLL, DIRECTOR OF ENERGY AND ENVIRONMENTAL ENGINEERING

JOHN WHITE, SENIOR CHIEF BUILDING ENGINEER

JACQUELINE BRADBURY, PROJECT MANAGER, ENERGY AND ENVIRONMENTAL DIVISION

Recent improvements to 2000 M Street include the installation of an energy-efficient chilled beam system in the ceilings, providing tenants more usable square footage and enhanced temperature control.



BRIAN MORAN, DIRECTOR OF ASSET MANAGEMENT, OFFICE
CHRISTOPHER GETZ, DIRECTOR OF OFFICE LEASING
TABITHA BRITTAIN, DIRECTOR OF PROPERTY MANAGEMENT, OFFICE

REINVESTING

The ongoing process of reinvesting in our properties is central to WRIT's operating strategy. In a challenging market, renovating interiors, upgrading amenities, adding facilities and improving energy efficiency make us more competitive. It enables us to retain existing tenants and attract new ones—and adds value to our portfolio.

Over the past year, we have pursued an aggressive reinvestment strategy. In 2012, WRIT completed upgrades to 388 units in our multifamily portfolio, achieving an average return on cost of 12 percent. In the office portfolio, we currently have upgrades planned or under way at 1901 Pennsylvania Avenue, 1220 19th Street, and 1140 Connecticut Avenue in Washington, D.C.; 6110 Executive Boulevard and 51 Monroe Street in Rockville, Maryland; and 1600 Wilson Boulevard in Arlington and Braddock Metro Center in Alexandria, Virginia. These include lobby and common area renovations. In addition, ongoing multifamily unit renovations continue throughout the portfolio as the tenancy of individual units turns over.

2000 M Street provides an excellent example of a recent renovation process. Acquired in 2007, the property is an eight-story, 227,000 square foot office building in a high-profile corner location at 20th and M streets in the city's Golden Triangle business improvement district. Over the past year, we have renovated the building's lobby and common areas, and added 11,000 square feet of amenities on the lower level, including a fitness facility, conference facility and management office. The conference center includes more than 3,500 square feet of audiovisual-equipped meeting space, pantry and restrooms. The 5,000 square foot fitness center is top of the line, with an on-site fitness professional, group exercise room, locker rooms with showers, daily towel service and a massage room. The fitness center is available to all tenants in WRIT's downtown office portfolio. We also replaced the building's HVAC system, a perimeter consoled induction system, with a new, energy-efficient chilled beam system. The new energy management system, coupled with reduced fan power and new gas boilers, provides energy savings, better air quality and increased comfort for our tenants.

Reinvesting in our properties strengthens our portfolio and our tenant base—and generates measurable results. For example, following the improvements at 2000 M Street, the building's leasing percentage rose from 75% to 90% and generated approximately $2 million in additional rental revenue.



Recent unit upgrades have yielded higher rents at several multifamily properties in Virginia, including The Ashby at McLean, Country Club Towers, Park Adams Apartments and Roosevelt Towers.



The Montrose Center, on Randolph Road near Rockville Pike in Rockville, Maryland, features a new MOM's Organic Market, a rapidly growing regional grocery chain that features organic produce at discount prices.

REPOSITIONING

Net Operating Income Contribution by Sector

2007

- **38%** Office
- **19%** Retail
- **11%** Multifamily
- **15%** Medical
- **17%** Industrial



2012

- **48%** Office
- **21%** Retail
- **16%** Multifamily
- **15%** Medical



At the close of 2012, WRIT owns and manages 70 properties comprising 11 million square feet of space in four sectors—office, medical office, multifamily and retail—in Washington, D.C. and the Greater Washington metropolitan region. All are strategically located inside the Capital Beltway or in submarkets with strong demographics, employment drivers or proximity to transit. Five years ago, we began recycling assets to improve the quality of our portfolio by focusing on city-center or inside-the-Beltway locations with superior growth demographics and proximity to major transportation nodes.

This repositioning is well under way. On the disposition side, from 2007 through 2011, we sold a number of non-core suburban office and industrial properties in transactions totaling over $270 million. And, at the end of 2011, we accelerated our repositioning strategy with the sale of underperforming industrial assets for $350 million, generating a gain on sale of $97 million. In fact, nearly every disposition we have executed in recent years has resulted in significant gains. We have reinvested the proceeds from these sales to acquire infill urban and metro-centric assets in the office and multifamily sectors, and well-located retail and medical office assets—to create a strong portfolio for the future, capitalize on the strongest sectors of the Washington, D.C. real estate market and build value for our shareholders.

On the acquisition side, during the period from 2007 to 2011, we significantly enhanced our office portfolio with 11 strategic acquisitions, including four office buildings acquired in 2011 in Washington, D.C. and the high-growth submarkets of Tysons Corner and Alexandria, Virginia. We added two shopping centers to our retail portfolio—in the strong, close-in suburban markets of Columbia and Olney, Maryland—and an exceptional multifamily property in the upper Northwest quadrant of Washington, D.C. In addition, we delivered Bennett Park and the Clayborne, two Class A multifamily developments, and acquired land to develop an additional 433 Class A multifamily units in the vibrant Northern Virginia submarkets of Ballston and Alexandria.

In 2012, we continued to execute our plan. During the course of the year, WRIT sold an outer perimeter office property and medical office property for a total of $23 million. In June, WRIT acquired the Fairgate at Ballston, an eight-story, 142,000 square foot office building in the Ballston submarket in Arlington, Virginia. Located at 1005 North Glebe Road, the property is within walking distance of the Ballston Metro station and is easily accessible to Route 66. Historically, the Ballston-Rosslyn corridor has been one of the top performing real estate markets in the Washington, D.C. region.

WRIT is emerging from this repositioning with the strongest portfolio in our company's history—a collection of metro-centric, diversified, high-performing assets with strong, long-term growth potential in one of the world's leading real estate markets.


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LIVE. WORK. SHOP.

In 2013, WRIT announced plans to explore the divestiture of its medical office portfolio, an exceptional collection of 17 medical office assets assembled over the past decade. Following the execution of that sale, WRIT will be defined by a "live-work-shop" strategic focus, with assets in three core sectors—multifamily, office and retail.

During 2012, we realigned our asset management organization to reflect this sharper focus on three core segments. WRIT established three separate corporate divisions to manage all aspects of leasing, asset management, acquisition, disposition and development opportunities in their respective sectors—office, multifamily and retail.

WRIT will continue to focus on Washington, D.C.'s city center and on affluent, high-growth submarkets with a diverse mix of employment drivers—close to major transportation centers, including metro stations and access points to major transportation corridors. By simplifying our business model into three core sectors, we enhance our focus on property types with proven long-term growth potential—quality office, multifamily and retail properties where people live, work and shop in the Washington, D.C. metropolitan region.

ENERGY LEADERSHIP

WRIT was awarded membership to the 2013 Green Power Leadership Club by the U.S. Environmental Protection Agency, joining an elite group of Green Power Partners who are demonstrating exemplary environmental leadership.

1901 Pennsylvania Avenue and 1220 19th Street have received LEED EB Gold certifications for existing buildings, a rating that encourages building owners to implement sustainable practices and maximize efficiency while minimizing environmental impacts. Additional LEED EB projects are currently planned or under way at many of WRIT's other office buildings.



2012 FORM 10-K

WASHINGTON REAL ESTATE INVESTMENT TRUST

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NO. 1-6622

WASHINGTON REAL ESTATE INVESTMENT TRUST

(Exact name of registrant as specified in its charter)

MARYLAND	53-0261100
(State of incorporation)	*(IRS Employer Identification Number)*

6110 EXECUTIVE BOULEVARD, SUITE 800, ROCKVILLE, MARYLAND 20852
(Address of principal executive office) *(Zip code)*

Registrant's telephone number, including area code: (301) 984-9400

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of exchange on which registered*
Shares of Beneficial Interest	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety (90) days. YES [X] NO [ ]

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES [ ] NO [X]

As of June 29, 2012, the aggregate market value of such shares held by non-affiliates of the registrant was approximately $1,871,915,973 (based on the closing price of the stock on June 29, 2012).

As of February 20, 2013, 66,482,564 common shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement relating to the 2013 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K as indicated herein.

INDEX

PART I

ITEM 1. BUSINESS

WRIT Overview

Washington Real Estate Investment Trust ("we" or "WRIT") is a self-administered, self-managed, equity real estate investment trust ("REIT") successor to a trust organized in 1960. Our business consists of the ownership and operation of income-producing real property in the greater Washington metro region. We own a diversified portfolio of office buildings, medical office buildings, multifamily buildings and retail centers.

Our geographic focus is based on two principles:

1. Real estate is a local business and is more effectively selected and managed by owners located, and with expertise, in the region.
2. Geographic markets deserving of focus must be among the nation's best markets with a strong primary industry foundation and diversified enough to withstand downturns in their primary industry.

We consider markets to be local if they can be reached from Washington within two hours by car. While we have historically focused most of our investments in the greater Washington metro region, in order to maximize acquisition opportunities we will consider investments within the two-hour radius described above. In the future, we also may consider opportunities to duplicate our Washington-focused approach in other geographic markets which meet the criteria described above.

Our current strategy is focused on properties inside the Washington metro region's Beltway, near major transportation nodes and in areas with strong employment drivers and superior growth demographics. We will seek to continue to upgrade our portfolio as opportunities arise, funding acquisitions with a combination of cash, equity, debt and proceeds from property sales. To that end, we plan to explore the potential sale of all or a portion of our medical office segment during 2013. We believe that this sale would enhance our focus on the office, multifamily and retail segments, while providing funds to upgrade our portfolio (see "Proposed Sale of Medical Office Segment" below).

All of our officers and employees live and work in the greater Washington metro region and all but one of our officers have over 20 years of experience in this region.

Washington Metro Region Economy

The Washington metro region experienced slow job growth during 2012, as uncertainty about the impact of proposed cuts to the federal budget made companies hesitant to make hiring or spending decisions. Current estimates by Delta Associates/ Transwestern Commercial Services ("Delta"), a national full service real estate firm that provides market research and evaluation services for commercial property, indicate that the Washington metro region gained 37,400 jobs during the 12 month period ending October 2012. The region's unemployment rate was 5.1% at October 2012, down from 5.6% in the prior year. The region's unemployment rate remains the lowest rate among all of the nation's largest metro areas. Projected 2012 gross regional product growth is expected to be 2.7%, compared to the national increase of 2.2%. The federal government remains the region's most important industry, providing more than one-third of the region's GRP.

Delta expects the Washington metro region's economy to grow sluggishly in 2013, with consumers and businesses remaining cautious about the economy.

Washington Metro Region Real Estate Markets

The Washington metro region's slow growth is reflected in the real estate market performance in each of our segments. Market statistics and information from Delta are set forth below:

Office and Medical Office Segments

- Average effective rents decreased 2.9% in 2012 in the region, compared to a decrease of 0.9% in 2011.
- Overall vacancy was 13.4% at December 31, 2012, up from 12.1% at December 31, 2011. The region has the seventh-lowest vacancy rate of large metro areas in the United States.

- Net absorption (defined as the change in occupied, standing inventory from one period to the next) totaled a negative 2.9 million square feet in 2012, compared to a positive 1.1 million square feet in 2011.
- Of the 8.0 million square feet of office space under construction at December 31, 2012 (up from 7.0 million square feet at December 31, 2011), 51% is pre-leased, compared to 52% one year ago.

Retail Segment

- Rental rates at grocery-anchored centers were up 1.2% in the region in 2012, compared to the 2.1% increase in 2011.
- Vacancy for grocery-anchored centers was 4.9% at December 31, 2012, down from 5.5% at December 31, 2011.

Multifamily Segment

- Net effective rents for all investment grade apartments increased 1.7% in the greater Washington metro region during 2012. Class A rents increased by 1.9% in 2012, compared to an increase of 2.4% in 2011.
- The vacancy rate for all apartments was 4.3% at December 31, 2012, compared to 3.8% at December 31, 2011. The national rate was 4.8% at December 31, 2012. Class A vacancy decreased to 4.2% at December 31, 2012 from 5.0% at December 31, 2011.

Our Portfolio

As of December 31, 2012, we owned a diversified portfolio of 70 properties, totaling approximately 8.6 million square feet of commercial space and 2,540 residential units, and land held for development. These 70 properties consist of 26 office properties, 17 medical office properties, 16 retail centers and 11 multifamily properties. Our principal objective is to invest in high quality properties in prime locations, then proactively manage, lease and direct ongoing capital improvement programs to improve their economic performance. The percentage of total real estate rental revenue by property group for 2012, 2011 and 2010, and the percent leased as of December 31, 2012, were as follows:

PERCENT LEASED DECEMBER 31, 2012[2]		REAL ESTATE RENTAL REVENUE[1]		
		2012	2011	2010
87%	Office	50%	49%	47%
87%	Medical office	15%	15%	18%
92%	Retail	18%	18%	16%
96%	Multifamily	17%	18%	19%
		100%	100%	100%

[1] Data excludes discontinued operations.
[2] Calculated as the percentage of physical net rentable area leased.

On a combined basis, our commercial portfolio (i.e., our office, medical office and retail properties, but not our multifamily properties) was 88% leased at December 31, 2012, 91% leased at December 31, 2011 and 91% leased at December 31, 2010.

The commercial lease expirations for the next five years and thereafter are as follows:

	# OF LEASES	SQUARE FEET	GROSS ANNUAL RENT *(in thousands)*	PERCENTAGE OF TOTAL GROSS ANNUAL RENT
2013	208	927,433	$ 24,333	10%
2014	188	1,078,016	36,337	15%
2015	163	951,731	32,295	14%
2016	149	924,938	28,129	12%
2017	141	878,195	31,874	14%
2018 and thereafter	323	2,339,734	81,898	35%
Total	1,172	7,100,047	$234,866	100%

Total real estate rental revenue from continuing operations was $305.0 million for 2012, $284.2 million for 2011 and $253.1 million for 2010. During the three year period ended December 31, 2012, we acquired seven office buildings and two retail centers. During that same period, we sold eight office buildings, one medical office building and our entire industrial segment.

According to Delta, the professional/business services and government sectors constituted 46% of payroll jobs in the Washington metro area at the end of 2012. Due to our geographic concentration in the Washington metro area, a significant amount of our tenants have historically been concentrated in the professional/business services and government sectors, although the exact amount will vary from time to time. As a result of this concentration, we are susceptible to business trends (both positive and negative) that affect the outlook for these sectors. In particular, a significant reduction in federal government spending would seriously impact these sectors.

No single tenant accounted for more than 3.6% of real estate rental revenue in 2012, 3.7% of real estate rental revenue in 2011 and 3.8% of real estate rental revenue in 2010. All federal government tenants in the aggregate accounted for approximately 1.6% of our 2012 real estate rental revenue. Federal government tenants include the Department of Defense, Social Security Administration, Federal Bureau of Investigation and Office of Personnel Management.

Our ten largest tenants, in terms of real estate rental revenue, are as follows:

1. World Bank
2. Advisory Board Company
3. Booz Allen Hamilton, Inc.
4. Patton Boggs LLP
5. Engility Corporation
6. General Services Administration
7. Sunrise Senior Living, Inc.
8. INOVA Health System
9. Epstein, Becker & Green, P.C.
10. General Dynamics

We expect to continue investing in additional income-producing properties. We invest in properties which we believe will increase in income and value. Our properties typically compete for tenants with other properties throughout the respective areas in which they are located on the basis of location, quality and rental rates.

We make capital improvements to our properties on an ongoing basis for the purpose of maintaining and increasing their value and income. Major improvements and/or renovations to the properties during the three years ended December 31, 2012 are discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "Capital Improvements and Development Costs."

Further description of the property groups is contained in Item 2, Properties, Note 13, Segment Information and in Schedule III. Reference is also made to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

On February 20, 2013, we had 287 employees including 207 persons engaged in property management functions and 80 persons engaged in corporate, financial, leasing, asset management and other functions.

Proposed Sale of Medical Office Segment

We plan to explore the potential sale of all or a portion of our medical office segment during 2013. We believe that this sale would enhance our focus on the office, multifamily and retail segments, while providing funds to upgrade our portfolio. However, we may not receive acceptable offers for these properties. If we did receive an offer we considered acceptable, the completion of a definitive transaction with respect to such offer would still require the successful negotiation of a sale agreement and the approval of our Board of Trustees. Lastly, if we identify a potential purchaser of all or a portion of the medical office segment, negotiate an acceptable sale agreement and receive approval from the Board of Trustees to execute any such sale, there could still be conditions to the closing of such transaction that may not be achieved, or we or the potential purchaser otherwise may not be successful in completing such transaction. We may also not be successful in reinvesting all or a portion of the proceeds of any such sale on a substantially concurrent basis. If we do sell all or a portion of the medical office segment during 2013, the resulting decrease in 2013's net income attributable to the controlling interests may not be completely offset by income from the reinvestment of disposition proceeds.

REIT Tax Status

We believe that we qualify as a REIT under Sections 856-860 of the Internal Revenue Code and intend to continue to qualify as such. To maintain our status as a REIT, we are required to distribute 90% of our ordinary taxable income to our shareholders. When selling properties, we have the option of (a) reinvesting the sales proceeds of properties sold, allowing for a deferral of income taxes on the sale, (b) paying out capital gains to the shareholders with no tax to us or (c) treating the capital gains as having been distributed to our shareholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to our shareholders.

Tax Treatment of Recent Disposition Activity

We sold several properties during the three years ended December 31, 2012, as follows:

DISPOSITION DATE	PROPERTY	TYPE	RENTABLE SQUARE FEET	CONTRACT SALES PRICE *(in thousands)*	GAIN ON SALE *(in thousands)*
August 31, 2012	1700 Research Boulevard	Office	101,000	$ 14,250	$ 3,724
December 20, 2012	Plumtree Medical Center	Medical Office	33,000	8,750	1,400
Total 2012			134,000	$ 23,000	$ 5,124
Various[(1)]	Industrial Portfolio[(1)]	Industrial/Office	3,092,000	$350,900	$97,491
April 5, 2011	Dulles Station, Phase I	Office	180,000	58,800	—
Total 2011			3,272,000	$409,700	$97,491
June 18, 2010	Parklawn Portfolio[(2)]	Office/Industrial	229,000	$ 23,430	$ 7,942
December 21, 2010	The Ridges	Office	104,000	27,500	4,441
December 22, 2010	Ammendale I&II/Amvax	Industrial	305,000	23,000	9,216
Total 2010			638,000	$ 73,930	$21,599

(1) *The Industrial Portfolio consisted of every property in our industrial segment and two office properties (the Crescent and Albemarle Point), and we closed on the sale on three separate dates. On September 2, 2011, we closed on the sale of the two office properties (the Crescent and Albemarle Point) and 8880 Gorman Road, Dulles South IV, Fullerton Business Center, Hampton Overlook, Alban Business Center, Pickett Industrial Park, Northern Virginia Industrial Park I, 270 Technology Park, Fullerton Industrial Center, Sully Square, 9950 Business Parkway, Hampton South and 8900 Telegraph Road. On October 3, 2011, we closed the sale of Northern Virginia Industrial Park II. On November 1, 2011, we closed on the sale of 6100 Columbia Park Road and Dulles Business Park I and II.*

(2) *The Parklawn Portfolio consisted of three office properties (Parklawn Plaza, Lexington Building and Saratoga Building) and one industrial property (Charleston Business Center).*

All disclosed gains on sale are calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). A portion of the sales proceeds were reinvested in replacement properties, with the remainder paid out to shareholders.

We distributed all of our ordinary taxable income for the years ended December 31, 2012, 2011 and 2010 to our shareholders.

Generally, and subject to our ongoing qualification as a REIT, no provisions for income taxes are necessary except for taxes on undistributed REIT taxable income and taxes on the income generated by our taxable REIT subsidiaries ("TRS's"). Our TRS's are subject to corporate federal and state income tax on their taxable income at regular statutory rates.

During the fourth quarter of 2011, we recognized a $14.5 million impairment charge at Dulles Station, Phase II, a development property held by one of our TRS's (see note 3 to the consolidated financial statements). The impairment charge created a deferred tax asset of $5.7 million at this TRS, but we have determined that it is more likely than not that this deferred tax asset will not be realized. We have therefore recorded a valuation allowance for the full amount of the deferred tax asset related to the impairment charge at Dulles Station, Phase II.

As of December 31, 2012, our TRS's had no net deferred tax asset and a net deferred tax liability of $0.6 million. As of December 31, 2011, our TRS's had a net deferred tax asset and liability of $0.1 million and $0.5 million, respectively. These are primarily related to temporary differences in the timing of the recognition of revenue, amortization and depreciation. There were no material income tax provisions or material net deferred income tax items for our TRS's for the year ended December 31, 2010.

Availability of Reports

Copies of this Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports are available, free of charge, on the Internet on our website www.writ.com. All required reports are made available on the website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. The reference to our website address does not constitute incorporation by reference of the information contained in the website and such information should not be considered part of this document.

ITEM 1A. RISK FACTORS

Set forth below are the risks that we believe are material to our shareholders. We refer to the shares of beneficial interest in WRIT as our "common shares," and the investors who own shares as our "shareholders." This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements beginning on page 59.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our financial performance and the value of our real estate assets are subject to the risk that if our office, medical office, retail and multifamily properties do not generate revenues sufficient to meet our operating expenses, debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. The following factors, among others, may adversely affect the cash flow generated by our commercial and multifamily properties:

- downturns in the national, regional and local economic climate;
- the financial health of our tenants and the ability to collect rents;
- consumer confidence, unemployment rates and consumer tastes and preferences;
- competition from similar asset type properties;
- local real estate market conditions, such as oversupply or reduction in demand for office, medical office, retail and multifamily properties;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance premiums, utilities and real estate taxes;
- inflation;
- civil disturbances, earthquakes and other natural disasters, terrorist acts or acts of war; and
- decreases in the underlying value of our real estate.

We are dependent upon the economic climate of the Washington metropolitan region.

All of our properties are located in the Washington metro region, which may expose us to a greater amount of market dependent risk than if we were geographically diverse. General economic conditions and local real estate conditions in the Washington metro region are dependent upon various industries that are predominant in our area (such as government and professional/business services). A downturn in one or more of these industries may have a particularly strong effect on the economic climate of our region. In the event of negative economic changes in our region, we may experience a negative impact to our profitability and may be limited in our ability to meet our financial obligations when due and/or make distributions to our shareholders.

We may be adversely affected by any significant reductions in federal government spending.

As a REIT operating exclusively in the Washington metro region, a significant portion of our properties is occupied by United States Government tenants or tenants that are directly or indirectly serving the United States Government as federal contractors or otherwise. A significant reduction in federal government spending, particularly a sudden decrease due to the sequestration process, could adversely affect the ability of these tenants to fulfill lease obligations or decrease the likelihood that they will renew their leases with us. Further, economic conditions in the Washington metro region are significantly dependent upon the level of federal government spending in the region. In the event of a significant reduction in federal government spending, there could be negative economic changes in our region which could adversely impact the ability of our tenants to perform their financial obligations under our leases or the likelihood of their lease renewal. As a result, if such a reduction in federal government spending were to occur, we could experience an adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our shareholders.

We face risks associated with property development.

During the first quarter of 2013, we expect to break ground on a mid-rise apartment building at 650 North Glebe Road in Arlington, Virginia. As well, we expect our 1225 First Street high-rise apartment development project in Alexandria, Virginia to commence construction at a future time to be determined.

Developing properties presents a number of risks for us, including risks that:

- if we are unable to obtain all necessary zoning and other required governmental permits and authorizations or cease development of the project for any other reason, the development opportunity may be abandoned after expending significant resources, resulting in the loss of deposits or failure to recover expenses already incurred;
- the development and construction costs of the project may exceed original estimates due to increased interest rates and increased cost of materials, labor, leasing or other expenditures, which could make the completion of the project less profitable because market rents may not increase sufficiently to compensate for the increase in construction costs;
- construction and/or permanent financing may not be available on favorable terms or may not be available at all, which may cause the cost of the project to increase and lower the expected return;
- the project may not be completed on schedule as a result of a variety of factors, many of which are beyond our control, such as weather, labor conditions and material shortages, which would result in increases in construction costs and debt service expenses;
- the time between commencement of a development project and the stabilization of the completed property exposes us to risks associated with fluctuations in the Washington metro region's economic conditions; and
- occupancy rates and rents at the completed property may not meet the expected levels and could be insufficient to make the property profitable.

Properties developed or acquired for development may generate little or no cash flow from the date of acquisition through the date of completion of development. In addition, new development activities, regardless of whether or not they are ultimately successful, may require a substantial portion of management's time and attention.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken. Any of the foregoing could have an adverse effect on our financial condition, results of operations or ability to satisfy our debt service obligations.

We face risks associated with property acquisitions.

We intend to continue to acquire properties which would increase our size and could alter our capital structure. Our acquisition activities and results may be exposed to the following risks:

- we may be unable to finance acquisitions on favorable terms;
- the acquired properties may fail to perform as we expected in analyzing our investments;

- the actual returns realized on acquired properties may not exceed our average cost of capital;
- even if we enter into an acquisition agreement for a property, we may be unable to complete that acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;
- competition from other real estate investors may significantly increase the purchase price;
- our estimates of capital expenditures required for an acquired property, including the costs of repositioning or redeveloping, may be inaccurate;
- we may be unable to acquire a desired property because of competition from other real estate investors, including publicly traded real estate investment trusts, institutional investment funds and private investors; and
- even if we enter into an acquisition agreement for a property, it is subject to customary conditions to closing, including completion of due diligence investigations which may have findings that are unacceptable.

We may acquire properties subject to liabilities and without recourse, or with limited recourse with respect to unknown liabilities. As a result, if liability were asserted against us based upon the acquisition of a property, we may have to pay substantial sums to settle it, which could adversely affect our cash flow. Unknown liabilities with respect to properties acquired might include:

- liabilities for clean-up of undisclosed environmental contamination;
- claims by tenants, vendors or other persons dealing with the former owners of the properties; and
- liabilities incurred in the ordinary course of business.

Real estate investments are illiquid, and we may not be able to sell our properties on a timely basis when we determine it is appropriate to do so.

Real estate investments can be difficult to sell and convert to cash quickly, especially if market conditions are not favorable, and we may find that to be the case under the current economic conditions due to limited credit availability for potential buyers. Such illiquidity could limit our ability to quickly change our portfolio of properties in response to changes in economic or other conditions. Moreover, under certain circumstances, the Internal Revenue Code imposes penalties on a REIT that sells property held for less than two years and/or sells more than a specified number of properties in a given year. In addition, for properties that we acquire by issuing units in an operating partnership, we may be restricted by agreements with the sellers of the properties for a certain period of time from entering into transactions (such as the sale or refinancing of the acquired property) that will result in a taxable gain to the sellers without the sellers' consent. Due to these factors, we may be unable to sell a property at an advantageous time.

We plan to explore the potential sale of all or a portion of our medical office segment during 2013. We believe that this sale would enhance our focus on the office, multifamily and retail segments, while providing funds to upgrade our portfolio. However, we may not receive acceptable offers for these properties. If we did receive an offer we considered acceptable, the completion of a definitive transaction with respect to such offer would still require the successful negotiation of a sale agreement and the approval of our Board of Trustees. Lastly, if we identify a potential purchaser of all or a portion of the medical segment, negotiate an acceptable sale agreement and receive approval from the Board of Trustees to execute any such sale, there could still be conditions to the closing of such transaction that may not be achieved, or we or the potential purchaser otherwise may not be successful in completing such transaction. We may also not be successful in reinvesting all or a portion of the proceeds of any such sale on a substantially concurrent basis. If we do sell all or a portion of the medical office segment during 2013, the resulting decrease in 2013's net income attributable to the controlling interests may not be completely offset by income from the reinvestment of disposition proceeds.

We face potential difficulties or delays renewing leases or re-leasing space.

As of December 31, 2012, leases on our commercial properties will expire as follows:

	% OF LEASED SQUARE FOOTAGE
2013	10%
2014	15%
2015	14%
2016	12%
2017	14%
2018 and thereafter	35%
Total	100%

Multifamily properties are leased under operating leases with terms of generally one year or less. For the years ended December 31, 2012, 2011 and 2010, the multifamily tenant retention rate was 61%, 56% and 61%, respectively.

We derive substantially all of our income from rent received from tenants. If our tenants decide not to renew their leases, we may not be able to release the space. If tenants decide to renew their leases, the terms of renewals, including the cost of required improvements or concessions, may be less favorable than current lease terms. As a result of the foregoing, our cash flow could decrease and our ability to make distributions to our shareholders could be adversely affected.

We face potential adverse effects from major tenants' bankruptcies or insolvencies.

The bankruptcy or insolvency of a major tenant may adversely affect the income produced by a property. We cannot evict a tenant solely because of its bankruptcy. On the other hand, a court might authorize the tenant to reject and terminate its lease. In such case, our claim against the bankrupt tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. As a result, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flow and results from operations. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments.

We may suffer economic harm as a result of the actions of our partners in real estate joint ventures and other investments.

We invest in joint ventures in which we are not the exclusive investor or principal decision maker. Investments in such entities may involve risks not present when a third party is not involved, including the possibility that the other parties to these investments might become bankrupt or fail to fund their share of required capital contributions. Our partners in these entities may have economic, tax or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also lead to impasses, for example, as to whether to sell a property, because neither we nor the other parties to these investments may have full control over the entity. In addition, we may in certain circumstances be liable for the actions of the other parties to these investments. Each of these factors could have an adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our shareholders.

Our properties face significant competition.

We face significant competition from developers, owners and operators of office, medical office, retail, multifamily and other commercial real estate. Substantially all of our properties face competition from similar properties in the same market. Such competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower rents than the space in our properties.

We are dependent on key personnel.

The execution of our investment strategy, and management of our operations, depend to a significant degree on our senior management team. In particular, we are dependent on the skills, knowledge and experience of George F. "Skip" McKenzie, our Chief Executive Officer, and our other senior executive officers. In this regard, Mr. McKenzie recently announced his intention to retire by the end of 2013. If we are unable to attract and retain skilled executives, including a new chief executive officer, our results of operations and financial condition could be adversely affected.

We cannot assure you we will continue to pay dividends at current rates.

During the third quarter of 2012, we decreased our quarterly dividend by 31% from $0.43375 per share to $0.30 per share. Cash flows from operations are an important factor in our ability to sustain our dividend at its current rate. If our cash flows from operations were to decline significantly, we may have to borrow on our lines of credit to sustain the dividend rate or reduce our dividend further. Our ability to continue to pay dividends on our common shares at its current rate or to increase our common share dividend rate will depend on a number of factors, including, among others, the following:

- our future financial condition and results of operations;
- real estate market conditions in the Washington metro region;
- the performance of lease terms by tenants;
- the terms of our loan covenants; and
- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

Our board of trustees considers, among other factors, trends in our levels of funds from operations, together with associated recurring capital improvements, tenant improvements, leasing commissions and incentives, and adjustments to straight-line rents to reflect cash rents received. This level has trended lower in recent years due to the recent economic downturn and uncertainty with the business and leasing environment in the Washington metro region. As noted above, we recently reduced our dividend rate, and if such trend were to continue for a sustained period of time, our board of trustees could determine to further reduce our dividend rate. If we do not maintain or increase the dividend rate on our common shares in the future, it could have an adverse effect on the market price of our common shares.

We face risks associated with the use of debt, including refinancing risk.

We rely on borrowings under our credit facilities and offerings of debt securities to finance acquisitions and development activities and for general corporate purposes. In the recent past, the commercial real estate debt markets have experienced significant volatility due to a number of factors, including the tightening of underwriting standards by lenders and credit rating agencies and the reported significant inventory of unsold mortgage backed securities in the market. The volatility resulted in investors decreasing the availability of debt financing as well as increasing the cost of debt financing. We believe that circumstances could again arise in which we may not be able to obtain debt financing in the future on favorable terms, or at all. If we were unable to borrow under our credit facilities or to refinance existing debt financing, our financial condition and results of operations would likely be adversely affected.

We are subject to the risks normally associated with debt, including the risk that our cash flow may be insufficient to meet required payments of principal and interest. We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance a significant portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common shares or debt securities.

On February 21, 2012, our total consolidated debt was approximately $1.2 billion. Consolidated debt to consolidated market capitalization ratio, which measures total consolidated debt as a percentage of the aggregate of total consolidated debt plus the market value of outstanding equity securities, is often used by analysts to assess leverage for equity REITs such as us. Our market value is calculated using the price per share of our common shares. Using the closing share price of $27.46 per share of our common shares on February 21, 2012, multiplied by the number of our common shares, our consolidated debt to total consolidated market capitalization ratio was approximately 40% as of February 21, 2012.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our senior unsecured debt is currently rated investment grade by two major rating agencies. However, there can be no assurance that we will be able to maintain this rating, and in the event our senior debt is downgraded from its current rating, we would likely incur higher borrowing costs and/or difficulty in obtaining additional financing. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. There is a risk that changes in our debt to market capitalization ratio, which is in part a function of our share price, or our ratio of indebtedness to other measures of asset value used by financial analysts, may have an adverse effect on the market price of our equity or debt securities.

Disruptions in the financial markets could affect our ability to obtain financing or have other adverse effects on us or the market price of our common shares.

The United States and global equity and credit markets have experienced significant price volatility and liquidity disruptions which caused the market prices of stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances significantly and negatively impacted liquidity in the financial markets, making terms for certain financings less attractive or unavailable. Any disruption in the equity and credit markets could negatively impact our ability to access additional financing at reasonable terms or at all. If such disruption were to occur, in the event of a debt financing, our cost of borrowing in the future would likely be significantly higher than historical levels. Additionally, in the case of a common equity financing, the disruptions in the financial markets could have a material adverse effect on the market value of our common shares, potentially requiring us to issue more shares than we would otherwise have issued with a higher market value for our common shares. Disruption in the financial markets also could negatively affect our ability to make acquisitions, undertake new development projects and refinance our debt. In addition, it could also make it more difficult for us to sell properties and could adversely affect the price we receive for properties that we do sell, as prospective buyers experience increased costs of financing and difficulties in obtaining financing.

Disruptions in the financial markets also could adversely affect many of our tenants and their businesses, including their ability to pay rents when due and renew their leases at rates at least as favorable as their current rates. As well, our ability to attract prospective new tenants in the future could be adversely affected by disruption in the financial markets.

Rising interest rates would increase our interest costs.

We may incur indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which could adversely affect our cash flow and our ability to service debt. As a protection against rising interest rates, we may enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts. These agreements, however, increase our risks that other parties to the agreements may not perform or that the agreements may be unenforceable.

Covenants in our debt agreements could adversely affect our financial condition.

Our credit facilities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness. We must maintain a minimum tangible net worth and certain ratios, including a maximum of total liabilities to total gross asset value, a maximum of secured indebtedness to gross asset value, a minimum of quarterly EBITDA to fixed charges, a minimum of unencumbered asset value to unsecured indebtedness, a minimum of net operating income from unencumbered properties to unsecured interest expense and a maximum of permitted investments to gross asset value. Our ability to borrow under our credit facilities is subject to compliance with our financial and other covenants. The recent economic downturn may adversely affect our ability to comply with these financial and other covenants.

Failure to comply with any of the covenants under our unsecured credit facilities or other debt instruments could result in a default under one or more of our debt instruments. In particular, we could suffer a default under one of our secured debt instruments that could exceed a cross default threshold under our unsecured credit facilities, causing an event of default under the unsecured credit facilities. Alternatively, even if a secured debt instrument is below the cross default threshold for non-recourse secured debt under our unsecured credit facilities, a default under such secured debt instrument may still cause a cross default under our unsecured credit facilities because such secured debt instrument may not qualify as "non-recourse" under the definition in our unsecured credit facilities. Another possible cross default could occur between our unsecured credit facilities and our senior unsecured notes. Any of the foregoing default or cross default events could cause our lenders to accelerate the timing of payments and/or prohibit future borrowings, either of which would have a material adverse effect on our business, operations, financial condition and liquidity.

We face risks associated with short-term liquid investments.

We have significant cash balances periodically that we invest in a variety of short-term investments that are intended to preserve principal value and maintain a high degree of liquidity while providing current income. From time to time, these investments may include (either directly or indirectly):

- direct obligations issued by the U.S. Treasury;
- obligations issued or guaranteed by the U.S. government or its agencies;
- taxable municipal securities;
- obligations (including certificates of deposit) of banks and thrifts;
- commercial paper and other instruments consisting of short-term U.S. dollar denominated obligations issued by corporations and banks;
- repurchase agreements collateralized by corporate and asset-backed obligations;
- registered and unregistered money market funds; and
- other highly-rated short-term securities.

Investments in these securities and funds are not insured against loss of principal. Under certain circumstances, we may be required to redeem all or part of our investment, and our right to redeem some or all of our investment may be delayed or suspended. In addition, there is no guarantee that our investments in these securities or funds will be redeemable at par value. A decline in the value of our investment or a delay or suspension of our right to redeem may have a material adverse effect on our results of operations or financial condition.

Further issuances of equity securities may be dilutive to current shareholders.

The interests of our existing shareholders could be diluted if additional equity securities are issued, including to finance future developments and acquisitions, instead of incurring additional debt. Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt and equity financing.

Compliance or failure to comply with the Americans with Disabilities Act and other laws and regulations could result in substantial costs.

The Americans with Disabilities Act generally requires that public buildings, including commercial and multifamily properties, be made accessible to disabled persons. Noncompliance could result in imposition of fines by the federal government or the award of damages to private litigants. If, pursuant to the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our results of operations.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fair housing, rent control and fire and life safety requirements. If we fail to comply with these requirements, we may incur fines or private damage awards. We believe that our properties are currently in material compliance with regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will adversely affect our results of operations.

Some potential losses are not covered by insurance.

We carry insurance coverage on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We believe all of our properties are adequately insured. The property insurance that we maintain for our properties has historically been on an "all risk" basis, which is in full force and effect until renewal in August 2013. There are other types of losses, such as from wars or catastrophic events, for which we cannot obtain insurance at all or at a reasonable cost.

We have an insurance policy that has no terrorism exclusion, except for non-certified nuclear, chemical and biological acts of terrorism. Our financial condition and results of operations are subject to the risks associated with acts of terrorism and the potential for uninsured losses as the result of any such acts. Effective November 26, 2002, under this existing coverage, any losses caused by certified acts of terrorism would be partially reimbursed by the United States under a formula established by federal law. Under this formula, the United States pays 85% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance provider, and insurers pay 10% until aggregate insured losses from all insurers reach $100 billion in a calendar year. If the aggregate amount of insured losses under this program exceeds $100 billion during the applicable period for all insured and insurers combined, then each insurance provider will not be liable for payment of any amount which exceeds the aggregate amount of $100 billion. On December 26, 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law and extends the program through December 31, 2014. We continue to monitor the state of the insurance market in general, and the scope and costs of coverage for acts of terrorism in particular, but we cannot anticipate what amount of coverage will be available on commercially reasonable terms in future policy years.

In the event of an uninsured loss or a loss in excess of our insurance limits, we could lose both the revenues generated from the affected property and the capital we have invested in the affected property. Depending on the specific circumstances of the affected property it is possible that we could be liable for any mortgage indebtedness or other obligations related to the property. Any such loss could adversely affect our business and financial condition and results of operations.

In most cases, we have to renew our policies on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our results of operations and financial condition.

Actual or threatened terrorist attacks may adversely affect our ability to generate revenues and the value of our properties.

All of our properties are located in or near Washington D.C., a metropolitan area that has been and may in the future be the target of actual or threatened terrorism attacks. As a result, some tenants in our market may choose to relocate their businesses to other markets. This could result in an overall decrease in the demand for commercial space in this market generally, which could increase vacancies in our properties or necessitate that we lease our properties on less favorable terms, or both. In addition, future terrorist attacks in or near Washington D.C. could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage. As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially.

Potential liability for environmental contamination could result in substantial costs.

Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or responsibility, simply because of our current or past ownership or operation of the real estate. In addition, the U.S.

Environmental Protection Agency, the U.S. Occupational Safety and Health Administration and other state and local governmental authorities are increasingly involved in indoor air quality standards, especially with respect to asbestos, mold, medical waste and lead-based paint. The clean up of any environmental contamination, including asbestos and mold, can be costly. If environmental problems arise, we may have to make substantial payments which could adversely affect our financial condition and results of operations because:

- as owner or operator we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;
- the law typically imposes clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;
- even if more than one person may be responsible for the contamination, each person who shares legal liability under the environmental laws may be held responsible for all of the clean-up costs; and
- governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and, in extreme cases, could exceed the value of the contaminated property. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos:

- properly manage and maintain the asbestos;
- notify and train those who may come into contact with asbestos; and
- undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

It is our policy to retain independent environmental consultants to conduct Phase I environmental site assessments and asbestos surveys with respect to our acquisition of properties. These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents. However, they do not always involve invasive techniques such as soil and ground water sampling. When appropriate, on a property-by-property basis, our general practice is to have these consultants conduct additional testing. However, even though these additional assessments may be conducted, there is still the risk that:

- the environmental assessments and updates did not identify all potential environmental liabilities;
- a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments;
- new environmental liabilities have developed since the environmental assessments were conducted; and
- future uses or conditions or changes in applicable environmental laws and regulations could result in environmental liability to us.

Failure to qualify as a REIT would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

If we fail to qualify as a REIT for federal income tax purposes, we would be taxed as a corporation. We believe that we are organized and qualified as a REIT and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we are qualified as such, or that we will remain qualified as such in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT, we could face serious tax consequences that could substantially reduce our funds available for payment of dividends for each of the years involved because:

- we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and could be subject to federal income tax at regular corporate rates;
- we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes;
- unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we are disqualified; and
- all dividends would be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits potentially eligible as "qualified dividends" subject to the applicable income tax rate.

In addition, if we fail to qualify as a REIT, we would no longer be required to pay dividends. As a result of these factors, our failure to qualify as a REIT could have a material adverse impact on our results of operations, financial condition and liquidity.

The market value of our securities can be adversely affected by many factors.

As with any public company, a number of factors may adversely influence the public market price of our common shares. These factors include:

- level of institutional interest in us;
- perceived attractiveness of investment in us, in comparison to other REITs;
- attractiveness of securities of REITs in comparison to other asset classes taking into account, among other things, that a substantial portion of REITs' dividends are taxed as ordinary income;
- our financial condition and performance;
- the market's perception of our growth potential and potential future cash dividends;
- government action or regulation, including changes in tax law;
- increases in market interest rates, which may lead investors to expect a higher annual yield from our distributions in relation to the price of our shares;
- changes in federal tax laws;
- changes in our credit ratings; and
- any negative change in the level of our dividend or the partial payment thereof in common shares.

Provisions of the Maryland General Corporation Law may limit a change in control.

There are several provisions of the Maryland General Corporation Law, or the MGCL, that may limit the ability of a third party to undertake a change in control, including:

- a provision where a corporation is not permitted to engage in any business combination with any "interested stockholder," defined as any holder or affiliate of any holder of 10% or more of the corporation's stock, for a period of five years after that holder becomes an "interested stockholder;" and
- a provision where the voting rights of "control shares" acquired in a "control share acquisition," as defined in the MGCL, may be restricted, such that the "control shares" have no voting rights, except to the extent approved by a vote of holders of two-thirds of the common shares entitled to vote on the matter.

These provisions may delay, defer, or prevent a transaction or a change in control that may involve a premium price for holders of our shares or otherwise be in their best interests. Our bylaws currently provide that the foregoing provision regarding "control share acquisitions" will not apply to WRIT. However, our board of trustees could, in the future, modify our bylaws such that the foregoing provision regarding "control share acquisitions" would be applicable to WRIT.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The schedule on the following pages lists our real estate investment portfolio as of December 31, 2012, which consisted of 70 properties and land held for development.

As of December 31, 2012, the percent leased is the percentage of net rentable area for which fully executed leases exist and may include signed leases for space not yet occupied by the tenant.

Cost information is included in Schedule III to our financial statements included in this Annual Report on Form 10-K.

Schedule of Properties

PROPERTIES	LOCATION	YEAR ACQUIRED	YEAR CONSTRUCTED/ RENOVATED	NET RENTABLE SQUARE FEET(1)	PERCENT LEASED, AS OF 12/31/12
Office Buildings					
1901 Pennsylvania Avenue	Washington, D.C.	1977	1960	99,000	81%
51 Monroe Street	Rockville, MD	1979	1975	221,000	88%
515 King Street	Alexandria, VA	1992	1966	74,000	95%
6110 Executive Boulevard	Rockville, MD	1995	1971	202,000	69%
1220 19th Street	Washington, D.C.	1995	1976	103,000	80%
1600 Wilson Boulevard	Arlington, VA	1997	1973	167,000	89%
7900 Westpark Drive	McLean, VA	1997	1972/1986/1999	538,000	84%
600 Jefferson Plaza	Rockville, MD	1999	1985	113,000	83%
Wayne Plaza	Silver Spring, MD	2000	1970	96,000	82%
Courthouse Square	Alexandria, VA	2000	1979	115,000	87%
One Central Plaza	Rockville, MD	2001	1974	267,000	95%
The Atrium Building	Rockville, MD	2002	1980	79,000	64%
1776 G Street	Washington, D.C.	2003	1979	263,000	99%
6565 Arlington Blvd	Falls Church, VA	2006	1967/1998	132,000	95%
West Gude Drive	Rockville, MD	2006	1984/1986/1988	275,000	74%
Monument II	Herndon, VA	2007	2000	207,000	73%
Woodholme Center	Pikesville, MD	2007	1989	80,000	89%
2000 M Street	Washington, D.C.	2007	1971	228,000	89%
2445 M Street	Washington, D.C.	2008	1986	290,000	100%
925 Corporate Drive	Stafford, VA	2010	2007	134,000	100%
1000 Corporate Drive	Stafford, VA	2010	2009	136,000	100%
1140 Connecticut Avenue	Washington, D.C.	2011	1966	188,000	89%
1227 25th Street	Washington, D.C.	2011	1988	132,000	72%
Braddock Metro Center	Alexandria, VA	2011	1985	351,000	76%
John Marshall II	Tysons Corner, VA	2011	1996/2010	223,000	100%
Fairgate at Ballston	Arlington, VA	2012	1988	142,000	83%
Subtotal				4,855,000	86%

PROPERTIES	LOCATION	YEAR ACQUIRED	YEAR CONSTRUCTED/ RENOVATED	NET RENTABLE SQUARE FEET[1]	PERCENT LEASED, AS OF 12/31/12
Medical Office Buildings					
Woodburn Medical Park I	Annandale, VA	1998	1984	73,000	95%
Woodburn Medical Park II	Annandale, VA	1998	1988	96,000	99%
Prosperity Medical Center I	Merrifield, VA	2003	2000	92,000	78%
Prosperity Medical Center II	Merrifield, VA	2003	2001	88,000	100%
Prosperity Medical Center III	Merrifield, VA	2003	2002	75,000	92%
Shady Grove Medical Village II	Rockville, MD	2004	1999	66,000	84%
8301 Arlington Boulevard	Fairfax, VA	2004	1965	50,000	63%
Alexandria Professional Center	Alexandria, VA	2006	1968	117,000	91%
9707 Medical Center Drive	Rockville, MD	2006	1994	38,000	91%
15001 Shady Grove Road	Rockville, MD	2006	1999	51,000	100%
15005 Shady Grove Road	Rockville, MD	2006	2002	51,000	77%
2440 M Street	Washington, D.C.	2007	1986/2006	113,000	96%
Woodholme Medical Office Building	Pikesville, MD	2007	1996	127,000	97%
Ashburn Farm Office Park	Ashburn, VA	2007	1998/2000/2002	75,000	86%
CentreMed I & II	Centreville, VA	2007	1998	52,000	95%
Sterling Medical Office Building	Sterling, VA	2008	1986/2000	36,000	80%
19500 at Riverside Office Park (formerly Lansdowne Medical Office Building)	Leesburg, VA	2009	2009	85,000	41%
Subtotal				1,285,000	87%
Retail Centers					
Takoma Park	Takoma Park, MD	1963	1962	51,000	100%
Westminster	Westminster, MD	1972	1969	150,000	94%
Concord Centre	Springfield, VA	1973	1960	76,000	59%
Wheaton Park	Wheaton, MD	1977	1967	74,000	94%
Bradlee Shopping Center	Alexandria, VA	1984	1955	168,000	93%
Chevy Chase Metro Plaza	Washington, D.C.	1985	1975	49,000	100%
Montgomery Village Center	Gaithersburg, MD	1992	1969	197,000	83%
Shoppes of Foxchase	Alexandria, VA	1994	1960/2006	134,000	95%
Frederick County Square	Frederick, MD	1995	1973	227,000	95%
800 S. Washington Street	Alexandria, VA	1998/2003	1955/1959	47,000	94%
Centre at Hagerstown	Hagerstown, MD	2002	2000	332,000	91%
Frederick Crossing	Frederick, MD	2005	1999/2003	295,000	99%
Randolph Shopping Center	Rockville, MD	2006	1972	82,000	67%
Montrose Shopping Center	Rockville, MD	2006	1970	145,000	92%
Gateway Overlook	Columbia, MD	2010	2007	223,000	100%
Olney Village Center	Olney, MD	2011	1979/2003	198,000	94%
Subtotal				2,448,000	92%

PROPERTIES	LOCATION	YEAR ACQUIRED	YEAR CONSTRUCTED/ RENOVATED	NET RENTABLE SQUARE FEET[1]	PERCENT LEASED, AS OF 12/31/12
Multifamily Buildings / # of Units					
3801 Connecticut Avenue / 308	Washington, D.C.	1963	1951	179,000	93%
Roosevelt Towers / 191	Falls Church, VA	1965	1964	170,000	98%
Country Club Towers / 227	Arlington, VA	1969	1965	159,000	95%
Park Adams / 200	Arlington, VA	1969	1959	173,000	97%
Munson Hill Towers / 279	Falls Church, VA	1970	1963	258,000	96%
The Ashby at McLean / 256	McLean, VA	1996	1982	274,000	95%
Walker House Apartments / 212	Gaithersburg, MD	1996	1971/2003	157,000	98%
Bethesda Hill Apartments / 195	Bethesda, MD	1997	1986	225,000	98%
Bennett Park / 224	Arlington, VA	2007	2007	214,000	96%
Clayborne / 74	Alexandria, VA	2008	2008	60,000	97%
Kenmore / 374	Washington, D.C.	2008	1948	268,000	94%
Subtotal / 2,540				2,137,000	96%
TOTAL				10,725,000	

[1] *Multifamily buildings are presented in gross square feet.*

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. MINE SAFTEY DISCLOSURES

N/A.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our shares trade on the New York Stock Exchange. As of February 20, 2013, there are approximately 5,123 shareholders of record.

The high and low sales price for our shares for 2012 and 2011, by quarter, and the amount of dividends we paid per share are as follows:

		QUARTERLY SHARE PRICE RANGE	
QUARTER	**DIVIDENDS PER SHARE**	**HIGH**	**LOW**
2012			
Fourth	0.30000	$27.19	$24.28
Third	0.30000	$29.09	$25.59
Second	0.43375	$30.50	$26.87
First	0.43375	$31.00	$27.01
2011			
Fourth	0.43375	$31.25	$25.61
Third	0.43375	$34.00	$25.47
Second	0.43375	$34.54	$30.07
First	0.43375	$31.74	$29.05

We have historically paid dividends on a quarterly basis.

During the period covered by this report, we did not sell equity securities without registration under the Securities Act.

Neither we nor any affiliated purchaser (as that term is defined in Securities Exchange Act Rule 10b-18(a) (3)) made any repurchases of our shares during the fourth quarter of the fiscal year covered by this report.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected financial data on a historical basis, which has been revised for properties disposed of or classified as held for sale (see note 3 to the consolidated financial statements). The following data should be read in conjunction with our financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K.

(in thousands, except per share data)	2012	2011	2010	2009	2008
Real estate rental revenue	$ 304,983	$ 284,156	$ 253,127	$ 251,008	$ 223,910
Income (loss) from continuing operations	$ 17,099	$ (2,898)	$ (609)	$ 8,269	$ (10,220)
Discontinued operations:					
Income from operations of properties sold or held for sale	$ 1,485	$ 11,923	$ 16,569	$ 19,331	$ 22,238
Gain on sale of real estate	$ 5,124	$ 97,491	$ 21,599	$ 13,348	$ 15,275
Net income	$ 23,708	$ 105,378	$ 37,559	$ 40,948	$ 27,293
Net income attributable to the controlling interests	$ 23,708	$ 104,884	$ 37,426	$ 40,745	$ 27,082
Income (loss) from continuing operations attributable to the controlling interests per share—diluted	$ 0.25	$ (0.04)	$ (0.01)	$ 0.14	$ (0.21)
Net income attributable to the controlling interests per share—diluted	$ 0.35	$ 1.58	$ 0.60	$ 0.71	$ 0.55
Total assets	$2,124,376	$2,120,758	$2,167,881	$2,045,225	$2,109,407
Lines of credit payable	$ —	$ 99,000	$ 100,000	$ 128,000	$ 67,000
Mortgage notes payable	$ 342,970	$ 423,291	$ 357,348	$ 359,994	$ 374,715
Notes payable	$ 906,190	$ 657,470	$ 753,587	$ 688,912	$ 890,679
Shareholders' equity	$ 792,057	$ 859,044	$ 857,080	$ 745,255	$ 636,630
Cash dividends paid	$ 97,734	$ 115,045	$ 108,949	$ 100,221	$ 85,564
Cash dividends declared and paid per share	$ 1.47	$ 1.74	$ 1.73	$ 1.73	$ 1.72

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We provide Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations and financial condition. We organize MD&A as follows:

- *Overview.* Discussion of our business, operating results, investment activity and capital requirements, and summary of our significant transactions to provide context for the remainder of MD&A.
- *Critical Accounting Policies and Estimates.* Descriptions of accounting policies that reflect significant judgments and estimates used in the preparation of our consolidated financial statements.
- *Results of Operations.* Discussion of our financial results comparing 2012 to 2011 and comparing 2011 to 2010.
- *Liquidity and Capital Resources.* Discussion of our financial condition and analysis of changes in our capital structure and cash flows.

When evaluating our financial condition and operating performance, we focus on the following financial and non-financial indicators:

- Net operating income ("NOI"), calculated as real estate rental revenue less real estate expenses excluding depreciation and amortization and general and administrative expenses. NOI is a non-GAAP supplemental measure to net income.
- Funds From Operations ("FFO"), calculated as set forth below under the caption "Funds from Operations." FFO is a non-GAAP supplemental measure to net income.

- Occupancy, calculated as occupied square footage as a percentage of total square footage as of the last day of that period.
- Leased percentage, calculated as the percentage of available physical net rentable area leased for our commercial segments and percentage of apartments leased for our multifamily segment.
- Rental rates.
- Leasing activity, including new leases, renewals and expirations.

For purposes of evaluating comparative operating performance, we categorize our properties as "same-store," "non-same-store" or discontinued operations. A "same-store" property is one that was owned for the entirety of the periods being evaluated, is stabilized from an occupancy standpoint and is included in continuing operations. We consider newly constructed properties to be stabilized when they achieve 90% occupancy. A "non-same-store" property is one that was acquired or placed into service during either of the periods being evaluated or is not stabilized from an occupancy standpoint, and is included in continuing operations. We classify results for properties sold or held for sale during any of the periods evaluated as discontinued operations.

Overview

Business

Our revenues are derived primarily from the ownership and operation of income-producing properties in the greater Washington metro region. As of December 31, 2012, we owned a diversified portfolio of 70 properties, totaling approximately 8.6 million square feet of commercial space and 2,540 multifamily units, and land held for development. These 70 properties consisted of 26 office properties, 17 medical office properties, 16 retail centers and 11 multifamily properties.

We have a fundamental strategy of regional focus and diversification by property type. In recent years, we have sought to upgrade our portfolio by selling properties that do not fit our current strategy (as described above at "Item 1: Business—WRIT Overview"), and acquiring or developing higher quality and better-located properties that we believe are consistent with such strategy. We will seek to continue to upgrade our portfolio as opportunities arise, funding acquisitions with a combination of cash, equity, debt and proceeds from property sales.

Operating Results

Real estate rental revenue, NOI, net income attributable to the controlling interests and FFO for the years ended December 31, 2012 and 2011 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	CHANGE
Real estate rental revenue	$304,983	$284,156	$ 20,827
NOI[1]	$201,707	$188,814	$ 12,893
Net income attributable to the controlling interests	$ 23,708	$104,884	$(81,176)
FFO[2]	$122,518	$110,058	$ 12,460

[1] *See pages 43 and 47 of the MD&A for reconciliations of NOI to net income.*
[2] *See page 60 of the MD&A for reconciliations of FFO to net income.*

NOI increased by $12.9 million primarily due to acquisitions. NOI from same-store properties decreased by $0.5 million, as lower occupancy and higher real estate taxes were partially offset by lower utilities expense. The lower occupancy reflects continuing challenges in leasing vacant space, particularly in the office segment. The higher real estate taxes are due to higher property assessments across our portfolio, and reverses a multi-year trend of decreasing real estate taxes. The lower utilities expense is primarily due to lower rates for electricity and gas.

The $12.5 million increase in FFO primarily reflects a $14.5 million impairment charge in 2011 to reduce the carrying value of the land and parking garage at Dulles Station, Phase II.

We anticipate continued challenges in leasing vacant space during 2013. We also anticipate circumstances where rents on new or renewal leases will be lower than the existing portfolio rents, putting further downward pressure on NOI from same-store properties.

The performance of our four operating segments and the market conditions in our region are discussed in greater detail below (industry data is as reported by Delta):

- The region's office market was very challenging during 2012, as net absorption (defined as the change in occupied, standing inventory from one year to the next) was a negative 2.9 million square feet during 2012, compared to a positive 1.1 million square feet during 2011. Overall vacancy increased to 13.4% from 12.1% in the prior year. Vacancy in the submarkets was 14.4% for Northern Virginia, 13.9% for Suburban Maryland and 8.7% in the District of Columbia. The region's effective rents decreased by 2.9%, compared to a 0.9% decrease in 2011. Delta expects improvement in the region's office occupancy and rental rates to remain slow during 2013, with continued uncertainty over the federal budget affecting leasing activity. Our office segment was 86.5% leased at December 31, 2012, a decrease from 90.0% leased at December 31, 2011. By submarket, our office segment was 86.8% leased in Northern Virginia, 82.2% leased in Suburban Maryland and 90.4% leased in the District of Columbia at December 31, 2012.
- Our medical office segment was 87.1% leased at December 31, 2012, a decrease from 88.4% at December 31, 2011. The segment's leased percentage reflects the 2009 acquisition of the newly-constructed 19500 at Riverside Office Park (formerly Lansdowne Medical Office Building), which was 41.1% leased at December 31, 2012. Excluding 19500 at Riverside Office Park, the segment was 90.4% leased at December 31, 2012, as compared to 92.5% at December 31, 2011.
- The region's retail market grew slowly in 2012, with rental rates at grocery-anchored centers increasing by 1.2%, as compared to a 2.1% increase in 2011. Vacancy rates decreased to 4.9% from 5.5% in 2011. Our retail segment was 92.2% leased at December 31, 2012, down from 93.5% at December 31, 2011.
- The region's multifamily market remained strong during 2012. The region's vacancy rate for investment grade apartments increased to 4.3%, up from 3.8% one year ago. During the same period rents increased by 1.7%. Our multifamily segment was 95.7% leased at December 31, 2012, down from 95.8% at December 31, 2011.

Investment Activity

We acquired one office building located inside the Beltway during 2012, while selling an office property and a medical office property that were located outside of the Beltway. These transactions were consistent with our current strategy of focusing on properties inside the Washington metro region's Beltway, near major transportation nodes and in areas with strong employment drivers and superior growth demographics.

Capital Requirements

Over the past year, we continued to focus on strengthening our balance sheet in order to minimize our refinancing risk and prepare for future acquisitions as transaction volume increases. To this end, we issued $300.0 million of 3.95% notes due in 2022, using the proceeds to repay borrowings on our lines of credit, repay several mortgage notes and for general corporate purposes.

Also in 2012, we executed unsecured credit facility agreements that had the effect of expanding the borrowing capacity on Credit Facility No. 1 by $25.0 million and lowering the interest rate on Credit Facility No. 2. Our unsecured lines of credit had no outstanding balances and a $0.8 million letter of credit issued at December 31, 2012, leaving a remaining borrowing capacity of $499.2 million.

In January 2013, we repaid without penalty the remaining $30.0 million of principal on the mortgage note secured by West Gude Drive, using borrowings on our unsecured line of credit. Our remaining debt maturity for 2013 is a $60.0 million unsecured note. We currently expect to pay this maturity with some combination of borrowings on our unsecured lines of credit and proceeds from property sales.

Significant Transactions

We summarize below our significant transactions during the two years ended December 31, 2012:

2012

- The disposition of Plumtree Medical Center, a 33,000 square foot medical office building, for a contract sales price of $8.8 million, generating a gain on sale of $1.4 million.
- The issuance of $300.0 million of 3.95% unsecured notes due October 15, 2022, with net proceeds of $296.4 million. The notes bear an effective interest rate of 4.018%.
- The disposition of 1700 Research Boulevard, a 101,000 square foot office building, for a contract sales price of $14.3 million, generating a gain on sale of $3.7 million.
- The acquisition of an office building, Fairgate at Ballston, for $52.3 million, adding approximately 142,000 square feet. We incurred $0.2 million in acquisition costs related to this transaction.
- The execution of an amended and restated credit agreement for our Credit Facility No. 1 to expand the facility from $75.0 million to $100.0 million, with an accordion feature that allows us to increase the facility to $200.0 million, subject to additional lender commitments. The amended and restated facility matures June 2015, with a one-year extension at WRIT's option, and bears interest at a rate of LIBOR plus a margin of 120.0 basis points.
- The execution of an amended and restated credit agreement for Credit Facility No. 2, our $400.0 million unsecured line of credit, to extend the maturity date of the facility to July 2016, with a one-year extension option, and lower the interest rate to LIBOR plus a margin of 120.0 basis points.
- The execution of new leases for 1.0 million square feet of commercial space, with an average rental rate increase of 11.4% over expiring leases.

2011

- The disposition of our industrial segment and two office properties, totaling approximately 3.1 million square feet, under five separate sales contracts for an aggregate contract sales price of $350.9 million and a gain on sale of $97.5 million.
- The disposition of Dulles Station, Phase I, a 180,000 square foot office building in Herndon, Virginia, for a contract sales price of $58.8 million.
- The acquisition of four office buildings for $301.8 million, adding approximately 880,000 square feet.
- The acquisition of a retail property for $58.0 million, adding approximately 200,000 square feet.
- The acquisition of approximately 37,000 square feet of land in the Ballston submarket of Arlington, Virginia for $11.8 million through a consolidated joint venture of which WRIT is the 90% owner. The joint venture intends to develop a mid-rise apartment property on this land.
- The acquisition of approximately one acre of land in close proximity to the Braddock Road metro station in Alexandria, Virginia for $13.9 million through a consolidated joint venture of which WRIT is the 95% owner. The joint venture intends to develop a high-rise apartment property on this land. Subsequent to December 31, 2012, we decided to delay commencement of construction due to market conditions and concerns of oversupply. We will reassess this project on a periodic basis going forward.
- The execution of an unsecured credit facility agreement that replaced and expanded Credit Facility No. 2 from $262.0 million to $400.0 million, with an accordion feature that allows us to increase the facility to $600.0 million, subject to additional lender commitments. The new unsecured line of credit matures on July 1, 2014, with a one-year extension option, and currently bears an interest rate at LIBOR plus a margin of 122.5 basis points.
- The execution of new leases for 1.0 million square feet of commercial space, with an average rental rate increase of 9.1% over expiring leases (excluding first generation leases at recently-built properties and sold properties).

Critical Accounting Policies and Estimates

We base the discussion and analysis of our financial condition and results of operations upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate these estimates on an on-going basis, including those related to estimated useful lives of real estate assets, estimated fair value of acquired leases, cost reimbursement income, bad debts, contingencies and litigation. We base the estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We cannot assure you that actual results will not differ from those estimates.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts

We recognize rental income and rental abatements from our multifamily and commercial leases when earned on a straight-line basis over the lease term. We record a provision for losses on accounts receivable equal to the estimated uncollectible amounts. We base this estimate on our historical experience and a monthly review of the current status of our receivables. We consider factors such as the age of the receivable, the payment history of our tenants and our assessment of our tenants' ability to perform under their lease obligations, among other things. In addition to rents due currently, accounts receivable include amounts representing minimum rental income accrued on a straight-line basis to be paid by tenants over the remaining term of their respective leases. Our estimate of uncollectible accounts is subject to revision as these factors change and is sensitive to the impact of economic and market conditions on tenants.

Accounting for Real Estate Acquisitions

We record acquired or assumed assets, including physical assets and in-place leases, and liabilities, based on their fair values. We determine the estimated fair values of the assets and liabilities in accordance with current GAAP fair value provisions. We determine the fair values of acquired buildings on an "as-if-vacant" basis considering a variety of factors, including the replacement cost of the property, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. We determine the fair value of land acquired based on comparisons to similar properties that have been recently marketed for sale or sold.

The fair value of in-place leases consists of the following components: (a) the estimated cost to us to replace the leases, including foregone rents during the period of finding a new tenant and foregone recovery of tenant pass-throughs (referred to as "absorption cost"); (b) the estimated cost of tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as "tenant origination cost"); (c) estimated leasing commissions associated with obtaining a new tenant (referred to as "leasing commissions"); (d) the above/at/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as "net lease intangible"); and (e) the value, if any, of customer relationships, determined based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant (referred to as "customer relationship value").

We discount the amounts used to calculate net lease intangibles using an interest rate which reflects the risks associated with the leases acquired. We include tenant origination costs in income producing property on our balance sheet and amortize the tenant origination costs as depreciation expense on a straight-line basis over the useful life of the asset, which is typically the remaining life of the underlying leases. We classify leasing commissions and absorption costs as other assets and amortize leasing commissions and absorption costs as amortization expense on a straight-line basis over the remaining life of the underlying leases. We classify above market net lease intangible assets as other assets and amortize them on a straight-line basis as a decrease to real estate rental revenue over the remaining term of the underlying leases. We classify below market net lease intangible liabilities as other liabilities and amortize them on a straight-line basis as an increase to real estate rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, we accelerate the amortization of the unamortized portion of the tenant origination cost (if it has no future value), leasing commissions, absorption costs and net lease intangible associated with that lease over its new shorter term.

Capitalized Interest

We capitalize interest costs incurred on borrowing obligations while qualifying assets are being readied for their intended use. We amortize capitalized interest over the useful life of the related underlying assets upon those assets being placed into service.

Real Estate Impairment

We recognize impairment losses on long-lived assets used in operations and held for sale, development assets or land held for future development, if indicators of impairment are present and the net undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount and estimated undiscounted cash flows associated with future development expenditures. If such carrying amount is in excess of the estimated cash flows from the operation and disposal of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to the estimated fair value.

Stock Based Compensation

We recognize compensation expense for service-based share awards ratably over the period from the service inception date through the vesting period based on the fair market value of the shares on the date of grant. We initially measure compensation expense for awards with performance conditions at fair value at the service inception date based on probability of payout, and we remeasure compensation expense at subsequent reporting dates until all of the award's key terms and conditions are known and the grant date is established. We amortize awards with performance conditions over the performance period using the graded expense method. We measure compensation expense for awards with market conditions based on the grant date fair value, as determined using a Monte Carlo simulation, and we amortize the expense ratably over the requisite service period, regardless of whether the market conditions are achieved and the awards ultimately vest. Compensation expense for the trustee grants, which fully vest immediately, is fully recognized upon issuance based upon the fair market value of the shares on the date of grant.

Federal Income Taxes

Generally, and subject to our ongoing qualification as a REIT, no provisions for income taxes are necessary except for taxes on undistributed REIT taxable income and taxes on the income generated by our taxable REIT subsidiaries ("TRS's"). Our TRS's are subject to corporate federal and state income tax on their taxable income at regular statutory rates. During the fourth quarter of 2011, we recognized a $14.5 million impairment charge at Dulles Station, Phase II, a development property held by one of our TRS's (see note 3 to the consolidated financial statements). The impairment charge created a deferred tax asset of $5.7 million at this TRS, and we have determined that it is more likely than not that this deferred tax asset will not be realized, as we cannot reliably project sufficient future taxable income in the TRS's to realize all or part of the deferred tax asset. We have therefore recorded a valuation allowance for the full amount of the deferred tax asset related to the impairment charge at Dulles Station, Phase II.

Results of Operations

The discussion that follows is based on our consolidated results of operations for the years ended December 31, 2012, 2011 and 2010. The ability to compare one period to another is significantly affected by acquisitions completed and dispositions made during those years.

Properties we acquired during the three years ended December 31, 2012 were as follows:

ACQUISITION DATE	PROPERTY	TYPE	RENTABLE SQUARE FEET	CONTRACT PURCHASE PRICE *(in thousands)*
June 21, 2012	Fairgate at Ballston	Office	142,000	$ 52,250
Total 2012			142,000	$ 52,250
January 11, 2011	1140 Connecticut Ave	Office	188,000	$ 80,250
March 30, 2011	1127 25th St	Office	132,000	47,000
June 15, 2011	650 North Glebe Road	Land	N/A	11,800
August 30, 2011	Olney Village	Retail	198,000	58,000
September 13, 2011	Braddock Metro	Office	351,000	101,000
September 15, 2011	John Marshall II	Office	223,000	73,500
November 23, 2011	1225 First Street	Land	N/A	13,850
Total 2011			1,092,000	$385,400
June 3, 2010	925 and 1000 Corporate Drive	Office	270,000	$ 68,000
December 1, 2010	Gateway Overlook	Retail	223,000	88,350
Total 2010			493,000	$156,350

Properties we sold or classified as held for sale during the three years ended December 31, 2012 were as follows:

DISPOSITION DATE	PROPERTY	TYPE	RENTABLE SQUARE FEET	CONTRACT PURCHASE PRICE *(in thousands)*
August 31, 2012	1700 Research Boulevard	Office	101,000	$ 14,250
December 20, 2012	Plumtree Medical Center	Medical Office	33,000	$ 8,750
N/A—Held for Sale	Atrium Building	Office	79,000	N/A
Total 2012			213,000	$ 23,000
April 5, 2011	Dulles Station, Phase I	Office	180,000	$ 58,800
Various[1]	Industrial Portfolio[1]	Industrial/Office	3,092,000	350,900
Total 2011			3,272,000	$409,700
June 18, 2010	Parklawn Portfolio[2]	Office/Industrial	229,000	$ 23,430
December 21, 2010	The Ridges	Office	104,000	27,500
December 22, 2010	Ammendale I&II/Amvax	Industrial	305,000	23,000
Total 2010			638,000	$ 73,930

(1) *The Industrial Portfolio consists of every property in our industrial segment and two office properties (the Crescent and Albemarle Point), and we closed on the sale on three separate dates. On September 2, 2011, we closed on the sale of the two office properties (the Crescent and Albemarle Point) and 8880 Gorman Road, Dulles South IV, Fullerton Business Center, Hampton Overlook, Alban Business Center, Pickett Industrial Park, Northern Virginia Industrial Park I, 270 Technology Park, Fullerton Industrial Center, Sully Square, 9950 Business Parkway, Hampton South and 8900 Telegraph Road. On October 3, 2011, we closed the sale of Northern Virginia Industrial Park II. On November 1, 2011, we closed on the sale of 6100 Columbia Park Road and Dulles Business Park I and II.*

(2) *The Parklawn Portfolio consists of three office properties (Parklawn Plaza, Lexington Building and Saratoga Building) and one industrial property (Charleston Business Center).*

To provide more insight into our operating results, we divide our discussion into two main sections:

- *Consolidated Results of Operations (page 39).* An overview analysis of results on a consolidated basis; and
- *Net Operating Income (page 42).* A detailed analysis of same-store versus non-same-store NOI results by segment.

NOI is a non-GAAP measure calculated as real estate rental revenue less real estate expenses excluding depreciation and amortization and general and administrative expenses.

Consolidated Results of Operations

Real Estate Rental Revenue

Real estate rental revenue for properties classified as continuing operations for the three years ended December 31, 2012 was as follows (in thousands, except percentage amounts):

	YEAR ENDED DECEMBER 31,			2012 vs 2011	% CHANGE	2011 vs 2010	% CHANGE
	2012	2011	2010				
Minimum base rent	$267,057	$251,112	$222,824	$15,945	6.3%	$28,288	12.7%
Recoveries from tenants	29,166	25,680	23,998	3,486	13.6%	1,682	7.0%
Provision for doubtful accounts	(5,043)	(4,524)	(4,242)	(519)	11.5%	(282)	6.6%
Lease termination fees	679	517	349	162	31.3%	168	48.1%
Parking and other tenant charges	13,124	11,371	10,198	1,753	15.4%	1,173	11.5%
	$304,983	$284,156	$253,127	$20,827	7.3%	$31,029	12.3%

Real estate rental revenue is comprised of (a) minimum base rent, which includes rental revenues recognized on a straight-line basis, (b) revenue from the recovery of operating expenses from our tenants, (c) provisions for doubtful accounts, which include provisions for straight-line receivables, (d) revenue from the collection of lease termination fees and (e) parking and other tenant charges such as percentage rents.

Minimum Base Rent: Minimum base rent increased by $15.9 million in 2012 primarily due to acquisitions ($16.3 million). Minimum base rent from same-store properties decreased by $0.4 million primarily due to lower occupancy ($3.2 million), lower amortization of net lease intangible liabilities ($0.6 million) and higher rent abatements ($0.3 million), partially offset by higher rental rates ($3.9 million).

Minimum base rent increased by $28.3 million in 2011 primarily due to acquisitions ($26.5 million). Minimum base rent from same-store properties increased by $1.8 million primarily due to higher rental rates ($4.8 million), partially offset by lower occupancy ($2.4 million) and higher amortization of capitalized lease incentives ($0.4 million).

Recoveries from Tenants: Recoveries from tenants increased by $3.5 million in 2012 primarily due to acquisitions ($2.9 million), and higher real estate tax recoveries from same-store properties ($0.8 million) due to higher property tax assessments across the portfolio.

Recoveries from tenants increased by $1.7 million in 2011 primarily due to acquisitions ($3.1 million), partially offset by lower real estate tax recoveries from same-store properties ($1.2 million) due to lower property tax assessments across the portfolio.

Provision for Doubtful Accounts: Provision for doubtful accounts increased by $0.5 million in 2012 primarily due to higher provisions in the retail ($0.5 million) and office ($0.3 million) segments, partially offset by lower provisions in the medical office ($0.2 million) segment.

Provision for doubtful accounts increased by $0.3 million in 2011 due to higher provisions in the retail ($0.9 million) and medical office ($0.2 million) segments, partially offset by lower provisions in the office ($0.8 million) and multifamily ($0.1 million) segments.

Lease Termination Fees: Lease termination fees increased by $0.2 million in 2012 primarily due to higher fees in the office segment.

Lease termination fees increased by $0.2 million in 2011 primarily due to higher fees in the retail segment.

Parking and Other Tenant Charges: Parking and other tenant charges increased by $1.8 million in 2012 primarily due to acquisitions ($0.9 million), and increases in parking income ($0.3 million) and short-term tenant rent ($0.3 million) from same-store properties.

Parking and other tenant charges increased by $1.2 million in 2011 primarily due to acquisitions ($0.7 million), and increases in parking income ($0.3 million) and antenna rent ($0.1 million) from same-store properties.

Occupancy for properties classified as continuing operations by segment for the three years ended December 31, 2012 was as follows:

	DECEMBER 31,				
SEGMENT	2012	2011	2010	2012 vs 2011	2011 vs 2010
Office	84.8%	89.2%	89.5%	(4.4%)	(0.3%)
Medical Office	85.6%	86.3%	88.4%	(0.7%)	(2.1%)
Retail	91.2%	93.3%	92.1%	(2.1%)	1.2%
Multifamily	94.1%	94.9%	95.7%	(0.8%)	(0.8%)
Total	88.2%	90.9%	91.4%	(2.7%)	(0.5%)

Occupancy represents occupied square footage indicated as a percentage of total square footage as of the last day of that period.

Our overall occupancy decreased to 88.2% in 2012 from 90.9% in 2011, with the largest declines in the office and retail segments.

Our overall occupancy decreased to 90.9% in 2011 from 91.4% in 2010, as declines in office, medical office and multifamily occupancy were partially offset by an increase in retail occupancy.

A detailed discussion of occupancy by sector can be found in the Net Operating Income section.

Real Estate Expenses

Real estate expenses for the three years ended December 31, 2012 were as follows (in thousands except percentage amounts):

	YEAR ENDED DECEMBER 31,						
	2012	2011	2010	2012 vs 2011	% CHANGE	2011 vs 2010	% CHANGE
Property operating expenses	$ 71,760	$68,487	$60,101	$3,273	4.8%	$ 8,386	14.0%
Real estate taxes	31,516	26,855	24,644	4,661	17.4%	2,211	9.0%
	$103,276	$95,342	$84,745	$7,934	8.3%	$10,597	12.5%

Real estate expenses as a percentage of revenue were 33.9%, 33.6% and 33.5% for the three years ended December 31, 2012, 2011 and 2010, respectively.

Property Operating Expenses: Property operating expenses include utilities, repairs and maintenance, property administration and management, operating services, common area maintenance, property insurance, bad debt and other operating expenses.

Property operating expenses increased $3.3 million in 2012 primarily due to acquisitions ($4.5 million), partially offset by property operating expenses from same-store properties, which decreased by $1.2 million primarily due to lower utilities expense caused by lower electricity and gas rates.

Property operating expenses increased $8.4 million in 2011 primarily due to acquisitions ($6.4 million). Property operating expenses from same-store properties increased by $2.0 million primarily due to higher administrative ($0.5 million), repairs and maintenance ($0.5 million), legal ($0.5 million) and vacant space preparation ($0.2 million) expenses.

Real Estate Taxes: Real estate taxes increased $4.7 million in 2012 due to acquisitions ($2.4 million) and higher real estate taxes at same-store properties ($2.3 million) due to higher property assessments.

Real estate taxes increased $2.2 million in 2011 due to acquisitions ($3.5 million), partially offset by lower real estate taxes at same-store properties ($1.3 million) due to lower property assessments.

Other Operating Expenses

Other operating expenses for the three years ended December 31, 2012 were as follows (in thousands, except percentage amounts):

	YEAR ENDED DECEMBER 31,			2012 vs 2011	% CHANGE	2011 vs 2010	% CHANGE
	2012	2011	2010				
Depreciation and amortization	$103,067	$ 91,805	$ 78,483	$11,262	12.3%	$13,322	17.0%
Interest expense	64,697	66,214	66,965	(1,517)	(2.3%)	(751)	(1.1%)
General and administrative	15,488	15,728	14,406	(240)	(1.5%)	1,322	9.2%
	$183,252	$173,747	$159,854	$ 9,505	5.5%	$13,893	8.7%

Depreciation and Amortization: Depreciation and amortization expense increased by $11.3 million in 2012 primarily due to operating properties acquired and placed into service of $52.3 million and $359.8 million in 2012 and 2011, respectively.

Depreciation and amortization expense increased by $13.3 million in 2011 primarily due to operating properties acquired and placed into service of $359.8 million and $156.4 million in 2011 and 2010, respectively.

Interest Expense: Interest expense by debt type for the three years ended December 31, 2012 was as follows (in thousands, except percentage amounts):

	YEAR ENDED DECEMBER 31,			2012 vs 2011	% CHANGE	2011 vs 2010	% CHANGE
DEBT TYPE	2012	2011	2010				
Notes payable	$37,982	$38,918	$41,745	$ (936)	(2.4%)	$(2,827)	(6.8%)
Mortgage notes payable	24,917	23,246	22,306	1,671	7.2%	940	4.2%
Lines of credit	3,486	4,788	3,772	(1,302)	(27.2%)	1,016	26.9%
Capitalized interest	(1,688)	(738)	(858)	(950)	128.7%	120	(14.0%)
Total	$64,697	$66,214	$66,965	$(1,517)	(2.3%)	$ (751)	(1.1%)

The $0.9 million decrease in notes payable interest during 2012 is due to the repayment of our 5.95% senior notes during 2011 and our 5.05% senior notes during 2012, partially offset by the issuance of our 3.95% senior notes in 2012. The $1.7 million increase in mortgage interest expense is due to the assumption of mortgage notes with the acquisitions of Olney Village Center and John Marshall II in 2011, partially offset by the repayments of several mortgage notes during 2012. The $1.3 million decrease in interest expense on our unsecured lines of credit during 2012 is attributable to having lower borrowings outstanding on average during 2012. Capitalized interest increased by $1.0 million during 2012 due to expenditures on our two multifamily development projects at 650 North Glebe Road and 1225 First Street.

The $2.8 million decrease in notes payable interest during 2011 is due to the repayment of our 3.875% convertible notes and our 5.95% senior notes during 2011, partially offset by the issuance of our 4.95% senior notes in September 2010. The $0.9 million increase in mortgage interest expense is due to the assumption of mortgage notes with the acquisitions of Olney Village Center and John Marshall II, partially offset by the repayment of the mortgage note secured by Shady Grove Medical Village II during 2011. The $1.0 million increase during 2011 in interest expense on our unsecured lines of credit is attributable to having larger borrowings outstanding on average during 2011 in order to partially finance our property acquisitions and the pay-off of our 5.95% senior notes.

General and Administrative Expense: General and administrative expense decreased by $0.2 million in 2012 primarily due to lower incentive compensation expense, partially offset by severance costs.

General and administrative expense increased by $1.3 million in 2011 primarily due to higher compensation expense driven by severance costs related to the disposal of the industrial segment and annual pay increases.

Real Estate Impairment

4661 Kenmore Avenue consists of undeveloped land in Alexandria, Virginia intended for development as a medical office building. During the fourth quarter of 2012, we determined that the development of a medical office building at this site was no longer probable due to a change in corporate strategy. As a result, we recognized a $2.1 million impairment charge during the fourth quarter of 2012 in order to reduce the carrying value of the land at 4661 Kenmore Avenue to its fair value of $3.8 million.

We recognized a $0.6 million impairment charge for Dulles Station, Phase I during the first quarter of 2011 to reflect the property's fair value less selling costs based on its contract sales price. This expense related to a sold property is included in income from properties sold or held for sale on the consolidated statements of operation.

Dulles Station, Phase II consists of undeveloped land in Herndon, Virginia and a half interest in a parking garage that is adjacent to this land. The land is zoned for development as an office building. In connection with the preparation of financial statements for the 2011 Annual Report on Form 10-K, we reviewed changes in market conditions, specifically higher vacancy and lower rental rates in the Washington metro region office market and other circumstances affecting the Herndon submarket, such as the increased uncertainty surrounding the timing of the completion of the second phase of the Dulles Metrorail project, and reassessed the likelihood that we would follow through on these development plans. Based upon the foregoing review and assessment, we determined that the development of the land at Dulles Station, Phase II is not probable under those market conditions. Due to this determination, we recognized a $14.5 million impairment charge during the fourth quarter of 2011 in order to reduce the carrying value of the land and garage at Dulles Station, Phase II to its fair value of $12.1 million.

Discontinued Operations

Income from operations of properties sold or held for sale for the three years ended December 31, 2012 were as follows (in thousands, except for percentages):

	YEAR ENDED DECEMBER 31,			2012 vs 2011	% CHANGE	2011 vs 2010	% CHANGE
	2012	2011	2010				
Revenues	$ 4,155	$31,525	$ 53,009	$(27,370)	(86.8%)	$(21,484)	(40.5%)
Property expenses	(1,542)	(9,547)	(17,163)	8,005	(83.8%)	7,616	(44.4%)
Real estate impairment	—	(599)	—	599	(100.0%)	(599)	—
Depreciation and amortization	(867)	(8,723)	(17,263)	7,856	(90.1%)	8,540	(49.5%)
Interest expense	(261)	(733)	(2,014)	472	(64.4%)	1,281	(63.6%)
Total	$ 1,485	$11,923	$ 16,569	$(10,438)	(87.5%)	$ (4,646)	(28.0%)

Income from operations of properties sold or held for sale decreased by $10.4 million and $4.6 million for the years ended December 31, 2012 and 2011, respectively, primarily due to the sale of the Industrial Portfolio during the fourth quarter of 2011.

Net Operating Income

NOI is the primary performance measure we use to assess the results of our operations at the property level. We believe that NOI is useful as a performance measure because, when compared across periods, NOI reflects the impact on operations of trends in occupancy rates, rental rates and operating costs on an unleveraged basis, providing perspective not immediately apparent from net income. NOI excludes certain components from net income in order to provide results more closely related to a property's results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. As a result of the foregoing, we provide NOI as a supplement to net income or income from continuing operations, calculated in accordance with GAAP. NOI does not represent net income or income from continuing operations, in either case calculated in accordance with GAAP. As such, it should not be considered an alternative to these measures as an indication of our operating performance. NOI is calculated as real estate rental revenue less real estate expenses excluding depreciation and amortization and general and administrative expenses. A reconciliation of NOI to net income follows.

2012 Compared to 2011

The following tables of selected operating data reconcile NOI to net income attributable to the controlling interests and provide the basis for our discussion of NOI in 2012 compared to 2011. All amounts are in thousands except percentage amounts.

	YEAR ENDED DECEMBER 31,			
	2012	**2011**	**$ CHANGE**	**% CHANGE**
Real Estate Rental Revenue				
Same-store	$ 265,263	$264,750	$ 513	0.2%
Non-same-store[1]	39,720	19,406	20,314	104.7%
Total real estate rental revenue	$ 304,983	$284,156	$20,827	7.3%
Real Estate Expenses				
Same-store	$ 88,654	$ 87,593	$ 1,061	1.2%
Non-same-store[1]	14,622	7,749	6,873	88.7%
Total real estate expenses	$ 103,276	$ 95,342	$ 7,934	8.3%
NOI				
Same-store	$ 176,609	$177,157	$ (548)	(0.3%)
Non-same-store[1]	25,098	11,657	13,441	115.3%
Total NOI	$ 201,707	$188,814	$12,893	6.8%
Reconciliation to Net Income				
NOI	$ 201,707	$188,814		
Depreciation and amortization	(103,067)	(91,805)		
General and administrative expenses	(15,488)	(15,728)		
Real estate impairment	(2,097)	(14,526)		
Acquisition costs	(234)	(3,607)		
Interest expense	(64,697)	(66,214)		
Other income	975	1,144		
Loss on extinguishment of debt	—	(976)		
Discontinued operations[2]:				
Income from properties sold or held for sale	1,485	11,923		
Income tax expense	—	(1,138)		
Gain on sale of real estate	5,124	97,491		
Net income	23,708	105,378		
Less: Net income attributable to noncontrolling interests	—	(494)		
Net income attributable to the controlling interests	$ 23,708	$104,884		

[1] *Non-same-store properties include: 2012 Office acquisition—Fairgate at Ballston; 2011 Office acquisitions—1140 Connecticut Avenue, 1227 25th Street, Braddock Metro Center and John Marshall II; 2011 Retail acquisition—Olney Village Center; 2009 Medical Office acquisition—19500 at Riverside Office Park (formerly Lansdowne Medical Office Building).*

[2] *Discontinued operations include gain on disposals and income from operations for: 2012 held for sale and sold—Plumtree Medical Center, the Atrium Building, and 1700 Research Boulevard; 2011 held for sale and sold—Dulles Station, Phase I and the Industrial Portfolio.*

Real estate rental revenue from same-store properties increased by $0.5 million in 2012 primarily due to higher rental rates ($3.9 million) and higher parking income ($0.3 million), partially offset by lower occupancy ($3.2 million) and higher reserves for uncollectible revenue ($0.5 million).

Real estate expenses from same-store properties increased by $1.1 million in 2012 primarily due to higher real estate taxes ($2.3 million) due to higher assessments across the portfolio, partially offset by lower utilities expenses ($1.2 million) caused by lower rates and usage.

OCCUPANCY	DECEMBER 31, 2012	2011
Same-store	89.2%	91.4%
Non-same-store	81.3%	87.0%
Total	88.2%	90.9%

Same-store occupancy decreased to 89.2% in 2012 from 91.4% in 2011, with the largest decrease in the office segment. Non-same-store occupancy decreased to 81.3% in 2012 from 87.0% in 2011, driven by lower occupancy at Braddock Metro Center and Olney Village Center, partially offset by higher occupancy at 19500 at Riverside Office Park. During 2012, 58.9% of the commercial square footage expiring was renewed as compared to 60.0% in 2011, excluding properties sold or classified as held for sale. During 2012, 1.0 million commercial square feet were leased at an average rental rate of $32.16 per square foot, an increase of 11.4%, with average tenant improvements and leasing commissions and incentives (including free rent) of $33.22 per square foot. These leasing statistics exclude first generation leases at recently-built properties.

An analysis of NOI by segment follows.

Office Segment:

	YEAR ENDED DECEMBER 31, 2012	2011	$ CHANGE	% CHANGE
Real Estate Rental Revenue				
Same-store	$119,407	$121,441	$ (2,034)	(1.7%)
Non-same-store[1]	33,509	16,884	16,625	98.5%
Total real estate rental revenue	$152,916	$138,325	$14,591	10.5%
Real Estate Expenses				
Same-store	$ 42,320	$ 40,646	$ 1,674	4.1%
Non-same-store[1]	12,793	6,643	6,150	92.6%
Total real estate expenses	$ 55,113	$ 47,289	$ 7,824	16.5%
NOI				
Same-store	$ 77,087	$ 80,795	$ (3,708)	(4.6%)
Non-same-store[1]	20,716	10,241	10,475	102.3%
Total NOI	$ 97,803	$ 91,036	$ 6,767	7.4%

(1) *Non-same-store properties include: 2012 acquisition—Fairgate at Ballston; 2011 acquisitions—1140 Connecticut Avenue, 1227 25th Street, Braddock Metro Center and John Marshall II.*

Real estate rental revenue from same-store properties decreased by $2.0 million in 2012 primarily due to lower occupancy ($2.8 million), higher rent abatements ($0.4 million) and higher reserves for uncollectible revenue ($0.3 million), partially offset by higher rental rates ($1.0 million) and parking income ($0.4 million).

Real estate expenses from same-store properties increased by $1.7 million in 2012 primarily due to higher real estate taxes ($1.3 million) and lower recoveries of uncollectible receivables ($0.3 million).

OCCUPANCY	DECEMBER 31, 2012	2011
Same-store	85.4%	89.0%
Non-same-store	82.7%	89.9%
Total	84.8%	89.2%

Same-store occupancy decreased to 85.4% in 2012 from 89.0% in 2011, primarily due to lower occupancy at 7900 Westpark Drive and 6110 Executive Boulevard. During 2012, 51.7% of the square footage that expired was renewed compared to 45.6% in 2011, excluding properties sold or classified as held for sale. During 2012, we executed new leases for 0.6 million square feet of office space at an average rental rate of $35.03 per square foot, an increase of 13.1%, with average tenant improvements and leasing commissions and incentives (including free rent) of $42.58 per square foot.

Medical Office Segment:

	YEAR ENDED DECEMBER 31,			
	2012	2011	$ CHANGE	% CHANGE
Real Estate Rental Revenue				
Same-store	$43,653	$43,801	$ (148)	(0.3%)
Non-same-store[1]	1,021	630	391	62.1%
Total real estate rental revenue	$44,674	$44,431	$ 243	0.5%
Real Estate Expenses				
Same-store	$14,357	$13,465	$ 892	6.6%
Non-same-store[1]	637	598	39	6.5%
Total real estate expenses	$14,994	$14,063	$ 931	6.6%
NOI				
Same-store	$29,296	$30,336	$(1,040)	(3.4%)
Non-same-store[1]	384	32	352	1,100.0%
Total NOI	$29,680	$30,368	$ (688)	(2.3%)

[1] *Non-same-store properties include: 2009 acquisition—19500 at Riverside Office Park (formerly Lansdowne Medical Office Building).*

Real estate rental revenue from same-store properties decreased by $0.1 million in 2012 primarily due to lower occupancy ($0.6 million) and lower recoveries from tenants ($0.3 million), partially offset by higher rental rates ($0.7 million).

Real estate expenses from same-store properties increased by $0.9 million in 2012 primarily due to higher real estate taxes ($0.4 million) and lower recoveries of uncollectible receivables ($0.3 million).

	DECEMBER 31,	
OCCUPANCY	2012	2011
Same-store	89.1%	90.5%
Non-same-store	35.8%	27.0%
Total	85.6%	86.3%

Same-store occupancy decreased to 89.1% in 2012 from 90.5% in 2011, primarily due to lower occupancy at Prosperity Medical Center and 15005 Shady Grove Road. Non-same-store occupancy increased to 35.8% from 27.0%, reflecting the progress made in the lease-up of 19500 at Riverside Park, which was vacant when acquired during the third quarter of 2009. During 2012, 58.5% of the square footage that expired was renewed compared to 72.1% in 2011. During 2012, we executed new leases for 0.2 million square feet of medical office space at an average rental rate of $33.36, an increase of 8.1%, with average tenant improvements and leasing commissions and incentives (including free rent) of $32.14 per square foot. These leasing statistics exclude first generation leases at Lansdowne Medical Office Building, which was newly-constructed and vacant when acquired.

Retail Segment:

	YEAR ENDED DECEMBER 31,			
	2012	2011	$ CHANGE	% CHANGE
Real Estate Rental Revenue				
Same-store	$49,316	$48,529	$ 787	1.6%
Non-same-store[1]	5,190	1,892	3,298	174.3%
Total real estate rental revenue	$54,506	$50,421	$ 4,085	8.1%
Real Estate Expenses				
Same-store	$11,510	$13,765	$(2,255)	(16.4%)
Non-same-store[1]	1,192	508	684	134.6%
Total real estate expenses	$12,702	$14,273	$(1,571)	(11.0%)
NOI				
Same-store	$37,806	$34,764	$ 3,042	8.8%
Non-same-store[1]	3,998	1,384	2,614	188.9%
Total NOI	$41,804	$36,148	$ 5,656	15.6%

[1] *Non-same-store properties include: 2011 acquisition—Olney Village Center.*

Real estate rental revenue from same-store properties increased by $0.8 million in 2012 primarily due to higher occupancy ($0.6 million) and higher recoveries from tenants ($0.5 million), partially offset by higher reserves for uncollectible revenue ($0.4 million).

Real estate expenses from same-store properties decreased by $2.3 million in 2012 due to lower bad debt ($1.1 million), legal ($0.5 million) and snow removal ($0.3 million) expenses.

	DECEMBER 31,	
OCCUPANCY	2012	2011
Same-store	91.0%	92.7%
Non-same-store	94.0%	100.0%
Total	91.2%	93.3%

Same-store occupancy decreased to 91.0% in 2012 from 92.7% in 2011, driven by lower occupancy at Concord Centre and Randolph Shopping Center, partially offset by higher occupancy at Frederick Crossing and Frederick County Square. Non-same-store occupancy decreased to 94.0% from 100.0% due to lower occupancy at Olney Village Center. During 2012, 75.7% of the square footage that expired was renewed compared to 87.8% in 2011. During 2012, we executed new leases for 0.2 million square feet of retail space at an average rental rate of $23.99, an increase of 8.9%, with average tenant improvements and leasing commissions and incentives (including free rent) of $10.23 per square foot.

Multifamily Segment:

	YEAR ENDED DECEMBER 31,			
	2012	2011	$ CHANGE	% CHANGE
Real Estate Rental Revenue	$52,887	$50,979	$1,908	3.7%
Real Estate Expenses	20,467	19,717	750	3.8%
NOI	$32,420	$31,262	$1,158	3.7%

Real estate rental revenue increased by $1.9 million in 2012 primarily due to higher rental rates.

Real estate expenses increased by $0.8 million in 2012 primarily due to higher real estate taxes.

Occupancy decreased to 94.1% in 2012 from 94.9% in 2011, driven by lower occupancy at 3801 Connecticut Avenue, Walker House Apartments and Munson Hill Towers, partially offset by higher occupancy at Bethesda Hill Apartments.

2011 Compared to 2010

The following tables of selected operating data reconcile NOI to net income attributable to the controlling interests and provide the basis for our discussion of NOI in 2011 compared to 2010. All amounts are in thousands except percentage amounts.

	YEAR ENDED DECEMBER 31,			
	2011	2010	$ CHANGE	% CHANGE
Real Estate Rental Revenue				
Same-store	$248,268	$247,474	$ 794	0.3%
Non-same-store[1]	35,888	5,653	30,235	534.8%
Total real estate rental revenue	$284,156	$253,127	$31,029	12.3%
Real Estate Expenses				
Same-store	$ 83,508	$ 82,808	$ 700	0.8%
Non-same-store[1]	11,834	1,937	9,897	510.9%
Total real estate expenses	$ 95,342	$ 84,745	$10,597	12.5%
NOI				
Same-store	$164,760	$164,666	$ 94	0.1%
Non-same-store[1]	24,054	3,716	20,338	547.3%
Total NOI	$188,814	$168,382	$20,432	12.1%
Reconciliation to Net Income				
NOI	$188,814	$168,382		
Depreciation and amortization	(91,805)	(78,483)		
General and administrative expenses	(15,728)	(14,406)		
Real estate impairment	(14,526)	—		
Acquisition costs	(3,607)	(1,161)		
Interest expense	(66,214)	(66,965)		
Other income	1,144	1,193		
Loss on extinguishment of debt	(976)	(9,176)		
Gain on non disposal	—	7		
Discontinued operations[2]:				
Income from properties sold or held for sale	11,923	16,569		
Gain on sale of real estate	97,491	21,599		
Income tax expense	(1,138)	—		
Net income	105,378	37,559		
Less: Net income attributable to noncontrolling interests	(494)	(133)		
Net income attributable to the controlling interests	$104,884	$ 37,426		

(1) *Non-same-store properties include: 2011 Office acquisitions—1140 Connecticut Avenue, 1227 25th Street, Braddock Metro Center and John Marshall II; 2011 Retail acquisition—Olney Village Center; 2010 Office acquisitions—925 and 1000 Corporate Drive; 2010 Retail acquisition—Gateway Overlook; 2009 Medical Office acquisition—19500 at Riverside Office Park (formerly Lansdowne Medical Office Building).*

(2) *Discontinued operations include gain on disposals and income from operations for: 2012 dispositions and held for sale—Plumtree Medical Center, the Atrium Building, and 1700 Research Boulevard; 2011 dispositions—Dulles Station, Phase I and the Industrial Portfolio; 2010 dispositions—Parklawn Portfolio, the Ridges, Ammendale I&II and Amvax.*

Real estate rental revenue from same-store properties increased by $0.8 million in 2011 primarily due to higher rental rates ($4.8 million), partially offset by lower occupancy ($2.4 million) and lower recoveries from tenants ($1.4 million).

Real estate expenses from same-store properties increased by $0.7 million in 2011 primarily due to higher repairs and maintenance ($0.5 million), administrative ($0.5 million), legal ($0.5 million) and vacant space preparation ($0.2 million) expenses, partially offset by lower real estate taxes ($1.3 million).

	DECEMBER 31,	
OCCUPANCY	**2011**	**2010**
Same-store	91.2%	92.0%
Non-same-store	89.5%	82.7%
Total	90.9%	91.4%

Same-store occupancy decreased to 91.2% in 2011 from 92.0% in 2010, with the largest decrease in the medical office segment. Non-same-store occupancy increased to 89.5% in 2011 from 82.7% in 2010, driven by the acquisitions in 2011 of John Marshall II and Olney Village Center, each of which was 100.0% occupied at the end of 2011. During 2011, 60.0% of the commercial square footage expiring was renewed as compared to 57.6% in 2010, excluding properties sold or classified as held for sale. During 2011, 1.0 million commercial square feet were leased at an average rental rate of $31.34 per square foot, an increase of 9.1%, with average tenant improvements and leasing commissions and incentives (including free rent) of $22.02 per square foot. These leasing statistics exclude first generation leases at recently-built properties.

An analysis of NOI by segment follows.

Office Segment:

	YEAR ENDED DECEMBER 31,			
	2011	**2010**	**$ CHANGE**	**% CHANGE**
Real Estate Rental Revenue				
Same-store	$112,616	$114,412	$ (1,796)	(1.6%)
Non-same-store[1]	25,709	4,947	20,762	419.7%
Total real estate rental revenue	$138,325	$119,359	$18,966	15.9%
Real Estate Expenses				
Same-store	$ 38,303	$ 39,379	$ (1,076)	(2.7%)
Non-same-store[1]	8,986	1,297	7,689	592.8%
Total real estate expenses	$ 47,289	$ 40,676	$ 6,613	16.3%
NOI				
Same-store	$ 74,313	$ 75,033	$ (720)	(1.0%)
Non-same-store[1]	16,723	3,650	13,073	358.2%
Total NOI	$ 91,036	$ 78,683	$12,353	15.7%

[1] Non-same-store properties include: 2011 acquisitions—1140 Connecticut Avenue, 1227 25th Street, Braddock Metro Center and John Marshall II; 2010 acquisitions—925 and 1000 Corporate Drive.

Real estate rental revenue from same-store properties decreased by $1.8 million in 2011 primarily due to lower occupancy ($1.5 million), lower recoveries from tenants ($1.4 million) and higher rent abatements ($0.4 million), partially offset by higher rental rates ($0.9 million) and lower provisions for uncollectible revenue ($0.8 million).

Real estate expenses from same-store properties decreased by $1.1 million in 2011 primarily due lower real estate taxes ($1.2 million).

	DECEMBER 31,	
OCCUPANCY	2011	2010
Same-store	88.2%	88.7%
Non-same-store	92.3%	100.0%
Total	89.2%	89.5%

Same-store occupancy decreased to 88.2% in 2011 from 88.7% in 2010, primarily due to lower occupancy at 2000 M Street and West Gude Drive. During 2011, 45.6% of the square footage that expired was renewed compared to 39.9% in 2010, excluding properties sold or classified as held for sale. During 2011, we executed new leases for 0.6 million square feet of office space at an average rental rate of $32.64 per square foot, an increase of 6.4%, with average tenant improvements and leasing commissions and incentives (including free rent) of $25.25 per square foot.

Medical Office Segment:

	YEAR ENDED DECEMBER 31,			
	2011	2010	$ CHANGE	% CHANGE
Real Estate Rental Revenue				
Same-store	$43,801	$44,087	$(286)	(0.6%)
Non-same-store[1]	630	79	551	697.5%
Total real estate rental revenue	$44,431	$44,166	$ 265	0.6%
Real Estate Expenses				
Same-store	$13,465	$14,006	$(541)	(3.9%)
Non-same-store[1]	598	510	88	17.3%
Total real estate expenses	$14,063	$14,516	$(453)	(3.1%)
NOI				
Same-store	$30,336	$30,081	$ 255	0.8%
Non-same-store[1]	32	(431)	463	(107.4%)
Total NOI	$30,368	$29,650	$ 718	2.4%

[1] Non-same-store properties include: 2009 acquisition—19500 at Riverside Office Park (formerly Lansdowne Medical Office Building).

Real estate rental revenue from same-store properties decreased by $0.3 million in 2011 primarily due to lower occupancy ($0.8 million), lower recoveries from tenants ($0.6 million) and higher allowances for uncollectible revenue ($0.2 million), partially offset by higher rental rates ($1.4 million).

Real estate expenses from same-store properties decreased by $0.5 million in 2011 primarily due to recoveries of bad debt ($0.3 million) and lower real estate taxes ($0.1 million).

	DECEMBER 31,	
OCCUPANCY	2011	2010
Same-store	90.5%	93.8%
Non-same-store	27.0%	14.7%
Total	86.3%	88.4%

Same-store occupancy decreased to 90.5% in 2011 from 93.8% in 2010, primarily due to lower occupancy at Woodholme Medical Center and Shady Grove Medical Village II. Non-same-store occupancy increased to 27.0% from 14.7%, reflecting the progress made in the lease-up of 19500 at Riverside Park, which was vacant when acquired during the third quarter of 2009. This building was 32.0% leased as of the end of 2011. During 2011, 72.1% of the square footage that expired was renewed compared to 76.3% in 2010. During 2011, we executed new leases for 0.2 million square feet of medical office space at an average rental rate of $37.52, an increase of 13.4%, with average tenant improvements and leasing commissions and incentives (including free rent) of $20.26 per square foot. These leasing statistics exclude first generation leases at Lansdowne Medical Office Building, which was newly-constructed and vacant when acquired.

Retail Segment:

	YEAR ENDED DECEMBER 31,			
	2011	2010	$ CHANGE	% CHANGE
Real Estate Rental Revenue				
Same-store	$40,872	$40,376	$ 496	1.2%
Non-same-store[1]	9,549	627	8,922	1,423.0%
Total real estate rental revenue	$50,421	$41,003	$ 9,418	23.0%
Real Estate Expenses				
Same-store	$12,023	$10,180	$ 1,843	18.1%
Non-same-store[1]	2,250	130	2,120	1,630.8%
Total real estate expenses	$14,273	$10,310	$ 3,963	38.4%
NOI				
Same-store	$28,849	$30,196	$(1,347)	(4.5%)
Non-same-store[1]	7,299	497	6,802	1,368.6%
Total NOI	$36,148	$30,693	$ 5,455	17.8%

[1] Non-same-store properties include: 2011 acquisition—Olney Village Center; 2010 acquisition—Gateway Overlook.

Real estate rental revenue from same-store properties increased by $0.5 million in 2011 primarily due to higher rental rates ($0.5 million), recoveries from tenants ($0.4 million) and occupancy ($0.2 million), partially offset by higher reserves for uncollectible revenue ($0.8 million).

Real estate expenses from same-store properties increased by $1.8 million in 2011 due to higher bad debt ($0.8 million), legal expenses ($0.5 million) and vacant space preparation expenses ($0.2 million).

	DECEMBER 31,	
OCCUPANCY	2011	2010
Same-store	93.0%	92.5%
Non-same-store	94.7%	88.2%
Total	93.3%	92.1%

Same-store occupancy increased to 93.0% in 2011 from 92.5% in 2010, driven by higher occupancy at Randolph Shopping Center. Non-same-store occupancy increased to 94.7% from 88.2% due to the acquisition of the fully-leased Olney Village Center. During 2011, 87.8% of the square footage that expired was renewed compared to 72.7% in 2010. During 2011, we executed new leases for 0.2 million square feet of retail space at an average rental rate of $21.52, an increase of 16.6%, with average tenant improvements and leasing commissions and incentives (including free rent) of $13.69 per square foot.

Multifamily Segment:

	YEAR ENDED DECEMBER 31,			
	2011	2010	$ CHANGE	% CHANGE
Real Estate Rental Revenue	$50,979	$48,599	$2,380	4.9%
Real Estate Expenses	19,717	19,243	474	2.5%
NOI	$31,262	$29,356	$1,906	6.5%

Real estate rental revenue increased by $2.4 million in 2011 primarily due to higher rental rates ($1.9 million) and lower rent abatements ($0.4 million).

Real estate expenses increased by $0.5 million in 2011 due primarily to higher administrative ($0.3 million) and repairs and maintenance ($0.2 million) expenses.

Occupancy decreased to 94.9% in 2011 from 95.7% in 2010, driven by lower occupancy at The Kenmore, 3801 Connecticut Avenue and Clayborne Apartments.

Liquidity and Capital Resources

Capital Structure

We manage our capital structure to reflect a long-term investment approach, generally seeking to match the cash flow of our assets with a mix of equity and various debt instruments. We expect that our capital structure will allow us to obtain additional capital from diverse sources that could include additional equity offerings of common shares, public and private secured and unsecured debt financings, and asset dispositions. Our ability to raise funds through the sale of debt and equity securities is dependent on, among other things, general economic conditions, general market conditions for REITs, our operating performance, our debt rating and the current trading price of our common shares. We analyze which source of capital we believe to be most advantageous to us at any particular point in time. However, the capital markets may not consistently be available on terms that we consider attractive. As a result, there can be no assurance that we will be able to access the public or private debt and equity markets at a given point in the future.

We currently expect that our potential sources of liquidity for acquisitions, development, redevelopment, expansion and renovation of properties, and operating and administrative expenses, may include:

- Cash flow from operations;
- Borrowings under our unsecured credit facilities or other short-term facilities;
- Issuances of our equity securities and/or common units in our operating partnerships;
- Issuances of preferred stock;
- Proceeds from long-term secured or unsecured debt financings, to include construction loans;
- Investment from joint venture partners; and
- Net proceeds from the sale of assets.

During 2013, we expect that we will have significant capital requirements, including the following items. There can be no assurance that our capital requirements will not be materially higher or lower than these expectations.

- Funding dividends on our common shares and noncontrolling interest distributions to third party unit holders;
- Approximately $55.0–$65.0 million to invest in our existing portfolio of operating assets, including approximately $25.0–$35.0 million to fund tenant-related capital requirements and leasing commissions;
- Approximately $30.0–$35.0 million to invest in our development projects;
- Funding to cover any costs related to property acquisitions; and

- Funding for potential property acquisitions throughout the remainder of 2013, offset by proceeds from potential property dispositions (including the potential disposition of our medical office segment).

We currently believe that we will generate sufficient cash flow from operations and have access to the capital resources necessary to fund our requirements in 2013. However, as a result of general market conditions in the greater Washington metro region, economic conditions affecting the ability to attract and retain tenants, unfavorable fluctuations in interest rates or our share price, unfavorable changes in the supply of competing properties, or our properties not performing as expected, we may not generate sufficient cash flow from operations or otherwise have access to capital on favorable terms, or at all. If we are unable to obtain capital from other sources, we may need to alter capital spending needs which may limit growth. If capital were not available, we may not be able to pay the dividend required to maintain our status as a REIT, make required principal and interest payments, make strategic acquisitions or make necessary routine capital improvements or undertake redevelopment opportunities with respect to our existing portfolio of operating assets.

Debt Financing

We generally use secured or unsecured, corporate-level debt, including mortgages, unsecured notes and our unsecured credit facilities, to meet our borrowing needs. Long-term, we generally use fixed rate debt instruments in order to match the returns from our real estate assets. We also utilize variable rate debt for short-term financing purposes. At times, our mix of variable and fixed rate debt may not suit our needs. At those times, we may use derivative financial instruments including interest rate swaps and caps, forward interest rate options or interest rate options in order to assist us in managing our debt mix. We may either hedge our variable rate debt to give it an effective fixed interest rate or hedge fixed rate debt to give it an effective variable interest rate.

At December 31, 2012 and 2011, our debt was as follows (in thousands):

	DECEMBER 31,	
	2012	2011
Fixed rate mortgages	$ 342,970	$ 423,291
Unsecured credit facilities	—	99,000
Unsecured notes payable	906,190	657,470
	$1,249,160	$1,179,761

If principal amounts due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow may be insufficient to repay all maturing debt. Prevailing interest rates or other factors at the time of a refinancing, such as possible reluctance of lenders to make commercial real estate loans, may result in higher interest rates and increased interest expense or inhibit our ability to finance our obligations.

Mortgage Debt

At December 31, 2012, our $343.0 million in fixed rate mortgages, which includes $3.5 million in net unamortized discounts due to fair value adjustments, bore an effective weighted average fair value interest rate of 6.1% and had a weighted average maturity of 4.2 years. We may either initiate secured mortgage debt or assume mortgage debt from time-to-time in conjunction with property acquisitions.

On August 1, 2012, we repaid without penalty the remaining $21.3 million of the mortgage note secured by Frederick Crossing.

On October 11, 2012, we repaid without penalty the remaining $7.8 million of the mortgage note secured by 15005 Shady Grove Road.

On November 1, 2012, we repaid without penalty the remaining $4.6 million of the mortgage note secured by 9707 Medical Center Drive.

On November 30, 2012, we repaid without penalty the remaining $42.1 million of the mortgage notes secured by Prosperity Medical Centers.

On December 11, 2012, we repaid without penalty the remaining $4.3 million of the mortgage note secured by Plumtree Medical Center.

In January 2013, we repaid without penalty the remaining $30.0 million of principal on the mortgage note secured by West Gude Drive.

Unsecured Credit Facilities

Our primary source of liquidity is our two revolving credit facilities. We can borrow up to $500.0 million under these lines, which bear interest at an adjustable spread over LIBOR based on our public debt rating.

Credit Facility No. 1 is a four-year, $100.0 million unsecured credit facility maturing in June 2015, and may be extended by one year at our option. We had no borrowings outstanding and $0.8 million in letters of credit issued as of December 31, 2012, related to Credit Facility No. 1. Borrowings under the facility bear interest at LIBOR plus a spread based on the credit rating on our publicly issued debt. The interest rate spread is currently 120 basis points. All outstanding advances are due and payable upon maturity in June 2015, and may be extended by one year at our option. Interest only payments are due and payable generally on a monthly basis. In addition, we pay a facility fee based on the credit rating of our publicly issued debt which currently equals 0.25% per annum of the $100.0 million committed capacity, without regard to usage. Rates and fees may be increased or decreased based on changes in our senior unsecured credit ratings. These fees are payable quarterly.

Credit Facility No. 2 is a four-year $400.0 million unsecured credit facility maturing in July 2016, and may be extended for one year at our option. We had no borrowings outstanding as of December 31, 2012 related to Credit Facility No. 2. Advances under this agreement bear interest at LIBOR plus a spread based on the credit rating of our publicly issued debt. The interest rate spread is currently 120 basis points. All outstanding advances are due and payable upon maturity in July 2016, and may be extended for one year at our option. Interest only payments are due and payable generally on a monthly basis. In addition, we pay a facility fee based on the credit rating of our publicly issued debt which currently equals 0.25% per annum of the $400.0 million committed capacity, without regard to usage. Rates and fees may be increased or decreased based on changes in our senior unsecured credit ratings. These fees are payable quarterly.

Our unsecured credit facilities contain financial and other covenants with which we must comply. Some of these covenants include:

- A minimum tangible net worth;
- A maximum ratio of total liabilities to gross asset value, calculated using an estimate of fair market value of our assets;
- A maximum ratio of secured indebtedness to gross asset value, calculated using an estimate of fair market value of our assets;
- A minimum ratio of quarterly EBITDA (earnings before interest, taxes, depreciation, amortization and extraordinary and nonrecurring gains and losses) to fixed charges, including interest expense;
- A minimum ratio of unencumbered asset value, calculated using a fair value of our assets, to unsecured indebtedness;
- A minimum ratio of net operating income from our unencumbered properties to unsecured interest expense; and
- A maximum ratio of permitted investments to gross asset value, calculated using an estimate of fair market value of our assets.

Failure to comply with any of the covenants under our unsecured credit facilities or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition and liquidity. As of December 31, 2012, we were in compliance with our loan covenants. In addition, our ability to draw on our unsecured credit facilities or incur other unsecured debt in the future could be restricted by the loan covenants.

We anticipate that in the near term we may rely to a greater extent upon our unsecured credit facilities. To the extent that we maintain larger balances on our unsecured credit facilities or maintain balances on our unsecured credit facilities for longer periods, adverse fluctuations in interest rates could have a material adverse effect on earnings.

Unsecured Notes

We generally issue unsecured notes to fund our real estate assets long-term. In issuing future unsecured notes, we intend to ladder the maturities of our debt to mitigate exposure to interest rate risk in future years.

Depending upon market conditions, opportunities to issue unsecured notes on attractive terms may not be available. During periods in the recent past, debt capital was essentially unavailable for extended periods of time. While debt markets have improved, it is difficult to predict if the improvement is sustainable.

At December 31, 2012, our unsecured notes with maturities ranging from March 2013 through February 2028, were as follows (in thousands):

5.125% notes due 2013	$ 60,000
5.25% notes due 2014	100,000
5.35% notes due 2015	150,000
4.95% notes due 2020	250,000
3.95% notes due 2022	300,000
7.25% notes due 2028	50,000
Total principal	910,000
Net unamortized discount	(3,810)
Total	$906,190

Our unsecured notes contain covenants with which we must comply, including:

- Limits on our total indebtedness;
- Limits on our secured indebtedness;
- Limits on our required debt service payments; and
- Maintenance of a minimum level of unencumbered assets.

In September 2012, we issued $300.0 million of 3.95% unsecured notes due October 15, 2022. The notes were issued at a price to the public of 99.438% of their principal amount, and interest is payable semiannually in arrears on April 15 and October 15 of each year, beginning April 15, 2013. The notes bear an effective interest rate of 4.018% and our net proceeds were $296.4 million. The notes may be redeemed in whole or in part at any time before maturity at the redemption price set forth in the terms of the notes. The proceeds were used to repay borrowings on our lines of credit and for general corporate purposes.

We repaid our $50.0 million of 5.05% unsecured notes on their due date of May 12, 2012 using borrowings on our unsecured lines of credit.

Failure to comply with any of the covenants under our unsecured notes could result in a default under one or more of our debt instruments. This could cause our debt holders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition and liquidity. As of December 31, 2012, we were in compliance with our unsecured notes covenants.

From time to time, we may seek to repurchase and cancel our outstanding notes through open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Common Equity

We have authorized for issuance 100.0 million common shares, of which 66.4 million shares were outstanding at December 31, 2012.

We are party to a sales agency financing agreement with BNY Mellon Capital Markets, LLC relating to the issuance and sale of up to $250.0 million of our common shares from time to time over a period of no more than 36 months from June 2012. Sales of our common shares are made at market prices prevailing at the time of sale. We would use net proceeds from the sale of common shares under this program for general corporate purposes. As of December 31, 2012, we have not issued any common shares under this program.

We have a dividend reinvestment program, whereby shareholders may use their dividends and optional cash payments to purchase common shares. The common shares sold under this program may either be common shares issued by us or common shares purchased in the open market. We used the net proceeds under this program for general corporate purposes. During 2012, we issued 0.1 million common shares at a weighted average price of $29.67 per share, raising $1.3 million in net proceeds. During 2011, we issued 0.2 million common shares at a weighted average price of $29.97 per share, raising $5.0 million in net proceeds.

Preferred Equity

WRIT's board of trustees can, at its discretion, authorize the issuance of up to 10.0 million shares of preferred stock. The ability to issue preferred equity provides WRIT an additional financing tool that may be used to raise capital for future acquisitions or other business purposes. As of December 31, 2012, no shares of preferred stock had been authorized or issued.

Dividends

We currently pay dividends quarterly at a rate of $0.30 per share. The maintenance of our dividend level is subject to various factors reviewed by the Board of Trustees in its discretion. These factors include our results of operations, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements, which require at least 90% of our taxable income to be distributed to shareholders. When setting the dividend level, our Board looks in particular at trends in our level of funds from operations, together with associated recurring capital improvements, tenant improvements, leasing commissions and incentives, and adjustments to straight-line rents to reflect cash rents received.

Our dividend and distribution payments for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	**2011**	**2010**
Common dividends	$97,734	$115,045	$108,949
Noncontrolling interest distributions	—	2,488	163
	$97,734	$117,533	$109,112

Dividends paid for 2012 decreased from 2011 primarily due to a decrease in the dividend paid per share offset by a small increases in shares outstanding due to our dividend reinvestment program. The decrease in noncontrolling interests distributions reflects the sale of Northern Virginia Industrial Park.

Dividends paid for 2011 increased from 2010 primarily due to a small increase in the dividend paid per share and small increases in shares outstanding due to our dividend reinvestment program. The increase in noncontrolling interests distributions reflects an extraordinary return of capital distribution in connection with the sale of Northern Virginia Industrial Park, whose noncontrolling interest holder received a portion of the sale proceeds.

Capital Commitments

We will require capital for development and redevelopment projects currently underway and in the future. As of December 31, 2012, we had under development a mid-rise apartment property at 650 North Glebe Road in Arlington, VA and a high-rise apartment property at 1225 First Street in Alexandria, VA.

Our total investment in 650 North Glebe Road is expected to be $49.5 million, including land costs and the non-controlling partner's 10% share. We expect to secure debt financing for approximately 70% of the project's cost. As of December 31, 2012, we had invested $15.6 million in 650 North Glebe Road including land costs and we expect to fund approximately $20.0–$23.0 million in 2013 on this project. We currently expect to complete this development project during the fourth quarter of 2014.

Our total investment in 1225 First Street is expected to be $95.3 million, including land costs and the non-controlling partner's 5% share. We expect to secure or provide debt financing for approximately 70% of the project's cost. As of December 31, 2012, we had invested $19.8 million in 1225 First Street, including land costs. Subsequent to December 31, 2012, we decided to delay commencement of construction due to market conditions and concerns of oversupply. We will reassess this project on a periodic basis going forward.

We expect to fund approximately $10.0 million for a redevelopment project at one of our office properties during 2013.

There were no projects placed into service in the year ended December 31, 2012. As of December 31, 2012, we had no outstanding contractual commitments related to our development projects, and expect to fund approximately $30.0–$35.0 million of total development spending during 2013.

We anticipate funding several major renovation projects in our portfolios during 2013, as follows (in thousands):

Office	$10,716
Medical Office	2,325
Retail	1,619
Multifamily	7,624
Total	$22,284

These projects include a new heating and air conditioning system at one of our multifamily properties; the renovation of the lobby and front entrance at one of our office properties; the replacement of a roof at one of our retail properties; unit bathroom and kitchen upgrades at several of our multifamily properties; and corridor, restroom and common area upgrades at several of our office properties. Not all of the anticipated spending had been committed via executed construction contracts at December 31, 2012. We expect to meet our requirements using cash generated by our real estate operations, through borrowings on our unsecured credit facilities, or raising additional debt or equity capital in the public market.

Contractual Obligations

As of December 31, 2012, certain contractual obligations that will require significant capital (in thousands):

	PAYMENTS DUE BY PERIOD				
	TOTAL	**LESS THAN 1 YEAR**	**1–3 YEARS**	**4–5 YEARS**	**AFTER 5 YEARS**
Long-term debt(1)	$1,638,322	$155,407	$559,161	$169,428	$754,326
Purchase obligations(2)	4,120	3,573	175	127	245
Tenant-related capital(3)	11,399	11,399	—	—	—
Building capital(4)	8,949	8,949	—	—	—
Operating leases	15,164	318	871	520	13,455

(1) See notes 4, 5 and 6 of our consolidated financial statements. Amounts include principal, interest, unused commitment fees and facility fees.
(2) Represents elevator maintenance contracts with terms through 2012, electricity sales agreements with terms through 2013, and natural gas purchase agreements with terms through 2012.
(3) Committed tenant-related capital based on executed leases as of December 31, 2012.
(4) Committed building capital additions based on contracts in place as of December 31, 2012.

We have various standing or renewable contracts with vendors. The majority of these contracts can be canceled with immaterial or no cancellation penalties, with the exception of our elevator maintenance, electricity sales and natural gas purchase agreements, which are included above on the purchase obligations line. Contract terms on leases that can be canceled are generally one year or less. We are currently committed to fund tenant-related capital improvements as described in the table above for executed leases. However, expected leasing levels could require additional tenant-related capital improvements which are not currently committed. We expect that total tenant-related capital improvements, including those already committed, will be approximately $18.2 million in 2013. Due to the competitive office leasing market we expect that tenant-related capital costs will continue at this level into 2014.

Historical Cash Flows

Cash flows from operations are an important factor in our ability to sustain our dividend at its current rate. If our cash flows from operations were to decline significantly, we may have to reduce our dividend. Consolidated cash flows for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,			VARIANCE	
	2012	**2011**	**2010**	**2012 vs 2011**	**2011 vs 2010**
Cash provided by operating activities	$131,103	$ 117,855	$ 111,933	$ 13,248	$ 5,922
Cash (used in) provided by investing activities	(88,546)	61,098	(111,150)	(149,644)	172,248
Cash (used in) provided by financing activities	(35,998)	(244,955)	66,781	208,957	(311,736)

The increase in cash provided by operating activities in 2012 was primarily due to acquisitions made during 2011 and 2012. The increase in cash provided by operating activities in 2011 as compared to 2010 was primarily due to acquisitions.

Net cash used in investing activities increased in 2012 due to the sale of the Industrial Portfolio in 2011, partially offset by a higher volume of acquisition activity in 2011. The use of net cash in our investing activities in 2010 was primarily due to cash invested in acquisitions, net of assumed debt.

The decrease in cash used by financing activities in 2012 was primarily due to the issuance of the 3.95% unsecured notes and the decrease of our quarterly dividend, partially offset by paying down the balances on our unsecured lines of credit. Our financing activities generated $66.8 million of net cash in 2010 was primarily due to proceeds from our debt offering and equity issued under our prior sales agency financing agreement.

Capital Improvements and Development Costs

Our capital improvement and development costs for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	**2011**	**2010**
Accretive capital improvements:			
Acquisition related	$ 3,718	$ 2,549	$ 1,007
Expansions and major renovations	20,147	9,435	3,180
Development/redevelopment	6,494	25,929	1,337
Tenant improvements (including first generation leases)	18,333	13,350	15,162
Total accretive capital improvements	48,692	51,263	20,686
Other capital improvements:	8,982	7,481	5,696
Total	$57,674	$58,744	$26,382

We consider capital improvements to be accretive to revenue and not necessarily to net income.

Accretive Capital Improvements

Acquisition Related Improvements: Acquisition related improvements are capital improvements to properties acquired during the preceding three years which were anticipated at the time we acquired the properties. These types of improvements were made in 2012 to Braddock Metro Center, Olney Village Center, 1140 Connecticut Avenue, The Kenmore and 1227 25th Street.

Expansions and Major Renovations: Expansion projects increase the rentable area of a property, while major renovation projects are improvements sufficient to increase the income otherwise achievable at a property. Expansions and major renovations during 2012 included a fitness center, conference room, management office, HVAC modifications and restroom renovations at 2000 M Street; unit renovations at The Ashby, Country Club Towers, Roosevelt Towers and Park Adams Apartments; lobby and common restrooms renovations at Courthouse Square; elevator and lobby modernization at 1220 19th Street and West Gude; and common area and lobby renovations at 6110 Executive Boulevard and 1901 Pennsylvania Avenue.

Development/Redevelopment: Development costs represent expenditures for ground up development of new operating properties. Redevelopment costs represent expenditures for improvements intended to reposition properties in their markets and increase income that would be otherwise achievable. Development costs in each of the years presented include costs associated with the ground up development of 1225 First Street and 650 North Glebe Road.

Tenant Improvements: Tenant improvements are costs, such as space build-out, associated with commercial lease transactions. Our average tenant improvement costs per square foot of space leased, excluding first generation leases, during the three years ended December 31, 2012 were as follows:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Office[(1)]	$27.26	$13.85	$21.88
Medical Office[(1)]	$24.33	$10.72	$16.95
Retail	$ 7.85	$ 7.07	$ 3.23

(1) *Excludes properties sold or classified as held for sale.*

The $13.41 increase in 2012 in tenant improvement costs per square foot of office space leased was primarily due to leases executed in 2012 requiring $5.1 million in tenant improvements at 2000 M Street, Fairgate at Ballston, Woodholme Center and 1140 Connecticut Avenue.

The $8.03 decrease in 2011 in tenant improvement costs per square foot of office space leased was primarily due to leases executed with single tenants in 2010 requiring $5.4 million in tenant improvements at Monument II, 2000 M Street, 7900 Westpark Drive and 1600 Wilson Boulevard.

The $13.61 increase in 2012 in tenant improvement costs per square foot of medical office space leased was primarily due to single tenant leases executed in 2012 requiring $0.8 million in tenant improvements at Woodholme Medical Center.

The $6.23 decrease in 2011 in tenant improvement costs per square foot of medical office space leased was primarily due to single tenant leases executed in 2010 requiring $1.3 million in tenant improvements at Shady Grove Medical Center.

The $0.78 increase in 2012 in tenant improvement costs per square foot of retail space leased was due to a lease executed with a single tenant requiring $0.9 million in tenant improvements at Gateway Overlook.

The $3.84 increase in tenant improvement costs per square foot of retail space leased was due to leases executed with single tenants at the Centre at Hagerstown and Frederick Crossing requiring $0.7 million in tenant improvements at each location.

Tenant improvement costs for retail tenants are substantially lower than for office and medical office tenants because the improvements required for retail tenants tend to be substantially less extensive than for office and medical office tenants.

Excluding properties classified as sold or held for sale, approximately 59% of our tenants renewed their leases with us in 2012, compared to 60% in 2011 and 58% in 2010. Renewing tenants generally require minimal tenant improvements. In addition, our focus on leasing to smaller office tenants leads to lower tenant improvement costs because smaller office suites have limited configuration alternatives. Therefore, we are often able to lease an existing suite with limited tenant improvements.

Other Capital Improvements

Other capital improvements, also referred to as recurring capital improvements, are those not included in the above categories. Over time these costs will be recurring in nature to maintain a property's income and value. In our residential properties, these include new appliances, flooring, cabinets and bathroom fixtures. These improvements, which are made as needed upon vacancy of an apartment, totaled $0.8 million in 2012, averaging $856 per apartment for the 39% of apartments turned over relative to our total portfolio of apartment units. In our commercial properties and residential properties (aside from improvements related to apartment turnover), improvements include installation of new heating and air conditioning equipment, asphalt replacement, new signage, permanent landscaping, window replacements, new lighting and new finishes. In addition, we incurred repair and maintenance expense of $14.2 million during 2012 to maintain the quality of our buildings.

Forward-Looking Statements

This Form 10-K contains forward-looking statements which involve risks and uncertainties. Such forward looking statements include each of the statements in "Item 1: Business" and "Item 7: Management's Discussion and Analysis of Financial Conditions and Results of Operations" concerning the Washington metro region's economy, gross regional product, unemployment and job growth and real estate market performance. Such forward-looking statements also include the following statements with respect to WRIT:

(a) our intention to invest in properties that we believe will increase in income and value;

(b) our belief that external sources of capital will continue to be available and that additional sources of capital will be available from the sale of common shares or notes; and

(c) our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional property acquisitions and capital improvements when appropriate to enhance long-term growth.

Forward-looking statements also include other statements in this report preceded by, followed by or that include the words "believe," "expect," "intend," "anticipate," "potential," "project," "will" and other similar expressions.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for the foregoing statements. The following important factors, in addition to those discussed elsewhere in this Form 10-K, could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements:

(a) the effect of credit and financial market conditions;

(b) the availability and cost of capital;

(c) fluctuations in interest rates;

(d) the economic health of our tenants;

(e) the timing and pricing of lease transactions;

(f) the economic health of the greater Washington Metro region, or other markets we may enter;

(g) the effects of changes in Federal government spending;

(h) the supply of competing properties;

(i) consumer confidence;

(j) unemployment rates;

(k) consumer tastes and preferences;

(l) our future capital requirements;

(m) inflation;

(n) compliance with applicable laws, including those concerning the environment and access by persons with disabilities;

(o) governmental or regulatory actions and initiatives;

(p) changes in general economic and business conditions;

(q) terrorist attacks or actions;

(r) acts of war;

(s) weather conditions;

(t) the effects of changes in capital available to the technology and biotechnology sectors of the economy; and

(u) other factors discussed under the caption "Risk Factors."

We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events, or otherwise.

Ratios of Earnings to Fixed Charges and Debt Service Coverage

The following table sets forth our ratios of earnings to fixed charges and debt service coverage for the periods shown:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Earnings to fixed charges	1.23x	(a)	(b)
Debt service coverage	2.7x	2.7x	2.6x

(a) *Due to WRIT's loss from continuing operations during 2011, the earnings to fixed charges ratio was less than 1:1. WRIT must generate additional earnings of $4.1 million to achieve a ratio of 1:1.*

(b) *Due to WRIT's loss from continuing operations during 2010, the earnings to fixed charges ratio was less than 1:1. WRIT must generate additional earnings of $1.6 million to achieve a ratio of 1:1.*

We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations attributable to the controlling interests plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortized costs of debt issuance, and interest costs capitalized.

We computed the debt service coverage ratio by dividing EBITDA (which is earnings before interest income and expense, taxes, depreciation, amortization, real estate impairment and gain on sale of real estate) by interest expense and principal amortization.

Funds From Operations

FFO is a widely used measure of operating performance for real estate companies. We provide FFO as a supplemental measure to net income calculated in accordance with GAAP. Although FFO is a widely used measure of operating performance for REITs, FFO does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. In addition, FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity. The National Association of Real Estate Investment Trusts, Inc. ("NAREIT") defines FFO (April, 2002 White Paper) as net income (computed in accordance with GAAP) excluding gains (or losses) from sales of property and impairments of depreciable real estate, if any, plus real estate depreciation and amortization. We consider FFO to be a standard supplemental measure for REITs because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which historically assumes that the value of real estate assets diminishes predictably over time. Since real estate values have instead historically risen or fallen with market conditions, we believe that FFO more accurately provides investors an indication of our ability to incur and service debt, make capital expenditures and fund other needs. Our FFO may not be comparable to FFO reported by other REITs. These other REITs may not define the term in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently.

Our FFO and a reconciliation of FFO to net income for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Net income attributable to the controlling interests	$ 23,708	$104,884	$ 37,426
Adjustments:			
Depreciation and amortization	103,067	91,805	78,483
Gain from non-disposal activities	—	—	(7)
Discontinued operations:			
Depreciation and amortization	867	8,723	17,263
Gain on sale of real estate attributable to the controlling interests	(5,124)	(97,091)	(21,599)
Real estate impairment on depreciable real estate	—	599	—
Income tax expense (benefit)	—	1,138	—
FFO, as defined by NAREIT	$122,518	$110,058	$111,566

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal material financial market risk to which we are exposed is interest rate risk. Our exposure to interest rate risk relates primarily to refinancing long-term fixed rate obligations, the opportunity cost of fixed rate obligations in a falling interest rate environment and our variable rate lines of credit. We primarily enter into debt obligations to support general corporate purposes, including acquisition of real estate properties, capital improvements and working capital needs. In the past we have used interest rate hedge agreements to hedge against rising interest rates in anticipation of imminent refinancing or new debt issuance.

The table below presents principal, interest and related weighted average fair value interest rates by year of maturity, with respect to debt outstanding on December 31, 2012.

(in thousands)	2013	2014	2015	2016	2017	THERE-AFTER	TOTAL	FAIR VALUE
Unsecured fixed rate debt								
Principal	$60,000	$100,000	$150,000	$ —	$ —	$600,000	$910,000	$968,040
Interest payments	$42,663	$ 38,500	$ 31,863	$ 27,850	$ 27,850	$134,438	$303,164	
Interest rate on debt maturities	5.23%	5.34%	5.45%	—	—	4.73%	4.95%	
Mortgages								
Principal amortization[1] (30 year schedule)	$33,313	$ 3,519	$ 22,174	$134,715	$104,712	$ 48,086	$346,519	$374,591
Interest payments	$18,243	$ 17,877	$ 17,579	$ 12,220	$ 3,330	$ 5,339	$ 74,588	
Weighted average interest rate on principal amortization	5.80%	5.30%	5.29%	5.73%	7.19%	5.27%	6.08%	

(1) *Excludes net discounts of $3.5 million on December 31, 2012.*

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data appearing on pages 72 to 114 are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Executive Vice President—Accounting and Administration, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Executive Vice President—Accounting and Administration, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based on the foregoing, our Chief Executive Officer, Chief Financial Officer and Executive Vice President—Accounting and Administration (Principal Accounting Officer) concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

Internal Control over Financial Reporting

See the Report of Management in Item 8 of this Form 10-K.

See the Reports of Independent Registered Public Accounting Firm in Item 8 of this Form 10-K.

During the three months ended December 31, 2012, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Form 10-K in that we will file a definitive proxy statement pursuant to Regulation 14A with respect to our 2013 Annual Meeting (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this Form 10-K, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference. In addition, we have adopted a code of ethics which can be reviewed and printed from our website www.writ.com.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item by Item 403 of Regulation S-K is hereby incorporated herein by reference to the Proxy Statement.

Equity Compensation Plan Information[1]

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	20,119	$29.55	1,888,960
Equity compensation plans not approved by security holders	18,000[2]	$31.52	—
Total	38,119	$30.48	1,888,960

(1) *We previously maintained a Share Grant Plan for officers, trustees and non-officer employees, which expired on December 15, 2007. 322,325 shares and 27,675 restricted share units had been granted under this plan. We previously maintained a stock option plan for trustees which provided for the annual granting of 2,000 non-qualified stock options to trustees the last of which were granted in 2004. The plan expired on December 15, 2007, and 84,000 options had been granted. See note 7 to the consolidated financial statements for further discussion.*

(2) *These securities are options issued under a Share Grant Plan for officers, trustees and non-officer employees. This plan expired on December 15, 2007 and options may no longer be issued thereunder.*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A). The following documents are filed as part of this Form 10-K:

All other schedules are omitted because they are either not required or the required information is shown in the financial statements or notes thereto.

3. **Exhibits:**

EXHIBIT NUMBER	EXHIBIT DESCRIPTION	INCORPORATED BY REFERENCE FORM	FILE NUMBER	EXHIBIT	FILING DATE	FILED HEREWITH
3.1	Articles of Amendment and Restatement, effective as of May 17, 2011	DEF 14A	001-06622	B	4/1/2011	
3.2	Amended and Restated Bylaws of Washington Real Estate Investment Trust, as adopted on May 17, 2011	8-K	001-06622	3.3	5/23/2011	
4.1	Indenture dated as of August 1, 1996 between WRIT and The First National Bank of Chicago	8-K	001-06622	(c)	8/13/1996	
4.2	Form of 2028 Notes	8-K	001-06622	99.1	2/25/1998	
4.3	Officer's Certificate Establishing Terms of the 2013 Notes, dated March 12, 2003	8-K	001-06622	4(a)	3/17/2003	
4.4	Form of 2013 Notes	8-K	001-06622	4(b)	3/17/2003	
4.5	Officers' Certificate Establishing Terms of the 2014 Notes, dated December 8, 2003	8-K	001-06622	4(a)	12/11/2003	
4.6	Form of 2014 Notes	8-K	001-06622	4(b)	12/11/2003	
4.7	Form of 5.35% Senior Notes due May 1, 2015 dated April 26, 2005	8-K	001-06622	4.2	4/26/2005	
4.8	Officers Certificate establishing the terms of the 2012 and 2015 Notes, dated April 20, 2005	8-K	001-06622	4.3	4/26/2005	
4.9	Form of 5.35% Senior Notes due May 1, 2015 dated October 6, 2005	8-K	001-06622	4.1	10/6/2005	
4.10	Officers Certificate establishing the terms of the 2015 Notes, dated October 3, 2005	8-K	001-06622	4.2	10/6/2005	
4.11	Supplemental Indenture by and between WRIT and the Bank of New York Trust Company, N.A. dated as of July 3, 2007	8-K	001-06622	4.1	7/5/2007	
4.12	Credit agreement dated June 29, 2007 by and among WRIT, as borrower, the financial institutions party thereto as lenders, and SunTrust Bank as agent	8-K	001-06622	4.1	7/6/2007	

EXHIBIT NUMBER	EXHIBIT DESCRIPTION	INCORPORATED BY REFERENCE FORM	FILE NUMBER	EXHIBIT	FILING DATE	FILED HERE-WITH
4.13	Multifamily Note Agreement (Walker House Apartments) dated as of May 29, 2008, by and between WRIT and Wells Fargo Bank, National Association	10-Q	001-06622	4	8/8/2008	
4.14	Multifamily Note Agreement (3801 Connecticut Avenue) dated as of May 29, 2008, by and between WRIT and Wells Fargo Bank, National Association	10-Q	001-06622	4.0	8/8/2008	
4.15	Multifamily Note Agreement (Bethesda Hill Apartments) dated as of May 29, 2008, by and between WRIT and Wells Fargo Bank, National Association	10-Q	001-06622	4.0	8/8/2008	
4.16	Form of 4.95% Senior Notes due October 1, 2020	8-K	001-06622	4.1	9/30/2010	
4.17	Officers' Certificate establishing the terms of the 4.95% Senior Notes due October 1, 2020	8-K	001-06622	4.2	9/30/2010	
4.18	Credit Agreement, dated as of July 1, 2011, by and among Washington Real Estate Investment Trust, as borrower, the financial institutions party thereto as lenders, each of The Bank of New York Mellon, Citibank, N.A. and Credit Suisse AG, Cayman Islands Branch as a documentation agent, Wells Fargo Securities, LLC, as lead arranger and bookrunner, and Wells Fargo Bank, National Association, as administrative agent.	8-K	001-06622	4.1	7/6/2011	
4.19	Second Amendment to Credit Agreement, dated as of December 23, 2011, with Suntrust Bank.	10-K	001-06622	4.21	2/27/2012	
4.20	Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among Washington Real Estate Investment Trust, as borrower, the financial institutions party thereto as lenders, each of The Bank of New York Mellon, Citibank, N.A. and Credit Suisse AG, Cayman Islands Branch as a documentation agent, Wells Fargo Securities, LLC, as lead arranger and bookrunner, and Wells Fargo Bank, National Association, as administrative agent.	8-K	001-06622	4.1	5/18/2012	
4.21	Amended and Restated Credit Agreement, dated as of June 25, 2012, by and among Washington Real Estate Investment Trust, as borrower, the financial institutions party thereto as lenders, SunTrust Robinson Humphrey, Inc., as sole lead arranger and bookrunner, and SunTrust Bank, as administrative agent.	8-K	001-06622	4.1	6/27/2012	
4.22	Form of 3.95% Senior Notes due October 15, 2022	8-K	001-06622	4.1	9/17/2012	
4.23	Officers' Certificate establishing the terms of 3.95% Notes due October 15, 2022	8-K	001-06622	4.2	9/17/2012	
10.1*	2001 Stock Option Plan	DEF 14A	001-06622	A	3/29/2001	
10.2*	Share Purchase Plan	10-Q	001-06622	10(j)	11/14/2002	
10.3*	Supplemental Executive Retirement Plan	10-Q	001-06622	10(k)	11/14/2002	
10.4*	Description of WRIT Short-term and Long-term Incentive Plan	10-K	001-06622	10(l)	3/16/2005	
10.5*	Description of WRIT Revised Trustee Compensation Plan	10-K	001-06622	10(m)	3/16/2005	
10.6*	Supplemental Executive Retirement Plan	10-K	001-06622	10(p)	3/16/2006	
10.7*	2007 Omnibus Long Term Incentive Plan	DEF 14A	001-06622	B	4/9/2007	
10.8*	Deferred Compensation Plan for Directors dated December 1, 2000	10-K	001-06622	10(ff)	2/29/2008	
10.9*	Deferred Compensation Plan for Officers dated January 1, 2007	10-K	001-06622	10(gg)	2/29/2008	
10.10*	Supplemental Executive Retirement Plan II dated May 23, 2007	10-K	001-06622	10(hh)	2/29/2008	
10.11*	Amended Long Term Incentive Plan, effective January 1, 2008	10-Q	001-06622	10(ii)	5/9/2008	

EXHIBIT NUMBER	EXHIBIT DESCRIPTION	INCORPORATED BY REFERENCE FORM	FILE NUMBER	EXHIBIT	FILING DATE	FILED HERE-WITH
10.12*	Form of Indemnification Agreement by and between WRIT and the indemnitee	8-K	001-06622	10(nn)	7/27/2009	
10.13*	Long Term Incentive Plan, effective January 1, 2009	10-K	001-06622	10.28	2/26/2010	
10.14*	Short Term Incentive Plan, effective January 1, 2009	10-K	001-06622	10.29	2/26/2010	
10.15*	Amended and Restated Deferred Compensation Plan for Directors, adopted October 27, 2010	10-Q	001-06622	10.30	11/4/2010	
10.16*	Executive Stock Ownership Policy, adopted October 27, 2010	8-K	001-06622	10.31	11/2/2010	
10.17*	Amendment to Deferred Compensation Plan for Officers, adopted October 27, 2010	8-K	001-06622	10.32	11/2/2010	
10.18*	Long Term Incentive Plan, effective January 1, 2011	10-Q	001-06622	10.34	5/6/2011	
10.19*	Short Term Incentive Plan, effective January 1, 2011	10-Q	001-06622	10.35	5/6/2011	
10.20*	Deferred Compensation Plan for Directors, effective January 1, 2011	10-Q	001-06622	10.36	5/6/2011	
10.21	Purchase and Sale Agreement, dated as of August 5, 2011, for 8880 Gorman Road, Dulles South IV, Fullerton Business Center, Hampton Overlook and Alban Business Center.	8-K	001-06622	10.37	8/9/2011	
10.22	Purchase and Sale Agreement, dated as of August 5, 2011, for Pickett Industrial Park and Northern Virginia Industrial Park I.	8-K	001-06622	10.38	8/9/2011	
10.23	Purchase and Sale Agreement, dated as of August 5, 2011, for Albemarle Point, 270 Technology Park I, 270 Technology Park II, The Crescent, Fullerton Industrial Center, Sully Square, 9950 Business Parkway, Hampton South Phase I, Hampton South Phase II and 8900 Telegraph Road.	8-K	001-06622	10.39	8/9/2011	
10.24	Purchase and Sale Agreement, dated as of August 5, 2011, for Northern Virginia Industrial Park II.	8-K	001-06622	10.40	8/9/2011	
10.25	Purchase and Sale Agreement, dated as of August 5, 2011, for 6100 Colombia Park Road, Dulles Business Park I and Dulles Business Park II.	8-K	001-06622	10.41	8/9/2011	
10.26	First Amendment to Purchase and Sale Agreement, dated as of October 5, 2011, for 6100 Columbia Park Road, Dulles Business Park I and Dulles Business Park II.	8-K/A	001-06622	10.42	10/6/2011	
10.27*	Amended and restated change in control agreement dated December 1, 2011 with George F. McKenzie	10-K	001-06622	10.31	2/27/2012	
10.28*	Amended and restated change in control agreement dated December 1, 2011 with William T. Camp	10-K	001-06622	10.32	2/27/2012	
10.29*	Amended and restated change in control agreement dated December 1, 2011 with Laura M. Franklin	10-K	001-06622	10.33	2/27/2012	
10.30*	Amended and restated change in control agreement dated December 1, 2011 with Thomas C. Morey	10-K	001-06622	10.34	2/27/2012	
10.31*	Amended and restated change in control agreement dated December 1, 2011 with Thomas L. Regnell	10-K	001-06622	10.35	2/27/2012	
10.32*	Amended and restated change in control agreement dated December 1, 2011 with Michael S. Paukstitus	10-K	001-06622	10.36	2/27/2012	
10.33*	Amended and restated change in control agreement dated December 1, 2011 with James B. Cederdahl	10-K	001-06622	10.37	2/27/2012	
10.34*	Short Term Incentive Plan, effective January 1, 2012	10-Q	001-06622	10.38	5/7/2012	
10.35*	Separation Agreement and General Release between Michael S. Paukstitus and Washington Real Estate Investment Trust dated February 7, 2013	8-K	001-06622	10.1	2/13/2013	

EXHIBIT NUMBER	EXHIBIT DESCRIPTION	INCORPORATED BY REFERENCE FORM	FILE NUMBER	EXHIBIT	FILING DATE	FILED HERE-WITH
10.36	Sales Agency Financing Agreement, dated June 22, 2012 between WRIT and BNY Mellon Capital Markets, LLC	8-K	001-06622	1.1	6/22/2012	
10.37*	Amendment to Deferred Compensation Plan for Officers, adopted December 31, 2012					X
10.38*	Amended and restated change in control agreement dated February 27, 2013 with George F. McKenzie					X
10.39*	Amended and restated change in control agreement dated February 27, 2013 with William T. Camp					X
10.40*	Amended and restated change in control agreement dated February 27, 2013 with Laura M. Franklin					X
10.41*	Amended and restated change in control agreement dated February 25, 2013 with Thomas C. Morey					X
10.42*	Amended and restated change in control agreement dated February 26, 2013 with Thomas L. Regnell					X
10.43*	Amended and restated change in control agreement dated February 26, 2013 with James B. Cederdahl					X
10.44*	Change in control agreement dated February 26, 2013 with Paul S. Weinschenk					X
12	Computation of Ratio of Earnings to Fixed Charges					X
21	Subsidiaries of Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24	Power of Attorney					X
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended ("the Exchange Act")					X
31.2	Certification of the Executive Vice President—Accounting and Administration pursuant to Rule 13a-14(a) of the Exchange Act					X
31.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32	Certification of the Chief Executive Officer, Executive Vice President—Accounting and Administration (Principal Accounting Officer) and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101	The following materials from our Annual Report on Form 10-K for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language ("XBRL"): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) notes to these consolidated financial statements.					X

**Management contracts or compensation plans or arrangements in which trustees or executive officers are eligible to participate.*

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of long-term debt of WRIT or its subsidiaries are not filed herewith. Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WASHINGTON REAL ESTATE INVESTMENT TRUST

Date: February 27, 2013

By: /s/ George F. McKenzie

George F. McKenzie
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ John P. McDaniel* John P. McDaniel	Chairman, Trustee	February 27, 2013
/s/ George F. McKenzie George F. McKenzie	President, Chief Executive Officer and Trustee	February 27, 2013
/s/ William G. Byrnes* William G. Byrnes	Trustee	February 27, 2013
/s/ Edward S. Civera* Edward S. Civera	Trustee	February 27, 2013
/s/ Terence C. Golden* Terence C. Golden	Trustee	February 27, 2013
/s/ Charles T. Nason* Charles T. Nason	Trustee	February 27, 2013
/s/ Thomas Edgie Russell, III* Thomas Edgie Russell, III	Trustee	February 27, 2013
/s/ Wendelin A. White* Wendelin A. White	Trustee	February 27, 2013
/s/ Anthony L. Winns* Anthony L. Winns	Trustee	February 27, 2013
/s/ William T. Camp William T. Camp	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ Laura M. Franklin Laura M. Franklin	Executive Vice President Accounting, Administration and Corporate Secretary (Principal Accounting Officer)	February 27, 2013

*By: /s/ Laura M. Franklin through power of attorney

Laura M. Franklin

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Washington Real Estate Investment Trust ("WRIT") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting. WRIT's internal control system over financial reporting is a process designed under the supervision of WRIT's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

In connection with the preparation of WRIT's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of WRIT's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of WRIT's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 31, 2012, WRIT's internal control over financial reporting was effective at a reasonable assurance level regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited WRIT's consolidated financial statements included in this report, have issued an unqualified opinion on the effectiveness of WRIT's internal control over financial reporting, a copy of which appears on the next page of this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
Washington Real Estate Investment Trust

We have audited the accompanying consolidated balance sheets of Washington Real Estate Investment Trust and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Washington Real Estate Investment Trust and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Washington Real Estate Investment Trust and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
McLean, Virginia
February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
Washington Real Estate Investment Trust

We have audited Washington Real Estate Investment Trust and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Washington Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Washington Real Estate Investment Trust and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Washington Real Estate Investment Trust and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Washington Real Estate Trust and Subsidiaries and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
McLean, Virginia
February 27, 2013

CONSOLIDATED BALANCE SHEETS

As of December 31, 2012 and 2011

(in thousands, except per share data)	DECEMBER 31, 2012	2011
Assets		
Land	$ 483,198	$ 465,445
Income producing property	1,979,348	1,899,440
	2,462,546	2,364,885
Accumulated depreciation and amortization	(604,614)	(521,503)
Net income producing property	1,857,932	1,843,382
Properties under development or held for future development	49,135	43,089
Total real estate held for investment, net	1,907,067	1,886,471
Investment in real estate sold or held for sale, net	11,528	27,669
Cash and cash equivalents	19,324	12,765
Restricted cash	14,582	19,229
Rents and other receivables, net of allowance for doubtful accounts of $10,958 and $8,683, respectively	57,076	53,227
Prepaid expenses and other assets	114,541	120,075
Other assets related to properties sold or held for sale	258	1,322
Total assets	$2,124,376	$2,120,758
Liabilities		
Notes payable	$ 906,190	$ 657,470
Mortgage notes payable	342,970	423,291
Lines of credit	—	99,000
Accounts payable and other liabilities	52,823	51,079
Advance rents	16,096	13,584
Tenant security deposits	9,936	8,728
Other liabilities related to properties sold or held for sale	218	4,774
Total liabilities	1,328,233	1,257,926
Equity		
Shareholders' equity		
Preferred shares; $0.01 par value; 10,000 shares authorized; no shares issued or outstanding	—	—
Shares of beneficial interest; $0.01 par value; 100,000 shares authorized: 66,437 and 66,265 shares issued and outstanding at December 31, 2012 and 2011, respectively	664	662
Additional paid in capital	1,145,515	1,138,478
Distributions in excess of net income	(354,122)	(280,096)
Total shareholders' equity	792,057	859,044
Noncontrolling interests in subsidiaries	4,086	3,788
Total equity	796,143	862,832
Total liabilities and shareholders' equity	$2,124,376	$2,120,758

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2012, 2011 and 2010

	YEAR ENDED DECEMBER 31,		
(in thousands, except per share data)	2012	2011	2010
Revenue			
Real estate rental revenue	$304,983	$284,156	$253,127
Expenses			
Utilities	19,421	19,397	17,608
Real estate taxes	31,516	26,855	24,644
Repairs and maintenance	14,198	13,231	11,685
Property administration	10,433	9,528	8,527
Property management	10,130	8,773	7,158
Operating services and common area maintenance	14,971	14,502	13,236
Other real estate expenses	2,607	3,056	1,887
Depreciation and amortization	103,067	91,805	78,483
Acquisition costs	234	3,607	1,161
Real estate impairment	2,097	14,526	—
General and administrative	15,488	15,728	14,406
	224,162	221,008	178,795
Real estate operating income	80,821	63,148	74,332
Other income (expense)			
Interest expense	(64,697)	(66,214)	(66,965)
Other income	975	1,144	1,193
Gain from non-disposal activities	—	—	7
Loss on extinguishment of debt	—	(976)	(9,176)
	(63,722)	(66,046)	(74,941)
Income (loss) from continuing operations	17,099	(2,898)	(609)
Discontinued operations:			
Income from operations of properties sold or held for sale	1,485	11,923	16,569
Gain on sale of real estate	5,124	97,491	21,599
Income tax expense	—	(1,138)	—
Net income	23,708	105,378	37,559
Less: Net income attributable to noncontrolling interests in subsidiaries	—	(494)	(133)
Net income attributable to the controlling interests	23,708	104,884	37,426
Basic net income (loss) attributable to the controlling interests per share			
Continuing operations	$ 0.25	$ (0.04)	$ (0.01)
Discontinued operations, including gain on sale of real estate	0.10	1.62	0.61
Net income attributable to the controlling interests per share	$ 0.35	$ 1.58	$ 0.60
Diluted net income (loss) attributable to the controlling interests per share			
Continuing operations	$ 0.25	$ (0.04)	$ (0.01)
Discontinued operations, including gain on sale of real estate	0.10	1.62	0.61
Net income attributable to the controlling interests per share	$ 0.35	$ 1.58	$ 0.60
Weighted average shares outstanding—basic	66,239	65,982	62,140
Weighted average shares outstanding—diluted	66,376	65,982	62,140
Dividends declared and paid per share	$ 1.4675	$ 1.7350	$ 1.7313

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2012, 2011 and 2010

	YEAR ENDED DECEMBER 31,		
(in thousands)	**2012**	**2011**	**2010**
Net income	$23,708	$105,378	$37,559
Other comprehensive income:			
Change in fair value of interest rate hedge	—	1,469	288
Comprehensive income	23,708	106,847	37,847
Less: Net income attributable to noncontrolling interests	—	(494)	(133)
Comprehensive income attributable to the controlling interests	$23,708	$106,353	$37,714

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands)	SHARES	SHARES OF BENEFICIAL INTEREST AT PAR VALUE	ADDITIONAL PAID IN CAPITAL	DISTRIBUTIONS IN EXCESS OF NET INCOME ATTRIBUTABLE TO THE CONTROLLING INTERESTS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY	NONCONTROLLING INTERESTS IN SUBSIDIARIES	TOTAL EQUITY
Balance, December 31, 2009	59,811	$599	$ 944,825	$(198,412)	$(1,757)	$ 745,255	$3,808	$ 749,063
Net income attributable to the controlling interests	—	—	—	37,426	—	37,426	—	37,426
Net income attributable to noncontrolling interests	—	—	—	—	—	—	133	133
Change in fair value of interest rate hedge	—	—	—		288	288	—	288
Distributions to noncontrolling interests	—	—	—	—	—	—	(163)	(163)
Dividends	—	—	—	(108,949)	—	(108,949)	—	(108,949)
Equity offerings, net of issuance costs	5,645	56	168,824	—	—	168,880	—	168,880
Shares issued under Dividend Reinvestment Program	175	2	5,284	—	—	5,286	—	5,286
Share options exercised	164	2	3,961	—	—	3,963	—	3,963
Share grants, net of share grant amortization and forfeitures	75	—	4,931	—	—	4,931	—	4,931
Balance, December 31, 2010	65,870	$659	$1,127,825	$(269,935)	$(1,469)	$ 857,080	$3,778	$ 860,858

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands)	SHARES	SHARES OF BENEFICIAL INTEREST AT PAR VALUE	ADDITIONAL PAID IN CAPITAL	DISTRIBUTIONS IN EXCESS OF NET INCOME ATTRIBUTABLE TO THE CONTROLLING INTERESTS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY	NONCONTROLLING INTERESTS IN SUBSIDIARIES	TOTAL EQUITY
Balance, December 31, 2010	65,870	$659	$1,127,825	$(269,935)	$(1,469)	$ 857,080	$ 3,778	$ 860,858
Net income attributable to the controlling interests	—	—	—	104,884	—	104,884	—	104,884
Net income attributable to noncontrolling interests	—	—	—	—	—	—	494	494
Change in fair value of interest rate hedge	—	—	—	—	1,469	1,469	—	1,469
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,488)	(2,488)
Contribution from noncontrolling interest	—	—	—	—	—	—	2,004	2,004
Dividends	—	—	—	(115,045)	—	(115,045)	—	(115,045)
Shares issued under Dividend Reinvestment Program	170	2	5,041	—	—	5,043	—	5,043
Share options exercised	51	1	1,291	—	—	1,292	—	1,292
Share grants, net of share grant amortization and forfeitures	174	—	4,321	—	—	4,321	—	4,321
Balance, December 31, 2011	66,265	$662	$1,138,478	$(280,096)	$ —	$ 859,044	$ 3,788	$ 862,832

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands)	SHARES	SHARES OF BENEFICIAL INTEREST AT PAR VALUE	ADDITIONAL PAID IN CAPITAL	DISTRIBUTIONS IN EXCESS OF NET INCOME ATTRIBUTABLE TO THE CONTROLLING INTERESTS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY	NONCONTROLLING INTERESTS IN SUBSIDIARIES	TOTAL EQUITY
Balance, December 31, 2011	66,265	$662	$1,138,478	$(280,096)	$ —	$859,044	$3,788	$862,832
Net income attributable to the controlling interests	—	—	—	23,708	—	23,708	—	23,708
Contribution from noncontrolling interest	—	—	—	—	—	—	298	298
Dividends	—	—	—	(97,734)	—	(97,734)	—	(97,734)
Shares issued under Dividend Reinvestment Program	55	1	1,315	—	—	1,316	—	1,316
Share options exercised	45	—	1,153	—	—	1,153	—	1,153
Share grants, net of share grant amortization and forfeitures	72	1	4,569	—	—	4,570	—	4,570
Balance, December 31, 2012	66,437	$664	$1,145,515	$(354,122)	$ —	$792,057	$4,086	$796,143

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands)	YEAR ENDED DECEMBER 31, 2012	2011	2010
Cash flows from operating activities			
Net income	$ 23,708	$ 105,378	$ 37,559
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of real estate	(5,124)	(97,491)	(21,599)
Depreciation and amortization, including amounts in discontinued operations	103,934	100,528	95,746
Provision for losses on accounts receivable	3,847	4,005	4,150
Real estate impairment, including amounts in discontinued operations	2,097	15,125	—
Share-based compensation expense	5,856	5,597	5,852
Amortization of debt premiums, discounts and related financing costs	3,867	3,194	5,532
Loss on extinguishment of debt, net	—	—	9,176
Changes in other assets	(8,803)	(16,187)	(20,974)
Changes in other liabilities	1,721	(2,294)	(3,509)
Net cash provided by operating activities	131,103	117,855	111,933
Cash flows from investing activities			
Real estate acquisitions, net[1]	(52,142)	(281,701)	(155,881)
Capital improvements to real estate	(51,180)	(32,815)	(25,045)
Development in progress	(6,494)	(25,929)	(1,337)
Net cash received from sale of real estate	21,825	402,164	71,505
Non-real estate capital improvements	(555)	(621)	(392)
Net cash (used in) provided by investing activities	(88,546)	61,098	(111,150)
Cash flows from financing activities			
Line of credit repayments, net	(99,000)	(1,000)	(28,000)
Dividends paid	(97,734)	(115,045)	(108,949)
Net contributions from (distributions to) noncontrolling interests	298	(2,488)	(163)
Proceeds from dividend reinvestment program	1,316	5,043	5,286
Principal payments—mortgage notes payable	(85,667)	(32,331)	(25,985)
Proceeds from debt offering	298,314	—	247,998
Payment of financing costs	(4,678)	(3,905)	(2,450)
Net proceeds from equity offerings	—	—	168,880
Notes payable repayments, including penalties for early extinguishment	(50,000)	(96,521)	(193,799)
Net proceeds from exercise of share options	1,153	1,292	3,963
Net cash (used in) provided by financing activities	(35,998)	(244,955)	66,781
Net increase (decrease) in cash and cash equivalents	6,559	(66,002)	67,564
Cash and cash equivalents at beginning of year	12,765	78,767	11,203
Cash and cash equivalents at end of year	$ 19,324	$ 12,765	$ 78,767
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of capitalized interest expense	$ 58,282	$ 63,916	$ 60,622
Cash paid for income taxes	$ 84	$ 725	$ —

[1] *See note 3 to the consolidated financial statements for the supplemental disclosure of non-cash investing and financing activities, including the assumption of mortgage debt in conjunction with some of our real estate acquisitions.*

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011 and 2010

NOTE 1. NATURE OF BUSINESS

Washington Real Estate Investment Trust ("WRIT"), a Maryland real estate investment trust, is a self-administered, self-managed equity real estate investment trust, successor to a trust organized in 1960. Our business consists of the ownership and operation of income-producing real estate properties in the greater Washington Metro region. We own a diversified portfolio of office buildings, medical office buildings, multifamily buildings and retail centers.

Federal Income Taxes

We believe that we qualify as a real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code and intend to continue to qualify as such. To maintain our status as a REIT, we are required to distribute 90% of our ordinary taxable income to our shareholders. When selling properties, we have the option of (a) reinvesting the sale proceeds of properties sold, allowing for a deferral of income taxes on the sale, (b) paying out capital gains to the shareholders with no tax to WRIT or (c) treating the capital gains as having been distributed to the shareholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the shareholders. During the three years ended December 31, 2012, we sold the following properties (in thousands):

DISPOSITION DATE	PROPERTY	TYPE	GAIN ON SALE
August 31, 2012	1700 Research Boulevard	Office	$ 3,724
December 20, 2012	Plumtree Medical Center	Medical Office	1,400
Total 2012			$ 5,124
April 5, 2011	Dulles Station, Phase I	Office	$ —
Various(1)	Industrial Portfolio(1)	Office/Industrial	97,491
Total 2011			$97,491
June 18, 2010	Parklawn Portfolio(2)	Office/Industrial	$ 7,942
December 21, 2010	The Ridges	Office	4,441
December 22, 2010	Ammendale I&II/Amvax	Industrial	9,216
Total 2010			$21,599

(1) *The Industrial Portfolio consists of every property in our industrial segment and two office properties (the Crescent and Albemarle Point), and we closed on the sale on three separate dates. On September 2, 2011, we closed on the sale of the two office properties (the Crescent and Albemarle Point) and 8880 Gorman Road, Dulles South IV, Fullerton Business Center, Hampton Overlook, Alban Business Center, Pickett Industrial Park, Northern Virginia Industrial Park I, 270 Technology Park, Fullerton Industrial Center, Sully Square, 9950 Business Parkway, Hampton South and 8900 Telegraph Road. On October 3, 2011, we closed the sale of Northern Virginia Industrial Park II. On November 1, 2011, we closed on the sale of 6100 Columbia Park Road and Dulles Business Park I and II.*

(2) *The Parklawn Portfolio consists of three office properties (Parklawn Plaza, Lexington Building and Saratoga Building) and one industrial property (Charleston Business Center).*

A portion of the sales proceeds were reinvested in replacement properties, with the remainder paid out to the shareholders.

Generally, and subject to our ongoing qualification as a REIT, no provisions for income taxes are necessary except for taxes on undistributed REIT taxable income and taxes on the income generated by our taxable REIT subsidiaries ("TRS's"). Our TRS's are subject to corporate federal and state income tax on their taxable income at regular statutory rates, or as calculated under the alternative minimum tax, as appropriate. On April 5, 2011, we settled on the sale of Dulles Station, Phase I, an office property held by one of our TRS's. After the application of available net operating loss carryforwards, we recognized $1.1 million in net federal and state income tax liabilities during 2011 in connection with the sale and operations of the entities.

During the fourth quarter of 2011, we recognized a $14.5 million impairment charge at Dulles Station, Phase II, a development property held by one of our TRS's (see note 3, Real Estate Investments). The impairment charge created a deferred tax asset of $5.7 million at this TRS, but we have determined that it is more likely than not that this deferred tax asset will not be realized. We have therefore recorded a valuation allowance for the full amount of the deferred tax asset related to the impairment charge at Dulles Station, Phase II.

As of December 31, 2012, our TRS's had no net deferred tax asset and a deferred tax liability of $0.6 million. As of December 31, 2011, our TRS's had a net deferred tax asset of $0.1 million and a net deferred tax liability of $0.5 million. These are primarily related to temporary differences in the timing of the recognition of revenue, amortization and depreciation. There were no material income tax provisions or material net deferred income tax items for our TRS's for the year ended December 31, 2010.

The following is a breakdown of the taxable percentage of our dividends for the years ended December 31, 2012, 2011 and 2010, (unaudited):

	2012	2011	2010
Ordinary income	72%	60%	55%
Return of capital	26%	17%	31%
Qualified dividends	—	5%	—
Unrecaptured Section 1250 gain	2%	13%	11%
Capital gain	—	5%	3%

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying audited consolidated financial statements include the consolidated accounts of WRIT, our majority-owned subsidiaries and entities in which WRIT has a controlling interest, including where WRIT has been determined to be a primary beneficiary of a variable interest entity ("VIE"). See note 3 for additional information on the properties for which there is a noncontrolling interest. All intercompany balances and transactions have been eliminated in consolidation.

We have prepared the accompanying audited consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results for the periods presented have been included.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU No. 2011-04, *Fair Value Measurement,* which requires new disclosures about fair value measurements. Specifically, additional disclosures are required regarding significant unobservable inputs used for Level 3 fair value measurements, a company's valuation process, transfers between Levels 1 and 2 and hierarchy classifications for items whose fair value is not recorded on the balance sheet, but disclosed in the notes. For WRIT, the primary impact of this ASU was to require disclosure of the hierarchy classifications (Level 1, 2 or 3) for our disclosures of the fair values of financial instruments in our notes to the consolidated financial statements. We adopted this ASU on January 1, 2012.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income,* which requires the presentation of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU eliminates the option of presenting the components of other comprehensive income as part of the statement of changes in shareholders' equity. This ASU is effective for fiscal years (including interim periods) beginning after December 15, 2011. We adopted this ASU on January 1, 2012 with the presentation of a separate statement of comprehensive income.

Revenue Recognition

We lease multifamily properties under operating leases with terms of generally one year or less. We lease commercial properties (our office, medical office and retail segments) under operating leases with average terms of three to five years. We recognize rental income and rental abatements from our multifamily and commercial leases when earned on a straight-line basis over the lease term. Recognition of rental income commences when control of the facility has been given to the tenant. We record a provision for losses on accounts receivable equal to the estimated uncollectible amounts. We base this estimate on our historical experience and a review of the current status of our receivables. We recognize percentage rents, which represent additional rents based on gross tenant sales, when tenants' sales exceed specified thresholds.

We recognize sales of real estate at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer and we have no significant continuing involvement.

We recognize cost reimbursement income from pass-through expenses on an accrual basis over the periods in which the expenses were incurred. Pass-through expenses are comprised of real estate taxes, operating expenses and common area maintenance costs which are reimbursed by tenants in accordance with specific allowable costs per tenant lease agreements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily represents amounts accrued and unpaid from tenants in accordance with the terms of the respective leases, subject to our revenue recognition policy. We review receivables monthly and establish reserves when, in the opinion of management, collection of the receivable is doubtful. We establish reserves for tenants whose rent payment history or financial condition casts doubt upon the tenants' ability to perform under their lease obligations. When we deem the collection of a receivable to be doubtful in the same quarter that we established the receivable, then we recognize the allowance for that receivable as an offset to real estate revenues. When we deem a receivable that was initially established in a prior quarter to be doubtful, then we recognize the allowance as an operating expense. Allowance for doubtful accounts was $7.3 million and $5.1 million as of December 31, 2010 and 2009, respectively. We established reserves for doubtful accounts of $3.8 million, $3.8 million and $3.4 million during the years ended December 31, 2012, 2011 and 2010, respectively. Write-offs of previously reserved accounts receivable totaled $1.5 million, $2.4 million and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. In addition to rents due currently, accounts receivable include amounts representing minimal rental income accrued on a straight-line basis to be paid by tenants over the remaining term of their respective leases.

We include the following notes receivable balances in our accounts receivable balances (in thousands):

	DECEMBER 31,	
	2012	2011
Notes receivable, net	$7,297	$7,348

Deferred Financing Costs

We capitalize and amortize external costs associated with the issuance or assumption of mortgages, notes payable and fees associated with the lines of credit using the effective interest rate method or the straight-line method which approximates the effective interest rate method, over the estimated life of the related debt. As of December 31, 2012 and 2011 deferred financing costs were included in prepaid expenses and other assets were as follows (in thousands):

	DECEMBER 31,					
	2012			2011		
	GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET	GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET
Deferred financing costs	$19,622	$8,902	$10,720	$16,131	$7,580	$8,551

We record the amortization of deferred financing costs as interest expense. Amortization of deferred financing costs from continuing operations for the three years ended December 31, 2012 was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	**2011**	**2010**
Amortization of deferred financing costs	$2,478	$2,262	$2,413

Deferred Leasing Costs

We capitalize and amortize costs associated with the successful negotiation of leases, both external commissions and internal direct costs, on a straight-line basis over the terms of the respective leases. As of December 31, 2012 and 2011, deferred leasing costs included in prepaid expenses and other assets were as follows (in thousands):

	DECEMBER 31,					
	2012			**2011**		
	GROSS CARRYING VALUE	**ACCUMULATED AMORTIZATION**	**NET**	**GROSS CARRYING VALUE**	**ACCUMULATED AMORTIZATION**	**NET**
Deferred leasing costs	$39,159	$16,348	$22,811	$33,011	$12,511	$20,500

We record the amortization of deferred leasing costs as amortization expense. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense. Amortization and writes-offs of deferred leasing costs from continuing operations for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	**2011**	**2010**
Amortization of deferred leasing costs	$4,514	$4,530	$4,357

We capitalize and amortize against revenue leasing incentives associated with the successful negotiation of leases on a straight-line basis over the terms of the respective leases. As of December 31, 2012 and 2011, deferred leasing incentives included in prepaid expenses and other assets were as follows (in thousands):

	DECEMBER 31,					
	2012			**2011**		
	GROSS CARRYING VALUE	**ACCUMULATED AMORTIZATION**	**NET**	**GROSS CARRYING VALUE**	**ACCUMULATED AMORTIZATION**	**NET**
Deferred leasing incentives	$6,578	$1,698	$4,880	$4,651	$909	$3,742

We record the amortization of deferred leasing incentives as a reduction of revenue. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs as a reduction of revenue. Amortization and write-offs of deferred leasing costs from continuing operations for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	**2011**	**2010**
Amortization of deferred leasing incentives	$789	$664	$208

Real Estate and Depreciation

We depreciate buildings on a straight-line basis over estimated useful lives ranging from 28 to 50 years. We capitalize all capital improvements associated with replacements, improvements or major repairs to real property that extend its useful life and depreciate them using the straight-line method over their estimated useful lives ranging from 3 to 30 years. We also capitalize costs incurred in connection with our development projects, including capitalizing interest and other internal costs during periods in which qualifying expenditures have been made and activities necessary to get the development projects ready for their intended use are in progress. In addition, we capitalize tenant leasehold improvements when certain criteria are met, including when we supervise construction and will own the improvements. We depreciate all tenant improvements over the shorter of the useful life of the improvements or the term of the related tenant lease. Real estate depreciation expense from continuing operations for the three years ended December 31, 2012 was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Real estate depreciation	$76,824	$69,753	$63,372

We charge maintenance and repair costs that do not extend an asset's life to expense as incurred.

We capitalize interest costs incurred on borrowing obligations while qualifying assets are being readied for their intended use. We amortize capitalized interest over the useful life of the related underlying assets upon those assets being placed into service. Interest expense from continuing operations and interest capitalized to real estate assets related to development and major renovation activities for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Total interest expense from continuing operations	$66,385	$66,952	$67,823
Capitalized interest	1,688	738	858
Interest expense, net of capitalized interest	$64,697	$66,214	$66,965

We recognize impairment losses on long-lived assets used in operations and held for sale, development assets or land held for future development, if indicators of impairment are present and the net undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount and estimated undiscounted cash flows associated with future development expenditures. If such carrying amount is in excess of the estimated cash flows from the operation and disposal of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair value, calculated in accordance with current GAAP fair value provisions. During the year ended December 31, 2012, we recognized in continuing operations an impairment charge of $2.1 million for the development project at 4661 Kenmore Avenue. During the year ended December 31, 2011, we recognized in continuing operations an impairment charge of $14.5 million for the development project at Dulles Station, Phase II. In addition, we recognized in discontinued operations an impairment charge of $0.6 million at Dulles Station, Phase I, which was sold during 2011 (see note 3 for further discussion). There were no impairments recognized during the year ended December 31, 2010.

We record acquired or assumed assets, including physical assets and in-place leases, and liabilities, based on their fair values. We determine the fair values of acquired buildings on an "as-if-vacant" basis considering a variety of factors, including the replacement cost of the property, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. We determine the fair value of land acquired based on comparisons to similar properties that have been recently marketed for sale or sold.

The fair value of in-place leases consists of the following components—(a) the estimated cost to us to replace the leases, including foregone rents during the period of finding a new tenant and foregone recovery of tenant pass-throughs (referred to as "absorption cost"); (b) the estimated cost of tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as "tenant origination cost"); (c) estimated leasing commissions associated with obtaining a new tenant (referred to as "leasing commissions"); (d) the above/at/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as "net lease intangible"); and (e) the value, if any, of customer relationships, determined based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant (referred to as "customer relationship value"). We have attributed no value to customer relationships as of December 31, 2012 and 2011.

We discount the amounts used to calculate net lease intangibles using an interest rate which reflects the risks associated with the leases acquired. We include tenant origination costs in income producing property on our balance sheet and amortize the tenant origination costs as depreciation expense on a straight-line basis over the remaining life of the underlying leases. We classify leasing commissions and absorption costs as other assets and amortize leasing commissions and absorption costs as amortization expense on a straight-line basis over the remaining life of the underlying leases. We classify net lease intangible assets as other assets and amortize them on a straight-line basis as a decrease to real estate rental revenue over the remaining term of the underlying leases. We classify net lease intangible liabilities as other liabilities and amortize them on a straight-line basis as an increase to real estate rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, we accelerate the amortization of the unamortized portion of the tenant origination cost, leasing commissions, absorption costs and net lease intangible associated with that lease, over its new, shorter term.

Balances, net of accumulated depreciation or amortization, as appropriate, of the components of the fair value of in-place leases at December 31, 2012 and 2011 were as follows (in thousands):

	DECEMBER 31,					
	2012			2011		
	GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET	GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET
Tenant origination costs	$58,444	$32,839	$25,605	$55,640	$25,479	$30,161
Leasing commissions/ absorption costs	90,327	48,163	42,164	86,705	34,738	51,967
Net lease intangible assets	14,794	7,665	7,129	14,422	5,679	8,743
Net lease intangible liabilities	32,093	22,336	9,757	31,991	19,293	12,698
Below-market ground lease intangible asset	12,080	956	11,124	12,080	766	11,314

Amortization of these combined components from continuing operations for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Amortization	$20,636	$15,360	$7,643

Amortization of these combined components from continuing operations over the next five years is projected to be as follows (in thousands):

2013	$17,382
2014	14,837
2015	12,228
2016	8,984
2017	5,548

Discontinued Operations

We classify properties as held for sale when they meet the necessary criteria, which include: (a) senior management commits to and actively embarks upon a plan to sell the assets, (b) the sale is expected to be completed within one year under terms usual and customary for such sales and (c) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. We generally consider that a property has met these criteria when a sale of the property has been approved by the Board of Trustees, or a committee with authorization from the Board, there are no known significant contingencies related to the sale and management believes it is probable that the sale will be completed within one year. Depreciation on these properties is discontinued at the time they are classified as held for sale, but operating revenues, operating expenses and interest expense continue to be recognized until the date of sale.

Revenues and expenses of properties that are either sold or classified as held for sale are presented as discontinued operations for all periods presented in the consolidated statements of income. Interest on debt that can be identified as specifically attributed to these properties is included in discontinued operations. We do not have significant continuing involvement in the operations of any of our disposed properties.

Segments

We evaluate performance based upon operating income from the combined properties in each segment. Our reportable operating segments are consolidations of similar properties. GAAP requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing segments' performance. Net operating income is a key measurement of our segment profit and loss. Net operating income is defined as segment real estate rental revenue less segment real estate expenses.

Cash and Cash Equivalents

Cash and cash equivalents include investments readily convertible to known amounts of cash with original maturities of 90 days or less.

Restricted Cash

Restricted cash includes funds escrowed for tenant security deposits, real estate tax, insurance and mortgage escrows and escrow deposits required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings Per Common Share

We determine "Basic earnings per share" using the two-class method as our unvested restricted share awards and units have non-forfeitable rights to dividends, and are therefore considered participating securities. We compute basic earnings per share by dividing net income attributable to the controlling interest less the allocation of undistributed earnings to unvested restricted share awards and units by the weighted-average number of common shares outstanding for the period.

We also determine "Diluted earnings per share" under the two-class method with respect to the unvested restricted share awards. We further evaluate any other potentially dilutive securities at the end of the period and adjust the basic earnings per share calculation for the impact of those securities that are dilutive. Our dilutive earnings per share calculation includes the dilutive impact of employee stock options based on the treasury stock method and our performance share units under the contingently issuable method. The dilutive earnings per share calculation also considers our operating partnership units.

Stock Based Compensation

We currently maintain equity based compensation plans for trustees, officers and employees and previously maintained option plans for trustees, officers and employees.

We recognize compensation expense for service-based share awards ratably over the period from the service inception date through the vesting period based on the fair market value of the shares on the date of grant. We initially measure compensation expense for awards with performance conditions at fair value at the service inception date based on probability of payout, and we remeasure compensation expense at subsequent reporting dates until all of the award's key terms and conditions are known and the grant date is established. We amortize awards with performance conditions over the performance period using the graded expense method. We measure compensation expense for awards with market conditions based on the grant date fair value, as determined using a Monte Carlo simulation, and we amortize the expense ratably over the requisite service period, regardless of whether the market conditions are achieved and the awards ultimately vest. Compensation expense for the trustee grants, which fully vest immediately, is fully recognized upon issuance based upon the fair market value of the shares on the date of grant.

Accounting for Uncertainty in Income Taxes

We can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent that the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being recognized upon settlement.

We are subject to U.S. federal income tax as well as income tax of the states of Maryland and Virginia, and the District of Columbia. However, as a REIT, we generally are not subject to income tax on our net income distributed as dividends to our shareholders.

Tax returns filed for 2008 through 2012 tax years are subject to examination by taxing authorities. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

Derivatives

We enter into interest rate swaps from time to time to manage our exposure to variable interest rate risk. We do not purchase derivatives for speculation. In February 2008, we entered into an interest rate swap that expired in February 2010. In May 2009, we entered into a forward interest rate swap that expired in November 2011. Both interest rate swaps qualified as cash flow hedges. Our cash flow hedges were recorded at fair value based on discounted cash flow methodologies and observable inputs. We recorded the effective portion of changes in fair value of cash flow hedges in other comprehensive income. The change in fair value of cash flow hedges was the only activity in other comprehensive income (loss) during periods presented in our consolidated financial statements. We assessed the effectiveness of our cash flow hedges both at inception and on an ongoing basis. We deemed the hedges to be effective for the year ended December 31, 2010 and for subsequent periods prior to expiration in 2011. We had no derivative instruments outstanding as of December 31, 2012 and 2011.

Reclassifications

During the second quarter of 2012, we identified certain immaterial classification errors in our 2011 and 2010 consolidated statements of income and have determined that in this Annual Report on Form 10-K and future periodic reports we will correct these reclassification errors by including within the subtotal "real estate operating income" impairment charges and acquisition costs, which had previously been included in "other income (expense)." These reclassifications totaled $18.1 million and $1.2 million for the years ended December 31, 2011 and 2010, respectively. These reclassifications decrease "real estate operating income" and increase "other income (expense)" by an equal and offsetting amount. As a result, these reclassifications do not change income from continuing operations, net income, cash flows or any other operating measure for the periods affected.

In addition, certain prior year amounts have been reclassified from continuing operations to discontinued operations to conform to the current year presentation (see note 3).

NOTE 3. REAL ESTATE INVESTMENTS

Continuing Operations

As of December 31, 2012 and 2011, our real estate investment portfolio, at cost, consists of properties as follows (in thousands):

	DECEMBER 31,	
	2012	2011
Office	$1,315,633	$1,234,499
Medical office	403,064	396,532
Retail	411,948	408,897
Multifamily	331,901	324,957
	$2,462,546	$2,364,885

The amounts above reflect properties classified as continuing operations, which means they are to be held and used in rental operations (income producing property).

Our results of operations are dependent on the overall economic health of our markets, tenants and the specific segments in which we own properties. These segments include general purpose office, medical office, retail and multifamily. All segments are affected by external economic factors, such as inflation, consumer confidence, unemployment rates, etc. as well as changing tenant and consumer requirements.

As of December 31, 2012, no single property or tenant accounted for more than 10% of total assets or total real estate rental revenue.

We had several properties under development or held for development as of December 31, 2012. In the office segment, we had land held for development at Dulles Station, Phase II. In the medical office segment, we had land held for development at 4661 Kenmore Avenue. In the multifamily segment, we had land under development at 650 North Glebe Road and 1225 First Street.

The cost of our real estate portfolio under development or held for development as of December 31, 2012 and 2011 is as follows (in thousands):

	DECEMBER 31,	
	2012	**2011**
Office	$ 8,977	$ 8,953
Medical office	3,810	5,758
Retail	587	576
Multifamily	35,761	27,802
	$49,135	$43,089

4661 Kenmore Avenue consists of undeveloped land in Alexandria, Virginia intended for development as a medical office building. During the fourth quarter of 2012, we determined that the development of a medical office building at this site was no longer probable due to a change in corporate strategy. Due to this determination, we recognized a $2.1 million impairment charge during the fourth quarter of 2012 in order to reduce the carrying value of the land at 4661 Kenmore Avenue to its estimated fair value of $3.8 million.

Dulles Station, Phase II consists of undeveloped land in Herndon, Virginia and a half interest in a parking garage that is adjacent to this land. The land is zoned for development as an office building. During the fourth quarter of 2011, we reviewed changes in market conditions, specifically higher vacancy and lower rental rates in the Washington metro region office market and other circumstances affecting the Herndon submarket, such as the increased uncertainty surrounding the timing of the completion of the second phase of the Dulles Metrorail project, and reassessed the likelihood that we would follow through on these development plans. Based upon the foregoing review and assessment, we determined that the development of the land at Dulles Station, Phase II was not probable under those market conditions. Due to this determination, we recognized a $14.5 million impairment charge during the fourth quarter of 2011 in order to reduce the carrying value of the land and garage at Dulles Station, Phase II to its fair value.

We used a combination of internal models and third-party valuation estimates to determine the fair values of 4661 Kenmore Avenue and Dulles Station, Phase II. These fair valuations incorporated both market and income approaches, including recent comparable land sales and return on cost of development metrics. The valuations are inherently subjective because there are few observable market transactions for similar land, and therefore we, through discussions with market participants, made certain significant assumptions with respect to appropriate comparable transactions to consider, cash flow estimates and discount rates. Our estimate of the fair value of the land was further corroborated by an independent third-party valuation specialist. These fair valuations fall into Level 3 in the fair value hierarchy due to its reliance on significant unobservable inputs.

Acquisitions

Properties and land for development acquired during the years ending December 31, 2012, 2011 and 2010 were as follows:

ACQUISITION DATE	PROPERTY	TYPE	RENTABLE SQUARE FEET *(unaudited)*	CONTRACT PURCHASE PRICE *(in thousands)*
June 21, 2012	Fairgate at Ballston	Office	142,000	$ 52,250
Total 2012			142,000	$ 52,250
January 11, 2011	1140 Connecticut Ave	Office	188,000	$ 80,250
March 30, 2011	1227 25th Street	Office	132,000	47,000
June 15, 2011	650 North Glebe Road(1)	Mutifamily	N/A	11,800
August 30, 2011	Olney Village Center	Retail	198,000	58,000
September 13, 2011	Braddock Metro Center	Office	351,000	101,000
September 15, 2011	John Marshall II	Office	223,000	73,500
November 23, 2011	1225 First Street(1)	Mutifamily	N/A	13,850
Total 2011			1,092,000	$385,400
June 3, 2010	925 and 1000 Corporate Drive	Office	270,000	$ 68,000
December 1, 2010	Gateway Overlook	Retail	223,000	88,350
Total 2010			493,000	$156,350

(1) *Land for development*

The results of operations from acquired operating properties are included in the consolidated statements of income as of their acquisition dates.

The revenue and earnings of our acquisitions during the three years ended December 31, 2012 are as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Real estate rental revenue	$3,358	$20,944	$5,575
Net income	325	484	1,460

As discussed in Note 2, Summary of Significant Accounting Policies, we record the acquired physical assets (land, building and tenant improvements), in-place leases (absorption, tenant origination costs, leasing commissions, and net lease intangible assets/liabilities), and any other liabilities at their fair values.

We have recorded the total purchase price of the above acquisitions as follows (in thousands):

	2012	2011	2010
Land	$17,750	$ 90,896	$ 38,233
Buildings	26,893	219,613	93,332
Tenant origination costs	3,100	15,667	9,094
Leasing commissions/absorption costs	4,172	29,719	15,349
Net lease intangible assets	508	6,805	1,375
Net lease intangible liabilities	(173)	(2,454)	(1,503)
Fair value of assumed mortgage	—	(78,500)	—
Total	$52,250	$281,746	$155,880

The weighted remaining average life for the 2012 acquisition components above, other than land and building, are 65 months for tenant origination costs, 59 months for leasing commissions/absorption costs, 76 months for net lease intangible assets and 29 months for net lease intangible liabilities.

The difference in the contract purchase price of $52.3 million for the 2012 acquisition and the cash paid for the acquisition per the consolidated statements of cash flows of $52.1 million is related to credits received at settlement totaling $0.1 million.

The difference in the total contract price of $385.4 million for the 2011 acquisitions and the acquisition cost per the consolidated statements of cash flows of $281.7 million is primarily related to the two mortgage notes assumed for $76.7 million relating to John Marshall II and Olney Village Center, cash paid for the acquisition of land at 650 North Glebe Road for $11.8 million and at 1225 First Street for $13.9 million included in development, and credits received at settlement totaling $1.3 million.

The difference in total 2010 contract purchase price of $156.4 million and the acquisition cost per the consolidated statements of cash flows of $155.9 million is due to a credit received at settlement for future tenant allowance obligations for Gateway Overlook.

The property acquired during the year ended December 31, 2012 had an immaterial impact on our consolidated results of operations. The following unaudited pro-forma combined condensed statements of operations set forth the consolidated results of operations for the year ended December 31, 2011 as if the above described 2011 acquisitions had occurred at the beginning of the period of acquisition. The unaudited pro-forma information does not purport to be indicative of the results that actually would have occurred if the acquisitions had been in effect for the entire year ended December 31, 2011. The unaudited data for the year ended December 31, 2011 were as follows (in thousands, except per share data):

Real estate revenues	$302,836
Loss from continuing operations	(3,471)
Net income	104,311
Diluted earnings per share	1.57

Noncontrolling Interests in Subsidiaries

In August 2007, we acquired a 0.8 acre parcel of land located at 4661 Kenmore Avenue, Alexandria, Virginia for future medical office development. The acquisition was funded by issuing operating partnership units in an operating partnership, which is a consolidated subsidiary of WRIT. This resulted in a noncontrolling ownership interest in this property based upon defined company operating partnership units at the date of purchase. The operating partnership units could have a dilutive impact on our earnings per share calculation. They are not dilutive for the years ended December 31, 2012, 2011 and 2010, and, as such, are not included in our earnings per share calculations.

In May 1998, we entered into an operating partnership agreement with a member of the entity that previously owned Northern Virginia Industrial Park in conjunction with the acquisition of this property. We accounted for this activity by applying the noncontrolling owner's percentage ownership interest to the net income of the property and reporting such amount in our net income attributable to noncontrolling interests. In October 2011, we closed on the sale of Northern Virginia Industrial Park II, thereby terminating this noncontrolling interest in our earnings. As a result of this transaction, we recorded a gain on sale relating to the noncontrolling interest of $0.4 million in 2011. The amounts reported on the consolidated statements of income for noncontrolling interests are related to Northern Virginia Industrial Park II and classified as discontinued operations.

Variable Interest Entities

In June 2011, we executed a joint venture operating agreement with a real estate development company to develop a mid-rise multifamily property at 650 North Glebe Road in Arlington, Virginia. We estimate the total cost of the project to be $49.5 million, and we expect to secure third-party debt financing for approximately 70% of the project's cost. WRIT is the 90% owner of the joint venture, and will have management and leasing responsibilities when the project is completed and stabilized (defined as 90% of the residential units leased). The real estate development company owns 10% of the joint venture and is responsible for the development and construction of the property. The joint venture currently expects to complete this development project during the fourth quarter of 2014.

In November 2011, we executed a joint venture operating agreement with a real estate development company to develop a high-rise multifamily property at 1225 First Street (formerly 1219 First Street) in Alexandria, Virginia. We estimate the total cost of the project to be $95.3 million, with approximately 70% of the project financed with debt. WRIT is the 95% owner of the joint venture and will have management and leasing responsibilities when the project is completed and stabilized. The real estate development company owns 5% of the joint venture and is responsible for the development and construction of the property. Subsequent to December 31, 2012, we decided to delay commencement of construction due to market conditions and concerns of oversupply. We will reassess this project on a periodic basis going forward.

We have determined that the 650 North Glebe Road and 1225 First Street joint ventures are VIE's primarily based on the fact that the equity investment at risk is not sufficient to permit either entity to finance its activities without additional financial support. We expect that 70% of the total development costs will be financed through debt. We have also determined that WRIT is the primary beneficiary of each VIE due to the fact that WRIT is providing 90% to 95% of the equity contributions and will manage each property after stabilization.

We include the joint venture land acquisitions and related capitalized development costs on our consolidated balance sheets in properties under development or held for development, consistent with other development activity. As of December 31, 2012 and 2011, the land and capitalized development costs were as follows (in thousands):

	DECEMBER 31,	
	2012	2011
650 North Glebe Road	$15,646	$13,406
1225 First Street	19,807	14,396

As of December 31, 2012 and 2011, the accounts payable and accrued liabilities related to the joint ventures were as follows (in thousands):

	DECEMBER 31,	
	2012	2011
650 North Glebe Road	$ 115	$ 47
1225 First Street	1,676	235

Discontinued Operations

We dispose of assets that no longer meet our long-term strategy or return objectives and where market conditions for sale are favorable. The proceeds from the sales may be reinvested into other properties, used to fund development operations or to support other corporate needs, or distributed to our shareholders. Properties are considered held for sale when they meet specified criteria (see "Discontinued Operations" in note 2 to the consolidated financial statements). Depreciation on these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale. Properties classified as sold or held for sale as of December 31, 2012 are included in "Investment in real estate sold or held for sale, net" on our consolidated balance sheets as follows (in thousands):

	DECEMBER 31,	
	2012	2011
Office	$17,450	$ 33,637
Medical Office	—	8,261
Total	17,450	41,898
Less accumulated depreciation	(5,922)	(14,229)
	$11,528	$ 27,669

We sold or classified as held for sale the following properties during the three years ended December 31, 2012:

DISPOSITION DATE	PROPERTY	TYPE	RENTABLE SQUARE FEET *(unaudited)*	CONTRACT SALES PRICE *(in thousands)*	GAIN ON SALE *(in thousands)*
August 31, 2012	1700 Research Boulevard	Office	101,000	$ 14,250	$ 3,724
December 20, 2012	Plumtree Medical Center	Medical Office	33,000	8,750	1,400
N/A—Held for Sale	Atrium Building	Office	79,000	N/A	N/A
Total 2012			213,000	$ 23,000	$ 5,124
Various[(1)]	Industrial Portfolio[(1)]	Industrial/Office	3,092,000	$350,900	$97,491
April 5, 2011	Dulles Station, Phase I	Office	180,000	58,800	—
Total 2011			3,272,000	$409,700	$97,491
June 18, 2010	Parklawn Portfolio[(2)]	Office/Industrial	229,000	$ 23,430	$ 7,942
December 21, 2010	The Ridges	Office	104,000	27,500	4,441
December 22, 2010	Ammendale I & II and Amvax	Industrial	305,000	23,000	9,216
Total 2010			638,000	$ 73,930	$21,599

[(1)] *The Industrial Portfolio consists of every property in our industrial segment and two office properties (the Crescent and Albemarle Point), and we closed on the sale on three separate dates. On September 2, 2011, we closed on the sale of the two office properties (the Crescent and Albemarle Point) and 8880 Gorman Road, Dulles South IV, Fullerton Business Center, Hampton Overlook, Alban Business Center, Pickett Industrial Park, Northern Virginia Industrial Park I, 270 Technology Park, Fullerton Industrial Center, Sully Square, 9950 Business Parkway, Hampton South and 8900 Telegraph Road. On October 3, 2011, we closed the sale of Northern Virginia Industrial Park II. On November 1, 2011, we closed on the sale of 6100 Columbia Park Road and Dulles Business Park I and II.*

[(2)] *The Parklawn Portfolio consists of three office properties (Parklawn Plaza, Lexington Building and Saratoga Building) and one industrial property (Charleston Business Center).*

Income from operations of properties sold or held for sale for the three years ended December 31, 2012 were as follows (in thousands):

	DECEMBER 31,		
	2012	**2011**	**2010**
Revenues	$ 4,155	$31,525	$ 53,009
Property expenses	(1,542)	(9,547)	(17,163)
Real estate impairment	—	(599)	—
Depreciation and amortization	(867)	(8,723)	(17,263)
Interest expense	(261)	(733)	(2,014)
	$ 1,485	$11,923	$ 16,569

Income from operations of properties sold or held for sale for the three years ended December 31, 2012 were as follows (in thousands):

		OPERATING INCOME FOR THE YEAR ENDING DECEMBER 31,		
PROPERTY	**SEGMENT**	**2012**	**2011**	**2010**
Parklawn Plaza	Office	$ —	$ —	$ 132
Lexington Building	Office	—	—	65
Saratoga Building	Office	—	—	225
Charleston Business Center	Industrial	—	—	370
The Ridges	Office	—	—	678
Ammendale I&II	Industrial	—	—	1,023
Amvax	Industrial	—	—	336
Dulles Station, Phase I	Office	—	(468)	492
Industrial Portfolio	Industrial/Office	—	10,621	11,647
1700 Research Boulevard	Office	225	651	670
Atrium Building	Office	1,063	1,052	883
Plumtree Medical Center	Medical Office	197	67	48
		$1,485	$11,923	$16,569

The impact of the disposal of our industrial segment on revenues and net income for the three years ended December 31, 2012 were as follows (in thousands, except per share data):

	YEAR ENDED DECEMBER 31,		
	2012	**2011**	**2010**
Real estate revenues	$ —	$23,045	$32,191
Net income	—	16,484	22,857
Basic net income per share	—	0.23	0.36
Diluted net income per share	—	0.23	0.36

NOTE 4. MORTGAGE NOTES PAYABLE

As of December 31, 2012 and 2011, we had outstanding mortgage notes payable, each collateralized by one or more buildings and related land from our portfolio, as follows (in thousands):

PROPERTIES	ASSUMPTION/ ISSUANCE DATE[1]	EFFECTIVE INTEREST RATE[2]	DECEMBER 31, 2012	DECEMBER 31, 2011	PAYOFF DATE/ MATURITY DATE
John Marshall II	9/15/2011	5.79%	$ 53,274	$ 53,936	5/6/2016
Olney Village Center	8/30/2011	4.94%	22,343	23,873	10/1/2023
Kenmore Apartments	2/2/2009	5.37%	35,535	36,097	3/1/2019
2445 M Street[3]	12/2/2008	7.25%	96,848	95,593	1/6/2017
3801 Connecticut Avenue, Walker House and Bethesda Hill[4]	5/29/2008	5.71%	81,029	81,029	6/1/2017
Ashburn Farm Office Park	6/1/2007	5.56%	2,313	2,438	5/31/2025
Ashburn Farm III Office Park	6/1/2007	5.69%	2,024	2,159	7/31/2023
Woodholme Medical Office Center	6/1/2007	5.29%	19,608	19,954	11/1/2015
West Gude Drive	8/25/2006	5.86%	29,996	30,761	1/11/2013
15005 Shady Grove Road[5]	7/12/2006	5.73%	—	7,974	10/11/2012
Plumtree Medical Center[6]	6/22/2006	5.68%	—	4,419	12/11/2012
9707 Medical Center Drive[7]	4/13/2006	5.32%	—	4,780	11/1/2012
Frederick Crossing[8]	3/23/2005	5.95%	—	21,700	8/1/2012
Prosperity Medical Center[9]	10/9/2003	5.36%	—	31,169	11/30/2012
Prosperity Medical Center[9]	10/9/2003	5.34%	—	11,828	11/30/2012
			$342,970	$427,710	

(1) Each of these mortgages was assumed with the acquisition of the collateralized properties, except for the mortgage notes secured by 3801 Connecticut Avenue, Walker House, Bethesda Hill and Kenmore Apartments, which were originally executed by WRIT. We record mortgages assumed in an acquisition at fair value, and balances presented include any recorded premiums or discounts.

(2) Yield on the assumption/issuance date, including the effects of any premiums, discounts or fair value adjustments on the notes.

(3) Interest only is payable monthly until the maturity date upon which all unpaid principal and interest are payable in full.

(4) Interest only is payable monthly until the maturity date, which can be extended for one year upon which the interest rate is reset on June 1, 2016. At maturity on June 1, 2017, all unpaid principal and interest are payable in full.

(5) On October 11, 2012, we repaid without penalty the remaining $7.8 million of principal on the mortgage note secured by 15005 Shady Grove Road.

(6) On December 11, 2012, we repaid without penalty the remaining $4.3 million of principal on the mortgage note secured by Plumtree Medical Center. Because Plumtree Medical Center was sold during 2012 (see Note 3 to the consolidated financial statements), the mortgage note is included in "Other liabilities related to properties sold or held for sale" on our consolidated balance sheets as of December 31, 2011.

(7) On November 1, 2012, we repaid without penalty the remaining $4.6 million of principal on the mortgage note secured by 9707 Medical Center Drive.

(8) On August 1, 2012, we repaid without penalty the remaining $21.3 million of principal on the mortgage note secured by Frederick Crossing.

(9) On November 30, 2012, we repaid without penalty the remaining $42.1 million of principal on the mortgage notes secured by Prosperity Medical Centers.

Except as noted above, principal and interest are payable monthly until the maturity date, upon which all unpaid principal and interest are payable in full.

Total carrying amount of the above mortgaged properties was $510.0 million and $670.7 million at December 31, 2012 and 2011, respectively.

In January 2013, we repaid without penalty the remaining $30.0 million of principal on the mortgage note secured by West Gude Drive.

Scheduled principal payments subsequent to December 31, 2012 are as follows (in thousands):

2013	$ 33,313
2014	3,519
2015	22,174
2016	134,715
2017	104,712
Thereafter	48,086
	346,519
Net discounts/premiums	(3,549)
Total	$342,970

NOTE 5. UNSECURED LINES OF CREDIT PAYABLE

As of December 31, 2012, we maintained a $100.0 million unsecured line of credit maturing in June 2015 ("Credit Facility No. 1") and a $400.0 million unsecured line of credit maturing in July 2016 ("Credit Facility No. 2"). Credit Facility No. 1 and No. 2 have accordion features that allow us to increase the facilities to $200.0 million and $600.0 million, respectively, subject to additional lender commitments. The amounts of these lines of credit unused and available at December 31, 2012 were as follows (in thousands):

	CREDIT FACILITY NO. 1	CREDIT FACILITY NO. 2
Committed capacity	$100,000	$400,000
Borrowings outstanding	—	—
Letters of credit issued	(815)	—
Unused and available	$ 99,185	$400,000

We executed borrowings and repayments on the unsecured lines of credit during 2012 as follows (in thousands):

	CREDIT FACILITY NO. 1	CREDIT FACILITY NO. 2
Balance at December 31, 2011	$ 74,000	$ 25,000
Borrowings	—	158,000
Repayments	(74,000)	(183,000)
Balance at December 31, 2012	$ —	$ —

We made borrowings to repay our 5.05% unsecured notes, to partially fund the acquisition of Fairgate at Ballston, to repay the mortgage note secured by Frederick Crossing and for general corporate purposes. We made repayments during the year ended December 31, 2012 using proceeds from the issuance of our 3.95% unsecured notes and the sale of 1700 Research Boulevard.

Borrowings under Credit Facility No. 1 and No. 2 bear interest at LIBOR plus a spread based on the credit rating on our publicly issued debt. The interest rate spread is 120 basis points for each facility.

All outstanding advances for Credit Facility No. 1 and No. 2 are due and payable upon maturity in June 2015 and July 2016, respectively. Credit Facility No. 1 and No. 2 may be extended for one year at our option. Interest only payments are due and payable generally on a monthly basis. For the three years ended December 31, 2012, we recognized interest expense (excluding facility fees) as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Credit Facility No. 1	$470	$ 355	$ 91
Credit Facility No. 2	783	2,735	2,684

In addition, we pay a facility fee based on the credit rating of our publicly issued debt which as of December 31, 2012 equals 0.25% per annum of the committed capacity of each facility, without regard to usage. Rates and fees may be adjusted up or down based on changes in our senior unsecured credit ratings. For the three years ended December 31, 2012, we incurred facility fees as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Credit Facility No. 1	$175	$114	$114
Credit Facility No. 2	887	658	398

Credit Facility No. 1 and No. 2 contain certain financial and non-financial covenants, all of which we have met as of December 31, 2012 and 2011. Included in these covenants is the requirement to maintain a minimum level of net worth, as well as limits on our total liabilities, secured indebtedness and required debt service payments.

Information related to revolving credit facilities for the three years ended December 31, 2012 as follows (in thousands, except percentage amounts):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Total revolving credit facilities at December 31	$500,000	$475,000	$337,000
Borrowings outstanding at December 31	—	99,000	100,000
Weighted average daily borrowings during the year	108,589	160,090	112,573
Maximum daily borrowings during the year	242,000	281,000	141,000
Weighted average interest rate during the year	1.15%	1.90%	2.43%
Weighted average interest rate on borrowings outstanding at December 31	n/a	0.90%	2.53%

NOTE 6. NOTES PAYABLE

Our unsecured notes outstanding as of December 31, 2012 were as follows (in thousands):

	COUPON/ STATED RATE	EFFECTIVE RATE(1)	PRINCIPAL AMOUNT	MATURITY DATE(2)
10 Year Unsecured Notes	5.125%	5.227%	$ 60,000	3/15/2013
10 Year Unsecured Notes	5.250%	5.339%	100,000	1/15/2014
10 Year Unsecured Notes	5.350%	5.359%	50,000	5/1/2015
10 Year Unsecured Notes	5.350%	5.490%	100,000	5/1/2015
10 Year Unsecured Notes	4.950%	5.053%	250,000	10/1/2020
10 Year Unsecured Notes	3.950%	4.018%	300,000	10/15/2022
30 Year Unsecured Notes	7.250%	7.360%	50,000	2/25/2028
Total principal			910,000	
Net unamortized discount			(3,810)	
Total			$906,190	

(1) *Yield on issuance date, including the effects of discounts on the notes.*
(2) *No principal amounts are due prior to maturity.*

In September 2012, we issued $300.0 million of 3.95% unsecured notes due on October 15, 2022. The notes were issued at a price to the public of 99.438% of their principal amount, and pay interest semiannually in arrears on April 15 and October 15 of each year, beginning April 15, 2013. The notes bear an effective interest rate of 4.018% and our net proceeds were $296.4 million. The notes may be redeemed in whole or in part at any time before maturity at the redemption price described in the

Prospectus Supplement dated September 12, 2012. The proceeds were used to repay borrowings on our lines of credit, repay mortgage notes secured by 9707 Medical Center Drive, Prosperity Medical Centers, 15005 Shady Grove and Plumtree Medical Center and for general corporate purposes.

We repaid the remaining $50.0 million of our 5.05% unsecured notes on their due date of May 1, 2012, using borrowings on our unsecured lines of credit.

The required principal payments excluding the effects of note discounts or premium for the remaining years subsequent to December 31, 2012 are as follows (in thousands):

2013	$ 60,000
2014	100,000
2015	150,000
2016	—
2017	—
Thereafter	600,000
	$910,000

Interest on these notes is payable semi-annually. These notes contain certain financial and non-financial covenants, all of which we have met as of December 31, 2012. Included in these covenants is the requirement to maintain a minimum level of unencumbered assets, as well as limits on our total indebtedness, secured indebtedness and required debt service payments.

The covenants under our line of credit agreements require us to insure our properties against loss or damage in amounts customarily maintained by similar businesses or as they may be required by applicable law. The covenants for the notes require us to keep all of our insurable properties insured against loss or damage at least equal to their then full insurable value. We have an insurance policy which has no terrorism exclusion, except for non-certified nuclear, chemical and biological acts of terrorism. Our financial condition and results of operations are subject to the risks associated with acts of terrorism and the potential for uninsured losses as the result of any such acts. Effective November 26, 2002, under this existing coverage, any losses caused by certified acts of terrorism would be partially reimbursed by the United States under a formula established by federal law. Under this formula the United States pays 85% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance provider, and insurers pay 10% until aggregate insured losses from all insurers reach $100 billion in a calendar year. If the aggregate amount of insured losses under this program exceeds $100 billion during the applicable period for all insured and insurers combined, then each insurance provider will not be liable for payment of any amount which exceeds the aggregate amount of $100 billion. On December 26, 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law and extends the program through December 31, 2014.

NOTE 7. STOCK BASED COMPENSATION

WRIT maintains short-term and long-term incentive plans that allow for stock-based awards to officers and non-officer employees. Stock based awards are provided to officers and non-officer employees, as well as trustees, under the Washington Real Estate Investment Trust 2007 Omnibus Long-Term Incentive Plan which allows for awards in the form of restricted shares, restricted share units, options, and other awards up to an aggregate of 2,000,000 shares over the ten year period in which the plan will be in effect. Restricted share units are converted into shares of our stock upon full vesting through the issuance of new shares.

WRIT's Compensation Committee conducted an extensive review of our executive compensation philosophy and a fundamental redesign of our short-term and long-term incentive plans for our officers, resulting in new short-term incentive ("STIP") and new long-term incentive ("LTIP") plans, which were approved by the Compensation Committee and Board of Trustees on February 17, 2011 effective as of January 1, 2011. In addition, the Compensation Committee approved a new long-term incentive plan for non-officer employees as of January 1, 2011, with minimal changes from the prior long-term incentive plan for non-officer employees.

Short-Term Incentive Plan

Under the STIP, officers earn awards, payable 50% in cash and 50% in restricted shares, based on a percentage of salary and the achievement of various performance conditions within a one-year performance period (except for 15% of such restricted share awards which will be exclusively service-based). With respect to the 50% of the STIP award payable in restricted shares, (i) the restricted shares subject to performance conditions will vest over a three-year period commencing on the January 1 following the end of the one-year performance period, and (ii) the restricted shares subject only to a service condition will vest over a three-year period commencing at the beginning of the one-year performance period.

With respect to the 50% of the award payable in cash, the officer may elect to defer up to 80% of the cash portion pursuant to WRIT's deferred compensation plan for officers. If the officer makes such election, the cash will be converted to restricted share units and WRIT will match 25% of deferred amounts in restricted share units.

For the service based awards, we recognize compensation expense based on the grant date fair value, ratably over a three-year period commencing with the start of the performance period. With respect to the restricted shares subject to performance conditions expected to be awarded under the STIP at the end of the one-year performance period, we recognize compensation expense based on the current fair market value of the probable award until the performance condition has been met, according to a graded vesting schedule over a four-year period commencing with the date the performance targets were established. Approximately 20% of the restricted shares subject to performance conditions awarded by the Compensation Committee at the end of the one-year performance period are based on subjective strategic acquisition and disposition goal criteria, for which we recognize compensation expense when the grant date occurs at the end of the one-year period through the three-year vesting period.

Long-Term Incentive Plan

Under the LTIP, officers earn awards, payable 50% in unrestricted shares and 50% in restricted shares, based on a percentage of salary and the achievement of various market and performance conditions during a defined three-year performance period (e.g., commencing on January 1, 2011 and concluding on December 31, 2013).

LTIP performance is evaluated based on objective and subjective performance goals and weightings. Of the officers' total potential award, 40% is subject to market conditions based on absolute total shareholder return ("TSR") and relative TSR. The remaining 60% of the award is based primarily on strategic plan fulfillment, evaluated and determined by the Compensation Committee in its discretion at the end of the three-year performance period.

The unrestricted shares vest immediately at the end of the three-year performance period, and the restricted shares vest over a one-year period commencing on the January 1 following the end of the three-year performance period.

With respect to the 40% of the LTIP subject to market conditions, we recognize compensation expense ratably (over three years for the 50% unrestricted shares and over four years for the 50% restricted shares) based on the grant date fair value, as determined using a Monte Carlo simulation, and regardless of whether the market conditions are achieved and the awards ultimately vest. With respect to the 60% subjective portion of the LTIP, we will recognize compensation expense for the 50% unrestricted shares when the grant date has occurred at the end of the three-year performance period. We will recognize compensation expense for the 50% restricted shares over the one-year vesting period commencing upon the grant date at the end of the three-year performance period.

We use a binomial model which employs the Monte Carlo method as of the grant date to determine the fair value of the 40% of the LTIP subject to market conditions referenced above. The market condition performance measurement is the cumulative three-year total shareholder return on both an absolute basis (50% weighting) and relative to a defined population of 20 peer companies (50% weighting). The model evaluates the awards for changing total shareholder return over the term of the vesting, on an absolute basis and relative to a peer companies, and uses random simulations that are based on past stock characteristics as well as income growth and other factors for WRIT and each of the peer companies. The assumptions used to value the 40% of the LTIP subject to market conditions were an expected volatility of 58.1%, a risk-free interest rate of 1.2% and an expected life of 3 and 4 years. We based the expected volatility upon the historical volatility of our daily closing share price. The price at the grant date, February 17, 2011, was $30.91. We based the risk-free interest rate used on U.S. treasury constant maturity bonds on the measurement date with a maturity equal to the market condition performance period. We based the expected term on the market condition performance period. The officers' total award opportunity under the new LTIP stated as a percentage of base salary ranges from 65% to 150% at target level. The calculated grant date fair value as a percentage of base salary for the officers ranged from 79% to 185% for the 40% of the LTIP subject to market conditions.

Non-officer employees earn restricted share awards under the LTIP based upon various percentages of their salaries and annual performance calculations. The restricted share awards vest ratably over three years from the grant date based upon continued employment. We recognize compensation expense for these awards according to a graded vesting schedule over four years from the date the performance target was established.

Modification of Prior LTIP Awards

In connection with the January 1, 2011 adoption of the STIP and the LTIP, the previous long-term incentive plan ("prior LTIP") for officers was amended such that awards subject to performance and market conditions through 2012 under the prior LTIP were converted when the new plans were adopted into 154,400 restricted share units as of February 17, 2011, of which 59,100 were previously granted and unvested as of December 31, 2010. Such restricted share units vested consistent with the periods in which they otherwise would have vested under the terms of the prior LTIP (i.e., either December 31, 2011 or December 31, 2012). We accounted for the amendment of these awards as a modification.

Prior LTIP

Other non-officer members of management earned restricted share units under the prior LTIP (before January 1, 2011) based on one-year performance targets that vest ratably over five years from the grant date based upon continued employment. We recognize compensation expense for these awards according to a graded vesting schedule over six years from the date the performance target was established.

Officers earned restricted share units under the prior LTIP based on various percentages of their salaries that vest ratably over five years from the grant date based upon continued employment. We recognize compensation expense for these awards ratably over five years from the grant date.

Trustee Awards

We award share based compensation to our trustees on an annual basis in the form of restricted shares which vest immediately and are restricted from sale for the period of the trustees' service. The value of share-based compensation for each trustee was $55,000 for each of the years ended December 31, 2012, 2011 and 2010.

Total Compensation Expense

Total compensation expense recognized in the consolidated financial statements for the three years ended December 31, 2012 for all share based awards, was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Stock-based compensation expense	$5,856	$5,597	$5,852

Restricted Share Awards

The activity for the three years ended December 31, 2012 related to our restricted share awards, excluding those subject to market conditions, was as follows:

	YEAR ENDED DECEMBER 31,					
	2012		2011		2010	
	SHARES	WTD AVG GRANT FAIR VALUE	SHARES	WTD AVG GRANT FAIR VALUE	SHARES	WTD AVG GRANT FAIR VALUE
Vested at January 1	652,803	$30.06	490,832	$30.20	423,145	$30.24
Unvested at January 1	331,003	28.39	193,339	27.71	160,276	28.13
Granted	36,884	26.40	303,168	29.48	101,870	28.37
Vested during year	(211,485)	28.39	(161,971)	29.80	(67,687)	30.01
Forfeited	(6,599)	27.61	(3,533)	28.10	(1,120)	28.45
Unvested at December 31	149,803	27.37	331,003	28.39	193,339	27.71
Vested at December 31	864,288	29.65	652,803	30.06	490,832	30.20

The total fair value of share grants vested for the years ended December 31, 2012, 2011 and 2010 was $5.6 million, $4.9 million and $2.1 million, respectively.

As of December 31, 2012, the total compensation cost related to non-vested share awards not yet recognized was $2.4 million, which we expect to recognize over a weighted average period of 17 months.

Restricted and Unrestricted Shares with Market Conditions

Stock based awards with market conditions under the LTIP were granted in February 2011 with fair market values, as determined using a Monte Carlo simulation, as follows (in thousands):

	GRANT DATE FAIR VALUE	
	RESTRICTED	UNRESTRICTED
Relative TSR	$1,066	$1,066
Absolute TSR	365	365

The unamortized value of these awards with market conditions as of December 31, 2012 and 2011 was as follows (in thousands):

	DECEMBER 31,			
	2012		2011	
	RESTRICTED	UNRESTRICTED	RESTRICTED	UNRESTRICTED
Relative TSR	$501	$338	$742	$826
Absolute TSR	172	116	254	283

Options

The previous option plans provided for the grant of qualified and non-qualified options. The last option awards to officers were in 2002, to non-officer key employees in 2003 and to trustees in 2004. Options granted under the plans were granted with exercise prices equal to the market price on the date of grant, vested 50% after year one and 50% after year two and expire ten years following the date of grant. Options granted to trustees were granted with exercise prices equal to the market price on the date of grant and were fully vested on the grant date. We accounted for option awards in accordance with APB No. 25, and we have recognized no compensation cost for stock options.

The previously issued and currently outstanding and exercisable stock options for the three years ended December 31, 2012 was as follows:

	YEAR ENDED DECEMBER 31,					
	2012		2011		2010	
	SHARES	WTD AVG EX PRICE	SHARES	WTD AVG EX PRICE	SHARES	WTD AVG EX PRICE
Outstanding at January 1	89,106	$27.69	145,950	$26.74	314,250	$25.39
Granted	—	—	—	—	—	—
Exercised	(44,987)	25.61	(51,081)	25.29	(164,300)	24.11
Expired/Forfeited	(6,000)	25.61	(5,763)	24.85	(4,000)	28.23
Outstanding at December 31	38,119	30.48	89,106	27.69	145,950	26.74
Exercisable at December 31	38,119	30.48	89,106	27.69	145,950	26.74

The options outstanding at December 31, 2012, all of which are exercisable, have exercise prices between $29.55 and $33.09, with a weighted-average exercise price of $30.48 and a weighted average remaining contractual life of 1.2 years. The outstanding exercisable shares at December 31, 2012 had no aggregate intrinsic value. The aggregate intrinsic value of options exercised was $0.1 million, $0.3 million and $1.0 million in the years ended December 31, 2012, 2011 and 2010, respectively. There were no options forfeited in the years ended December 31, 2012 and 2011. 3,350 options were forfeited in 2010.

NOTE 8. OTHER BENEFIT PLANS

We have a Retirement Savings Plan (the "401(k) Plan"), which permits all eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401(k) Plan, we may make discretionary contributions on behalf of eligible employees. For the three years ended December 31, 2012, we made contributions to the 401(k) plan as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
401(k) plan contributions	$467	$529	$454

We have adopted non-qualified deferred compensation plans for the officers and members of the Board of Trustees. The plans allow for a deferral of a percentage of annual cash compensation and trustee fees. The plans are unfunded and payments are to be made out of the general assets of WRIT. The deferred compensation liability at December 31, 2012 and 2011 was as follows (in thousands):

	DECEMBER 31,	
	2012	2011
Deferred compensation liability	$1,314	$1,221

We established a Supplemental Executive Retirement Plan ("SERP") effective July 1, 2002 for the benefit of our prior CEO. Under this plan, upon the prior CEO's termination of employment from WRIT for any reason other than death, permanent and total disability, or discharge for cause, he is entitled to receive an annual benefit equal to his accrued benefit times his vested interest. We accounted for this plan in accordance with ASC 715-30 (formerly SFAS No. 87, *Employers' Accounting for Pensions*), whereby we accrued benefit cost in an amount that resulted in an accrued balance at the end of the prior CEO's employment in June 2007 which was not less than the present value of the estimated benefit payments to be made. At

December 31, 2012 and 2011, the accrued benefit liability was $1.4 million and $1.5 million, respectively. For the three years ended December 31, 2012, we recognized current service cost as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Prior CEO SERP current service cost	$106	$113	$119

We currently have an investment in corporate owned life insurance intended to meet the SERP benefit liability since the prior CEO's retirement. Benefit payments to the prior CEO began in 2008.

In November 2005, the Board of Trustees approved the establishment of a SERP for the benefit of the officers, other than the prior CEO. This is a defined contribution plan under which, upon a participant's termination of employment from WRIT for any reason other than death, discharge for cause or total and permanent disability, the participant will be entitled to receive a benefit equal to the participant's accrued benefit times the participant's vested interest. We account for this plan in accordance with ASC 710-10 (formerly EITF 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested)* and ASC 320-10 (formerly SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities)*, whereby the investments are reported at fair value, and unrealized holding gains and losses are included in earnings. At December 31, 2012 and 2011, the accrued benefit liability was $2.3 million and $1.7 million, respectively. For the three years ended December 31, 2012, we recognized current service cost as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Officer SERP current service cost	$342	$334	$344

NOTE 9. FAIR VALUE DISCLOSURES

Assets and Liabilities Measured at Fair Value

For assets and liabilities measured at fair value on a recurring basis, quantitative disclosures about the fair value measurements are required to be disclosed separately for each major category of assets and liabilities, as follows:

Level 1: Quoted prices in active markets for identical assets

Level 2: Significant other observable inputs

Level 3: Significant unobservable inputs

The only assets or liabilities we had at December 31, 2012 and 2011 that are recorded at fair value on a recurring basis are the assets held in the SERP. We base the valuations related to these items on assumptions derived from significant other observable inputs and accordingly these valuations fall into Level 2 in the fair value hierarchy. The fair values of these assets at December 31, 2012 and 2011 were as follows (in thousands):

	DECEMBER 31, 2012				DECEMBER 31, 2011			
	FAIR VALUE	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)	FAIR VALUE	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets:								
SERP	$2,421	$ —	$2,421	$ —	$1,738	$ —	$1,738	$ —

Financial Assets and Liabilities Not Measured at Fair Value

The following disclosures of estimated fair value were determined by management using available market information and established valuation methodologies, including discounted cash flow. Many of these estimates involve significant judgment. The estimated fair value disclosed may not necessarily be indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have an effect on the estimated fair value amounts. In addition, fair value estimates are made at a point in time and thus, estimates of fair value subsequent to December 31, 2012 may differ significantly from the amounts presented.

Below is a summary of significant methodologies used in estimating fair values and a schedule of fair values at December 31, 2012.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents and restricted cash include cash and commercial paper with original maturities of less than 90 days, which are valued at the carrying value, which approximates fair value due to the short maturity of these instruments (Level 1 inputs).

Notes Receivable

We acquired a note receivable ("2445 M Street note") in 2008 with the purchase of 2445 M Street. We estimate the fair value of the 2445 M Street note based on a discounted cash flow methodology using market discount rates (Level 3 inputs).

Debt

Mortgage notes payable consist of instruments in which certain of our real estate assets are used for collateral. We estimate the fair value of the mortgage notes payable by discounting the contractual cash flows at a rate equal to the relevant treasury rates (with respect to the timing of each cash flow) plus credit spreads estimated through independent comparisons to real estate assets or loans with similar characteristics. Lines of credit payable consist of bank facilities which we use for various purposes including working capital, acquisition funding or capital improvements. The lines of credit advances are priced at a specified rate plus a spread. We estimate the market value based on a comparison of the spreads of the advances to market given the adjustable base rate. We estimate the fair value of the notes payable by discounting the contractual cash flows at a rate equal to the relevant treasury rates (with respect to the timing of each cash flow) plus credit spreads derived using the relevant securities' market prices. We classify these fair value measurements as Level 3 as we use significant unobservable inputs and management judgment due to the absence of quoted market prices.

As of December 31, 2012 and 2011, the carrying values and estimated fair values of our financial instruments were as follows (in thousands):

	DECEMBER 31,			
	2012		2011	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Cash and cash equivalents	$ 19,324	$ 19,324	$ 12,765	$ 12,765
Restricted cash	14,582	14,582	19,229	19,229
2445 M Street note receivable	6,617	6,654	6,975	7,721
Mortgage notes payable	342,970	374,591	423,291	458,663
Lines of credit payable	—	—	99,000	99,000
Notes payable	906,190	968,040	657,470	713,797

NOTE 10. EARNINGS PER COMMON SHARE

We determine "Basic earnings per share" using the two-class method as our unvested restricted share awards and units have non-forfeitable rights to dividends, and are therefore considered participating securities. We compute basic earnings per share by dividing net income attributable to the controlling interest less the allocation of undistributed earnings to unvested restricted share awards and units by the weighted-average number of common shares outstanding for the period.

We also determine "Diluted earnings per share" under the two-class method with respect to the unvested restricted share awards. We further evaluate any other potentially dilutive securities at the end of the period and adjust the basic earnings per share calculation for the impact of those securities that are dilutive. Our dilutive earnings per share calculation includes the dilutive impact of employee stock options based on the treasury stock method and our performance share units under the contingently issuable method. The dilutive earnings per share calculation also considers our operating partnership units and 3.875% convertible notes under the if-converted method. The 3.875% convertible notes were repaid in full as of December 31, 2011, and were anti-dilutive for the year ended December 31, 2010.

The computation of basic and diluted earnings per share for the three years ended December 31, 2012 was as follows (in thousands; except per share data):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Numerator:			
Income (loss) from continuing operations	$17,099	$ (2,898)	$ (609)
Allocation of undistributed earnings to unvested restricted share awards and units to continuing operations	(451)	—	—
Adjusted income (loss) from continuing operations attributable to the controlling interests	16,648	(2,898)	(609)
Income from discontinued operations, including gain on sale of real estate, net of taxes	6,609	108,276	38,168
Net income attributable to noncontrolling interests	—	(494)	(133)
Allocation of undistributed earnings to unvested restricted share awards and units to discontinued operations	(131)	(712)	(144)
Adjusted income from discontinued operations attributable to the controlling interests	6,478	107,070	37,891
Adjusted net income attributable to the controlling interests	$23,126	$104,172	$37,282
Denominator:			
Weighted average shares outstanding—basic	66,239	65,982	62,140
Effect of dilutive securities:			
Employee stock options and restricted share awards	137	—	—
Weighted average shares outstanding—diluted	66,376	65,982	62,140
Earnings per common share, basic:			
Continuing operations	$ 0.25	$ (0.04)	$ (0.01)
Discontinued operations	0.10	1.62	0.61
	$ 0.35	$ 1.58	$ 0.60
Earnings per common share, diluted:			
Continuing operations	$ 0.25	$ (0.04)	$ (0.01)
Discontinued operations	0.10	1.62	0.61
	$ 0.35	$ 1.58	$ 0.60

NOTE 11. RENTALS UNDER OPERATING LEASES

As of December 31, 2012, non-cancelable commercial operating leases provide for minimum rental income from continuing operations were as follows (in thousands):

2013	$ 212,828
2014	179,735
2015	152,282
2016	124,434
2017	100,573
Thereafter	243,247
	$1,013,099

Apartment leases are not included as the terms are generally for one year. Most of these commercial leases increase in future years based on agreed-upon percentages or in some instances, changes in the Consumer Price Index. Percentage rents from retail centers, based on a percentage of tenants' gross sales, for the three years ended December 31, 2012 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Percentage rents	$150	$193	$140

Real estate tax, operating expense and common area maintenance reimbursement income from continuing operations for the three years ended December 31, 2012 was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Reimbursement income	$29,166	$25,680	$23,998

NOTE 12. COMMITMENTS AND CONTINGENCIES

Development Commitments

At December 31, 2012, we had no committed contracts outstanding with third parties in connection with our development projects at 1225 First Street and 650 North Glebe Road.

Litigation

We are involved from time to time in various legal proceedings, lawsuits, examinations by various tax authorities and claims that have arisen in the ordinary course of business. Management believes that the resolution of any such current matters will not have a material adverse effect on our financial condition or results of operations.

Other

At December 31, 2012, we were contingently liable under unused letters of credit in the amounts of $0.8 million, related to our assumption of mortgage debt on West Gude to ensure the funding of certain tenant improvements and leasing commissions over the term of the debt.

NOTE 13. SEGMENT INFORMATION

We have four reportable segments: office, medical office, retail, and multifamily. Office buildings provide office space for various types of businesses and professions. Medical office buildings provide offices and facilities for a variety of medical services. Retail centers are typically neighborhood grocery store or drug store anchored retail centers. Multifamily properties provide rental housing for families throughout the Washington metropolitan area.

Real estate rental revenue as a percentage of the total for each of the four reportable operating segments for the three years ended December 31, 2012 was as follows:

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Office	50%	49%	47%
Medical office	15%	15%	18%
Retail	18%	18%	16%
Multifamily	17%	18%	19%

The percentage of total income producing real estate assets, at cost, for each of the four reportable operating segments as of December 31, 2012 and 2011 was as follows:

	DECEMBER 31,	
	2012	2011
Office	53%	52%
Medical office	16%	17%
Retail	17%	17%
Multifamily	14%	14%

The accounting policies of each of the segments are the same as those described in note 2.

The following tables present revenues, net operating income, capital expenditures and total assets for the three years ended December 31, 2012 from these segments, and reconciles net operating income of reportable segments to net income attributable to the controlling interests as reported (in thousands):

	YEAR ENDED DECEMBER 31, 2012					
	OFFICE	MEDICAL OFFICE	RETAIL	MULTIFAMILY	CORPORATE AND OTHER	CONSOLIDATED
Real estate rental revenue	$ 152,916	$ 44,674	$ 54,506	$ 52,887	$ —	$ 304,983
Real estate expenses	55,113	14,994	12,702	20,467	—	103,276
Net operating income	$ 97,803	$ 29,680	$ 41,804	$ 32,420	$ —	$ 201,707
Depreciation and amortization						(103,067)
General and administrative						(15,488)
Real estate impairment						(2,097)
Acquisition costs						(234)
Interest expense						(64,697)
Other income						975
Discontinued operations:						
Income from properties sold or held for sale						1,485
Gain on sale of real estate						5,124
Net income						23,708
Less: Net income attributable to noncontrolling interests						—
Net income attributable to the controlling interests						$ 23,708
Capital expenditures	$ 35,330	$ 7,004	$ 2,977	$ 5,869	$ 555	$ 51,735
Total assets	$1,140,046	$327,573	$355,585	$249,503	$51,669	$2,124,376

	YEAR ENDED DECEMBER 31, 2011						
	OFFICE	MEDICAL OFFICE	RETAIL	MULTI-FAMILY	INDUS-TRIAL/ FLEX	CORPORATE AND OTHER	CONSOLI-DATED
Real estate rental revenue	$ 138,325	$ 44,431	$ 50,421	$ 50,979	$ —	$ —	$ 284,156
Real estate expenses	47,289	14,063	14,273	19,717	—	—	95,342
Net operating income	$ 91,036	$ 30,368	$ 36,148	$ 31,262	$ —	$ —	$ 188,814
Depreciation and amortization							(91,805)
General and administrative							(15,728)
Real estate impairment							(14,526)
Acquisition costs							(3,607)
Interest expense							(66,214)
Other income							1,144
Loss on extinguishment of debt							(976)
Discontinued operations:							
Income from properties sold or held for sale							11,923
Gain on sale of real estate							97,491
Income tax expense							(1,138)
Net income							105,378
Less: Net income attributable to noncontrolling interests							(494)
Net income attributable to the controlling interests							$ 104,884
Capital expenditures	$ 21,065	$ 5,654	$ 2,922	$ 2,823	$351	$ 621	$ 33,436
Total assets	$1,118,074	$347,735	$365,164	$247,170	$ —	$42,615	$2,120,758

	YEAR ENDED DECEMBER 31, 2010						
	OFFICE	MEDICAL OFFICE	RETAIL	MULTI-FAMILY	INDUS-TRIAL/ FLEX	CORPORATE AND OTHER	CONSOLI-DATED
Real estate rental revenue	$119,359	$ 44,166	$ 41,003	$ 48,599	$ —	$ —	$ 253,127
Real estate expenses	40,676	14,516	10,310	19,243	—	—	84,745
Net operating income	$ 78,683	$ 29,650	$ 30,693	$ 29,356	$ —	$ —	$ 168,382
Depreciation and amortization							(78,483)
General and administrative							(14,406)
Acquisition costs							(1,161)
Interest expense							(66,965)
Other income							1,193
Loss on extinguishment of debt							(9,176)
Gain from non-disposal activities							7
Discontinued operations:							
Income from properties sold or held for sale							16,569
Gain on sale of real estate							21,599
Net income							37,559
Less: Net income attributable to noncontrolling interests							(133)
Net income attributable to the controlling interests							$ 37,426
Capital expenditures	$ 13,983	$ 4,986	$ 1,982	$ 2,387	$ 1,707	$ 392	$ 25,437
Total assets	$938,638	$353,508	$313,003	$228,769	$225,206	$108,757	$2,167,881

NOTE 14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited financial data by quarter for each of the three months in the years ended December 31, 2012 and 2011 were as follows (in thousands, except for per share data):

	QUARTER[1][2]			
	FIRST	SECOND	THIRD	FOURTH
2012				
Real estate rental revenue	$75,214	$75,590	$77,108	$ 77,071
Income from continuing operations	$ 4,834	$ 5,694	$ 5,323	$ 1,248
Effect of disposal of industrial segment on net income	$ —	$ —	$ —	$ —
Net income	$ 5,181	$ 6,008	$ 9,561	$ 2,958[3]
Net income attributable to the controlling interests	$ 5,181	$ 6,008	$ 9,561	$ 2,958
Income from continuing operations per share				
Basic	$ 0.07	$ 0.08	$ 0.08	$ 0.02
Diluted	$ 0.07	$ 0.08	$ 0.08	$ 0.02
Net income per share				
Basic	$ 0.08	$ 0.09	$ 0.14	$ 0.04
Diluted	$ 0.08	$ 0.09	$ 0.14	$ 0.04
2011				
Real estate rental revenue	$67,872	$70,321	$70,550	$ 75,413
Income (loss) from continuing operations	$ 1,708	$ 3,963	$ 2,275	$(10,844)[3]
Effect of disposal of industrial segment on net income	$ 5,719	$ 5,978	$ 4,388	$ 399
Net income	$ 4,688	$ 6,556	$63,036	$ 31,098
Net income attributable to the controlling interests	$ 4,665	$ 6,522	$63,008	$ 30,689
Income (loss) from continuing operations per share				
Basic	$ 0.03	$ 0.08	$ 0.03	$ (0.16)
Diluted	$ 0.03	$ 0.08	$ 0.03	$ (0.16)
Net income per share				
Basic	$ 0.07	$ 0.10	$ 0.95	$ 0.46
Diluted	$ 0.07	$ 0.10	$ 0.95	$ 0.46

(1) *With regard to per share calculations, the sum of the quarterly results may not equal full year results due to rounding.*

(2) *The prior quarter results have been restated to conform to the current quarter presentation. Specifically, results related to properties sold or held for sale have been reclassified into discontinued operations.*

(3) *The three months ended December 31, 2012 and 2011 include the impact of real estate impairments of $2.1 million and $14.5 million, respectively.*

NOTE 15. SHAREHOLDERS' EQUITY

We are party to a sales agency financing agreement with BNY Mellon Capital Markets, LLC relating to the issuance and sale of up to $250.0 million of our common shares from time to time over a period of no more than 36 months from June 2012. Sales of our common shares are made at market prices prevailing at the time of sale. Net proceeds for the sale of common shares under this program are used for general corporate purposes. As of December 31, 2012, we have not issued any common shares under this sales agency financing agreement. We executed issuances under a previous sales agency financing agreement during the year ended December 31, 2010 as follows (in thousands, except for weighted average issue price):

	YEAR ENDED DECEMBER 31, 2010
Common shares issued	5,645
Weighted average issue price	$ 30.34
Net proceeds	$168,881

We have a dividend reinvestment program, whereby shareholders may use their dividends and optional cash payments to purchase common shares. The common shares sold under this program may either be common shares issued by us or common shares purchased in the open market. Net proceeds under this program are used for general corporate purposes. We executed issuances under this program for the three years ended December 31, 2012 as follows (in thousands, except for weighted average issue price):

	YEAR ENDED DECEMBER 31,		
	2012	2011	2010
Common shares issued	55	171	175
Weighted average issue price	$29.67	$29.97	$30.36
Net proceeds	$1,316	$5,043	$5,286

SCHEDULE III

PROPERTIES	LOCATION	INITIAL COST[b] LAND	INITIAL COST[b] BUILDINGS AND IMPROVEMENTS	NET IMPROVEMENTS (RETIREMENT) SINCE ACQUISITION
Multifamily Properties				
3801 Connecticut Avenue[a]	Washington, DC	$ 420,000	$ 2,678,000	$ 9,023,000
Roosevelt Towers	Virginia	$ 336,000	$ 1,996,000	$ 9,881,000
Country Club Towers	Virginia	$ 299,000	$ 2,562,000	$ 14,461,000
Park Adams	Virginia	$ 287,000	$ 1,654,000	$ 9,141,000
Munson Hill Towers	Virginia	$ 322,000	$ 3,337,000	$ 14,847,000
The Ashby at McLean	Virginia	$ 4,356,000	$ 17,102,000	$ 15,148,000
Walker House Apartments[a]	Maryland	$ 2,851,000	$ 7,946,000	$ 6,688,000
Bethesda Hill Apartments[a]	Maryland	$ 3,900,000	$ 13,412,000	$ 11,903,000
Bennett Park	Virginia	$ 2,861,000	$ 917,000	$ 78,855,000
The Clayborne	Virginia	$ 269,000	$ —	$ 30,451,000
The Kenmore[a]	Washington, DC	$ 28,222,000	$ 33,955,000	$ 2,130,000
650 N. Glebe Rd[g]	Virginia	$ 12,787,000	$ —	$ 2,858,000
1225 First Street[g]	Virginia	$ 14,046,000	$ —	$ 5,761,000
		$ 70,956,000	$ 85,559,000	$ 211,147,000
Office Buildings				
1901 Pennsylvania Avenue	Washington, DC	$ 892,000	$ 3,481,000	$ 15,100,000
51 Monroe Street	Maryland	$ 840,000	$ 10,869,000	$ 24,173,000
515 King Street	Virginia	$ 4,102,000	$ 3,931,000	$ 5,125,000
6110 Executive Boulevard	Maryland	$ 4,621,000	$ 11,926,000	$ 11,947,000
1220 19th Street	Washington, DC	$ 7,803,000	$ 11,366,000	$ 9,690,000
1600 Wilson Boulevard	Virginia	$ 6,661,000	$ 16,742,000	$ 14,806,000
7900 Westpark Drive	Virginia	$ 12,049,000	$ 71,825,000	$ 36,150,000
600 Jefferson Plaza	Maryland	$ 2,296,000	$ 12,188,000	$ 5,512,000
Wayne Plaza	Maryland	$ 1,564,000	$ 6,243,000	$ 7,928,000
Courthouse Square	Virginia	$ —	$ 17,096,000	$ 6,677,000
One Central Plaza	Maryland	$ 5,480,000	$ 39,107,000	$ 16,745,000
Atrium Building	Maryland	$ 3,182,000	$ 11,281,000	$ 2,987,000
1776 G Street	Washington, DC	$ 31,500,000	$ 54,327,000	$ 4,383,000
Dulles Station II[f]	Virginia	$ 15,001,000	$ 494,000	$ (3,425,000)
6565 Arlington Boulevard	Virginia	$ 5,584,000	$ 23,195,000	$ 4,677,000
West Gude[a]	Maryland	$ 11,580,000	$ 43,240,000	$ 8,208,000
Monument II	Virginia	$ 10,244,000	$ 65,205,000	$ 3,737,000
Woodholme Center	Maryland	$ 2,194,000	$ 16,711,000	$ 1,794,000
2000 M Street	Washington, DC	$ —	$ 61,101,000	$ 16,427,000
2445 M Street[a]	Washington, DC	$ 46,887,000	$ 106,743,000	$ 2,634,000
Quantico Building E	Virginia	$ 4,518,000	$ 24,801,000	$ 165,000
Quantico Building G	Virginia	$ 4,897,000	$ 25,376,000	$ 126,000
1140 Connecticut Avenue, NW	Washington, DC	$ 25,226,000	$ 50,495,000	$ 5,306,000
1227 25th Street	Washington, DC	$ 17,505,000	$ 21,319,000	$ 668,000
Braddock Metro	Virginia	$ 18,817,000	$ 71,250,000	$ 2,238,000
John Marshall II[a]	Virginia	$ 13,490,000	$ 53,024,000	$ 95,000
Fairgate at Ballston	Virginia	$ 17,750,000	$ 29,885,000	$ 284,000
		$ 274,683,000	$ 863,221,000	$ 204,157,000

GROSS AMOUNTS AT WHICH CARRIED AT DECEMBER 31, 2012			ACCUMULATED DEPRECIATION AT DECEMBER 31, 2012	YEAR OF CONSTRUCTION	DATE OF ACQUISITION	NET RENTABLE SQUARE FEET[e]	UNITS	DEPRECIATION LIFE[d]
LAND	BUILDINGS AND IMPROVEMENTS	TOTAL[c]						
$ 420,000	$ 11,702,000	$ 12,122,000	$ 8,504,000	1951	Jan 1963	179,000	308	30 years
$ 336,000	$ 11,877,000	$ 12,213,000	$ 7,180,000	1964	May 1965	170,000	191	40 years
$ 299,000	$ 17,023,000	$ 17,322,000	$ 9,472,000	1965	Jul 1969	159,000	227	35 years
$ 287,000	$ 10,795,000	$ 11,082,000	$ 7,386,000	1959	Jan 1969	173,000	200	35 years
$ 322,000	$ 18,183,000	$ 18,505,000	$ 12,589,000	1963	Jan 1970	258,000	279	33 years
$ 4,356,000	$ 32,250,000	$ 36,606,000	$ 17,975,000	1982	Aug 1996	274,000	256	30 years
$ 2,851,000	$ 14,634,000	$ 17,485,000	$ 8,508,000	1971	Mar 1996	157,000	212	30 years
$ 3,900,000	$ 25,315,000	$ 29,215,000	$ 13,593,000	1986	Nov 1997	225,000	195	30 years
$ 4,774,000	$ 77,859,000	$ 82,633,000	$ 20,017,000	2007	Feb 2001	214,000	224	28 years
$ 699,000	$ 30,020,000	$ 30,719,000	$ 8,994,000	2008	Jun 2003	60,000	74	26 years
$ 28,222,000	$ 36,085,000	$ 64,307,000	$ 5,818,000	1948	Sep 2008	268,000	374	30 years
$ 15,645,000	$ —	$ 15,645,000	$ —	N/A	Jun 2011	—	—	N/A
$ 19,807,000	$ —	$ 19,807,000	$ —	N/A	Nov 2011	—	—	N/A
$ 81,918,000	$ 285,743,000	$ 367,661,000	$ 120,036,000			2,137,000	2,540	
$ 892,000	$ 18,581,000	$ 19,473,000	$ 13,478,000	1960	May 1977	99,000		28 years
$ 840,000	$ 35,042,000	$ 35,882,000	$ 24,898,000	1975	Aug 1979	221,000		41 years
$ 4,102,000	$ 9,056,000	$ 13,158,000	$ 4,662,000	1966	Jul 1992	74,000		50 years
$ 4,621,000	$ 23,873,000	$ 28,494,000	$ 15,372,000	1971	Jan 1995	202,000		30 years
$ 7,802,000	$ 21,057,000	$ 28,859,000	$ 10,065,000	1976	Nov 1995	103,000		30 years
$ 6,661,000	$ 31,548,000	$ 38,209,000	$ 15,163,000	1973	Oct 1997	167,000		30 years
$ 12,049,000	$ 107,975,000	$ 120,024,000	$ 56,264,000	1972	Nov 1997	538,000		30 years
$ 2,296,000	$ 17,700,000	$ 19,996,000	$ 8,346,000	1985	May 1999	113,000		30 years
$ 1,564,000	$ 14,171,000	$ 15,735,000	$ 6,537,000	1970	May 2000	96,000		30 years
$ —	$ 23,773,000	$ 23,773,000	$ 9,844,000	1979	Oct 2000	115,000		30 years
$ 5,480,000	$ 55,852,000	$ 61,332,000	$ 23,755,000	1974	Apr 2001	267,000		30 years
$ 3,182,000	$ 14,268,000	$ 17,450,000	$ 5,922,000	1980	Jul 2002	79,000		30 years
$ 31,500,000	$ 58,710,000	$ 90,210,000	$ 20,958,000	1979	Aug 2003	263,000		30 years
$ 4,130,000	$ 7,940,000	$ 12,070,000	$ 179,000	N/A	Dec 2005	—		N/A
$ 5,584,000	$ 27,872,000	$ 33,456,000	$ 7,719,000	1967	Aug 2006	132,000		30 years
$ 11,580,000	$ 51,448,000	$ 63,028,000	$ 12,807,000	1984	Aug 2006	275,000		30 years
$ 10,244,000	$ 68,942,000	$ 79,186,000	$ 15,247,000	2000	Mar 2007	207,000		30 years
$ 2,194,000	$ 18,505,000	$ 20,699,000	$ 4,039,000	1989	Jun 2007	80,000		30 years
$ —	$ 77,528,000	$ 77,528,000	$ 13,671,000	1971	Dec 2007	228,000		30 years
$ 46,887,000	$ 109,377,000	$ 156,264,000	$ 17,462,000	1986	Dec 2008	290,000		30 years
$ 4,518,000	$ 24,966,000	$ 29,484,000	$ 3,692,000	2007	Jun 2010	134,000		30 years
$ 4,898,000	$ 25,501,000	$ 30,399,000	$ 3,921,000	2009	Jun 2010	136,000		30 years
$ 25,226,000	$ 55,801,000	$ 81,027,000	$ 4,712,000	1966	Jan 2011	188,000		30 years
$ 17,505,000	$ 21,987,000	$ 39,492,000	$ 2,010,000	1988	Mar 2011	132,000		30 years
$ 18,817,000	$ 73,488,000	$ 92,305,000	$ 5,009,000	1985	Sep 2011	351,000		30 years
$ 13,490,000	$ 53,119,000	$ 66,609,000	$ 2,856,000	1996	Sep 2011	223,000		30 years
$ 17,750,000	$ 30,169,000	$ 47,919,000	$ 895,000	1988	Jun 2012	142,000		30 years
$ 263,812,000	$ 1,078,249,000	$ 1,342,061,000	$ 309,483,000			4,855,000		

SCHEDULE III (cont.)

PROPERTIES	LOCATION	INITIAL COST[b] LAND	INITIAL COST[b] BUILDINGS AND IMPROVEMENTS	NET IMPROVEMENTS (RETIREMENT) SINCE ACQUISITION
Medical Office				
Woodburn Medical Park I	Virginia	$ 2,563,000	$ 12,460,000	$ 4,328,000
Woodburn Medical Park II	Virginia	$ 2,632,000	$ 17,574,000	$ 4,310,000
8501 Arlington Boulevard[a]	Virginia	$ 2,071,000	$ 26,317,000	$ 1,281,000
8503 Arlington Boulevard[a]	Virginia	$ 1,598,000	$ 25,850,000	$ 1,478,000
8505 Arlington Boulevard[a]	Virginia	$ 2,819,000	$ 19,680,000	$ 692,000
Shady Grove Medical II	Maryland	$ 1,995,000	$ 16,601,000	$ 1,524,000
8301 Arlington Boulevard	Virginia	$ 1,251,000	$ 6,589,000	$ 1,766,000
Alexandria Professional Center	Virginia	$ 6,783,000	$ 19,676,000	$ 5,955,000
9707 Medical Center Drive[a]	Maryland	$ 3,069,000	$ 11,777,000	$ 1,151,000
15001 Shady Grove Road	Maryland	$ 4,094,000	$ 16,410,000	$ 1,688,000
15005 Shady Grove Road[a]	Maryland	$ 4,186,000	$ 17,548,000	$ 691,000
2440 M Street	Washington, DC	$ 12,500,000	$ 37,321,000	$ 5,099,000
Woodholme Medical Center[a]	Maryland	$ 3,744,000	$ 24,587,000	$ 2,015,000
Ashburn Farm Professional Center[a]	Virginia	$ 3,770,000	$ 19,200,000	$ 1,458,000
CentreMed I & II	Virginia	$ 2,062,000	$ 12,506,000	$ 759,000
4661 Kenmore Avenue[f]	Virginia	$ 3,764,000	$ —	$ 46,000
Sterling Medical Office	Virginia	$ 970,000	$ 5,274,000	$ 895,000
19500 at Riverside Office Park	Virginia	$ 1,308,000	$ 18,778,000	$ 2,410,000
		$ 61,179,000	$ 308,148,000	$ 37,546,000
Retail Centers				
Takoma Park	Maryland	$ 415,000	$ 1,084,000	$ 155,000
Westminster	Maryland	$ 519,000	$ 1,775,000	$ 9,140,000
Concord Centre	Virginia	$ 413,000	$ 850,000	$ 3,437,000
Wheaton Park	Maryland	$ 796,000	$ 857,000	$ 4,526,000
Bradlee	Virginia	$ 4,152,000	$ 5,383,000	$ 8,114,000
Chevy Chase Metro Plaza	Washington, DC	$ 1,549,000	$ 4,304,000	$ 4,870,000
Montgomery Village Center	Maryland	$ 11,625,000	$ 9,105,000	$ 3,178,000
Shoppes of Foxchase	Virginia	$ 5,838,000	$ 2,979,000	$ 13,135,000
Frederick County Square	Maryland	$ 6,561,000	$ 6,830,000	$ 3,169,000
800 S. Washington Street	Virginia	$ 2,904,000	$ 5,489,000	$ 5,992,000
Centre at Hagerstown	Maryland	$ 13,029,000	$ 25,415,000	$ 2,165,000
Frederick Crossing[a]	Maryland	$ 12,759,000	$ 35,477,000	$ 2,127,000
Randolph Shopping Center	Maryland	$ 4,928,000	$ 13,025,000	$ 650,000
Montrose Shopping Center	Maryland	$ 11,612,000	$ 22,410,000	$ 2,529,000
Gateway Overlook	Maryland	$ 28,816,000	$ 52,249,000	$ 335,000
Olney Village Center[a]	Maryland	$ 15,842,000	$ 39,133,000	$ 892,000
		$ 121,758,000	$ 226,365,000	$ 64,414,000
Total		$ 528,576,000	$ 1,483,293,000	$ 517,264,000

[a] *At December 31, 2012, our properties were encumbered by non-recourse mortgage amounts as follows: $35,399,000 on 3801 Connecticut Avenue, $16,531,000 on Walker House, $29,099,000 on Bethesda Hill, $35,535,000 on The Kenmore, $29,996,000 on West Gude Drive, $96,848,000 on 2445 M Street, $53,274,000 on John Marshall II, $19,608,000 on Woodholme Medical Center, $4,337,000 on Ashburn Farm, and $22,343,000 on Olney Village Center.*

[b] *The purchase cost of real estate investments has been divided between land and buildings and improvements on the basis of management's determination of the fair values.*

[c] *At December 31, 2012, total land, buildings and improvements are carried at $2,148,544,000 for federal income tax purposes.*

[d] *The useful life shown is for the main structure. Buildings and improvements are depreciated over various useful lives ranging from 3 to 50 years.*

[e] *Residential properties are presented in gross square feet.*

GROSS AMOUNTS AT WHICH CARRIED AT DECEMBER 31, 2012			ACCUMULATED DEPRECIATION AT DECEMBER 31, 2012	YEAR OF CON-STRUCTION	DATE OF ACQUISITION	NET RENTABLE SQUARE FEET[e]	UNITS	DEPRE-CIATION LIFE[d]
LAND	BUILDINGS AND IMPROVEMENTS	TOTAL[c]						
$ 2,563,000	$ 16,788,000	$ 19,351,000	$ 8,105,000	1984	Nov 1998	73,000		30 years
$ 2,632,000	$ 21,884,000	$ 24,516,000	$ 10,261,000	1988	Nov 1998	96,000		30 years
$ 2,071,000	$ 27,597,000	$ 29,668,000	$ 9,061,000	2000	Oct 2003	92,000		30 years
$ 1,598,000	$ 27,328,000	$ 28,926,000	$ 8,754,000	2001	Oct 2003	88,000		30 years
$ 2,819,000	$ 20,372,000	$ 23,191,000	$ 6,825,000	2002	Oct 2003	75,000		30 years
$ 1,995,000	$ 18,125,000	$ 20,120,000	$ 5,129,000	1999	Aug 2004	66,000		30 years
$ 1,251,000	$ 8,355,000	$ 9,606,000	$ 2,598,000	1965	Oct 2004	50,000		30 years
$ 6,783,000	$ 25,631,000	$ 32,414,000	$ 6,019,000	1968	Apr 2006	117,000		30 years
$ 3,069,000	$ 12,928,000	$ 15,997,000	$ 3,246,000	1994	Apr 2006	38,000		30 years
$ 4,094,000	$ 18,098,000	$ 22,192,000	$ 4,694,000	1999	Apr 2006	51,000		30 years
$ 4,186,000	$ 18,239,000	$ 22,425,000	$ 4,227,000	2002	Jul 2006	51,000		30 years
$ 12,500,000	$ 42,420,000	$ 54,920,000	$ 9,787,000	1986	Mar 2007	113,000		30 years
$ 3,744,000	$ 26,602,000	$ 30,346,000	$ 5,881,000	1996	Jun 2007	127,000		30 years
$ 3,770,000	$ 20,658,000	$ 24,428,000	$ 4,412,000	1998	Jun 2007	75,000		30 years
$ 2,062,000	$ 13,265,000	$ 15,327,000	$ 2,703,000	1998	Aug 2007	52,000		30 years
$ 3,810,000	$ —	$ 3,810,000	$ —	N/A	Aug 2007	—		N/A
$ 970,000	$ 6,169,000	$ 7,139,000	$ 1,434,000	1986	May 2008	36,000		30 years
$ 1,308,000	$ 21,188,000	$ 22,496,000	$ 2,661,000	2009	Aug 2009	85,000		30 years
$ 61,225,000	$ 345,647,000	$ 406,872,000	$ 95,797,000			1,285,000		
$ 415,000	$ 1,239,000	$ 1,654,000	$ 1,170,000	1962	Jul 1963	51,000		50 years
$ 519,000	$ 10,915,000	$ 11,434,000	$ 6,183,000	1969	Sep 1972	150,000		37 years
$ 413,000	$ 4,287,000	$ 4,700,000	$ 2,885,000	1960	Dec 1973	76,000		33 years
$ 796,000	$ 5,383,000	$ 6,179,000	$ 3,207,000	1967	Sep 1977	74,000		50 years
$ 4,152,000	$ 13,497,000	$ 17,649,000	$ 9,216,000	1955	Dec 1984	168,000		40 years
$ 1,549,000	$ 9,174,000	$ 10,723,000	$ 5,698,000	1975	Sep 1985	49,000		50 years
$ 11,625,000	$ 12,283,000	$ 23,908,000	$ 5,139,000	1969	Dec 1992	197,000		50 years
$ 5,838,000	$ 16,114,000	$ 21,952,000	$ 4,829,000	1960	Jun 1994	134,000		50 years
$ 6,561,000	$ 9,999,000	$ 16,560,000	$ 5,958,000	1973	Aug 1995	227,000		30 years
$ 2,904,000	$ 11,481,000	$ 14,385,000	$ 3,714,000	1951	Jun 1998	47,000		30 years
$ 13,029,000	$ 27,580,000	$ 40,609,000	$ 9,815,000	2000	Jun 2002	332,000		30 years
$ 12,759,000	$ 37,604,000	$ 50,363,000	$ 10,319,000	1999	Mar 2005	295,000		30 years
$ 4,928,000	$ 13,675,000	$ 18,603,000	$ 3,366,000	1972	May 2006	82,000		30 years
$ 11,612,000	$ 24,939,000	$ 36,551,000	$ 6,009,000	1970	May 2006	145,000		30 years
$ 29,394,000	$ 52,006,000	$ 81,400,000	$ 5,588,000	2007	Dec 2010	223,000		30 years
$ 15,842,000	$ 40,025,000	$ 55,867,000	$ 2,124,000	1979	Aug 2011	198,000		30 years
$ 122,336,000	$ 290,201,000	$ 412,537,000	$ 85,220,000			2,448,000		
$ 529,291,000	$ 1,999,840,000	$ 2,529,131,000	$ 610,536,000			10,725,000	2,540	

(f) *As of December 31, 2012, WRIT had land held for development in Herndon, VA (Dulles Station, Phase II). WRIT also held a 0.8 acre parcel of land at 4661 Kenmore for future development. Additionally, WRIT had investments in various smaller development or redevelopment projects. The total land value not yet placed in service of these development projects at December 31, 2012 was $7.5 million. $0.5 million of Dulles Station, Phase II land was placed into service upon the completion of a portion of the parking garage structure.*

(g) *As of December 31, 2012, WRIT had under development via joint venture arrangements, a mid-rise multifamily property in Arlington, Virginia (650 North Glebe) and a high-rise multifamily property in Alexandria, Virginia (1225 First Street). The total value not yet placed into service of these development projects via joint venture arrangements at December 31, 2012 was $35.5 million.*

SUMMARY OF REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

The following is a reconciliation of real estate assets and accumulated depreciation for the three years ended December 31, 2012 (in thousands):

	YEAR ENDED DECEMBER 31,		
(in thousands)	2012	2011	2010
Real estate assets			
Balance, beginning of period	$2,449,872	$2,443,127	$2,341,461
Additions:			
Property acquisitions[1]	47,772	352,658	140,584
Improvements[1]	59,664	36,386	28,196
Deductions:			
Impairment write-down	(2,097)	(16,416)	—
Write-off of disposed assets	(1,450)	(1,648)	(866)
Property sales	(24,630)	(364,235)	(66,248)
Balance, end of period	$2,529,131	$2,449,872	$2,443,127
Accumulated depreciation			
Balance, beginning of period	$ 535,732	$ 538,786	$ 475,245
Additions:			
Depreciation	84,949	84,167	83,302
Deductions:			
Impairment write-down	—	(1,291)	—
Write-off of disposed assets	(1,124)	(1,648)	(866)
Property sales	(9,021)	(84,282)	(18,895)
Balance, end of period	$ 610,536	$ 535,732	$ 538,786

[1] *Includes non-cash accruals for capital items and assumed mortgages.*

Exhibit 31.1

CERTIFICATION

I, George F. McKenzie, certify that:

1. I have reviewed this annual report on Form 10-K of Washington Real Estate Investment Trust;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

By: /s/ George F. McKenzie

George F. McKenzie
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Laura M. Franklin, certify that:

1. I have reviewed this annual report on Form 10-K of Washington Real Estate Investment Trust;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

By: /s/ Laura M. Franklin

Laura M. Franklin
Executive Vice President
Accounting, Administration and Corporate Secretary
(Principal Accounting Officer)

Exhibit 31.3

CERTIFICATION

I, William T. Camp, certify that:

1. I have reviewed this annual report on Form 10-K of Washington Real Estate Investment Trust;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

By: /s/ William T. Camp

William T. Camp
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the President and Chief Executive Officer, the Executive Vice President Accounting, Administration and Corporate Secretary, and the Chief Financial Officer of Washington Real Estate Investment Trust ("WRIT"), each hereby certifies on the date hereof, that:

(a) the Annual Report on Form 10-K for the year ended December 31, 2012 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of WRIT.

Dated: February 27, 2013

By: /s/ George F. McKenzie
George F. McKenzie
Chief Executive Officer

Dated: February 27, 2013

By: /s/ Laura M. Franklin
Laura M. Franklin
Executive Vice President
Accounting, Administration and Corporate Secretary
(Principal Accounting Officer)

Dated: February 27, 2013

By: /s/ William T. Camp
William T. Camp
Chief Financial Officer
(Principal Financial Officer)

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CORPORATE INFORMATION

Corporate Headquarters

Washington Real Estate Investment Trust
6110 Executive Boulevard, Suite 800
Rockville, Maryland 20852-3927
301.984.9400
800.565.9748
301.984.9610 Fax
www.writ.com

Counsel

Arent Fox LLP
1717 K Street, N.W.
Washington, D.C. 20036-5342

Independent Registered Public Accounting Firm

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

Annual Meeting

WRIT will hold its annual meeting of stockholders on May 16, 2013, at 11:00 a.m. at the Bethesda North Marriott Hotel & Conference Center, 5701 Marinelli Road, North Bethesda, Maryland.

WRIT Direct

WRIT's dividend reinvestment plan permits cash investment of up to the amount specified in the plan, plus dividends, and is IRA eligible.

Stock Information

WRIT is traded on the New York Stock Exchange. The symbol listed in the newspaper is WRIT. The trading symbol is WRE.

Member

National Association of Real Estate Investment Trusts®
1875 Eye Street, N.W., Suite 600
Washington, D.C. 20006-5413

Annual CEO Certification

WRIT submitted the CEO Certification required by the NYSE under Section 303A. 12(a) without qualifications.

PERFORMANCE GRAPH

Set forth below is a graph comparing the cumulative total shareholder return (assumes reinvestment of dividends) on WRIT shares with the cumulative total return of companies making up the Standard & Poor's 500 Stock Index and the MSCI US REIT Index. The MSCI US REIT Index is a total-return index representing approximately 85% of the US REIT universe.

Comparison of Five Year Cumulative Total Return



$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
WRIT
MSCI US REIT Index
S&P 500

Reconciliation of Core Funds from Operations[1,2]

	2008	2009	2010	2011	2012
Funds from Operations	$2.00	$2.14	$1.79	$1.66	$1.84
Loss (Gain) on Extinguishment of Debt	0.12	(0.09)	0.15	0.02	—
Real Estate Impairment	—	—	—	0.22	0.03
Acquisition Costs	—	0.01	0.02	0.05	—
Severance Expense	—	—	—	—	0.02
Core Funds from Operations	$2.12	$2.06	$1.96	$1.95	$1.90

(1) Columns may not foot due to rounding.

(2) Core Funds From Operations ("Core FFO") is calculated by adjusting FFO for the following items (which we believe are not indicative of the performance of WRIT's operating portfolio and affect the comparative measurement of WRIT's operating performance over time): (1) gains or losses on extinguishment of debt, (2) real estate impairment not already excluded from FFO and (3) costs related to the acquisition of properties, as appropriate. These items can vary greatly from period to period, depending upon the volume of our acquisition activity and debt retirements, among other factors. We believe that by excluding these items, Core FFO serves as a useful, supplementary measure of WRIT's ability to incur and service debt and to distribute dividends to its shareholders. Core FFO is a non-GAAP and non-standardized measure, and may be calculated differently by other REITs.

WRE LISTED NYSE



WRIT OFFICERS (FROM LEFT TO RIGHT)

Thomas L. Regnell, Senior Vice President and Managing Director, Office Division, **Laura M. Franklin,** Executive Vice President Accounting, Administration and Corporate Secretary, **Thomas C. Morey,** Senior Vice President and General Counsel, **George F. McKenzie,** President and Chief Executive Officer, **William T. Camp,** Executive Vice President and Chief Financial Officer, **James B. Cederdahl,** Senior Vice President, Property Operations



WRIT TRUSTEES (FROM LEFT TO RIGHT)

Edward S. Civera, Retired Chairman, Catalyst Health Solutions, Inc., **Wendelin A. White,** Partner, Pillsbury Winthrop Shaw Pittman LLP, **William G. Byrnes,** Retired Managing Director, Alex. Brown & Sons, **Vice Adm. Anthony L. Winns (RET.),** President, Middle East-Africa Region, Corporate International Business Development, Lockheed Martin Corporation, **John P. McDaniel,** Chairman, WRIT; Retired Chief Executive Officer, MedStar Health, **George F. McKenzie,** President and Chief Executive Officer, WRIT, **Charles T. Nason,** Retired Chairman, President and Chief Executive Officer, The Acacia Group, **Thomas Edgie Russell, III,** Retired President, Partners Realty Trust, Inc.

RETURNS

$10,000 invested in WRIT since December 31, 1971, with dividends reinvested, would be worth $3.2 million as of December 31, 2012.



ANNUALIZED COMPOUND TOTAL RETURN
WRIT 15.1%
NAREIT Equity 12.1%
S&P 500 9.8%
PRICE RETURN
WRIT 8.1%
NASDAQ 8.3%
DJIA 6.8%
$3,000,000
$2,000,000
$1,000,000
1971
2012

Source: Bloomberg, NAREIT, WRIT

WRIT | WASHINGTON REAL ESTATE INVESTMENT TRUST

6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852-3927 301.984.9400 800.565.9748 Fax 301.984.9610 www.writ.com